As filed with the Securities and Exchange Commission on October 19, 2001

Registration No. 333-68146

SECURITIES AND EXCHANGE COMMISSION

Amendment No. 2

to
FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

THE ADVISORY BOARD COMPANY

(Exact name of registrant as specified in its charter)

Delaware	8732	52-1468699

(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

The Advisory Board Company

The Watergate
600 New Hampshire Ave., NW
Washington, DC 20037
(202) 672-5600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David L. Felsenthal

Chief Financial Officer
The Advisory Board Company
The Watergate
600 New Hampshire Ave., NW
Washington, DC 20037
(202) 672-5600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven R. Finley Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 (212) 351-4000 Fax: (212) 351-4035	Thomas R. Brome Cravath, Swaine & Moore 825 Eighth Avenue New York, NY 10019 (212) 474-1000 Fax: (212) 474-3700

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to such section 8(a) may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 19, 2001.

                 Shares

Common Stock

         Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $          and $     per share. We are applying to list our common stock on The Nasdaq Stock Market’s National Market under the symbol “ABCO.”

      The selling stockholder is selling all of the shares of common stock in the offering. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholder.

      The underwriters have an option to purchase a maximum of      additional shares from the selling stockholder to cover over-allotments of shares.

      Investing in our common stock involves risks. See “Risk Factors” on page 8.

Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	Selling Stockholder

Per Share	$	$	$

Total	$	$	$

      Delivery of the shares of common stock will be made on or about           , 2001.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	Deutsche Banc Alex. Brown

UBS Warburg	William Blair & Company

The date of this prospectus is           , 2001.

[INSIDE THE FRONT COVER IS A ONE PAGE PICTURE OF COLUMNS WITH THE FOLLOWING QUOTE BY THOMAS JEFFERSON: “KNOWLEDGE IS POWER” AND A TWO PAGE FOLD OUT PICTURE OF COLUMNS WITH THE PHRASE “IN SEARCH OF EXCEPTIONAL PRACTICES” AT THE TOP AND A BRIEF DESCRIPTION OF OUR CORPORATE BELIEFS AT THE BOTTOM. A THREE PAGE LIST OF 1,600 CURRENT MEMBER COMPANIES OVERLAID ON A PICTURE OF COLUMNS AND THE COMPANY LOGO IS INSIDE THE BACK COVER.]

i

PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
CERTAIN TRANSACTIONS PRIOR TO THE OFFERING
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK, CERTIFICATE OF INCORPORATION AND BYLAWS
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
MATERIAL UNITED STATES INCOME TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS
VALIDITY OF COMMON STOCK
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
Ex-23.2 Consent of Arthur Andersen LLP

      You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

      Until           , 2001 (25 days after commencement of the offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

ii

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in the common stock. We urge you to read this entire prospectus carefully, including the “Risk Factors” section and our financial statements and the notes to those statements. Unless otherwise indicated, information presented in this prospectus assumes no exercise of the underwriters’ over-allotment option. Our fiscal year ends on March 31. References to fiscal 1998, fiscal 1999, fiscal 2000 and fiscal 2001 in this prospectus relate to the fiscal years ended March 31, 1998, March 31, 1999, March 31, 2000 and March 31, 2001, respectively. References to shares of common stock in this prospectus does not give effect to a      -for-one stock split which we expect will be effected on           , 2001.

The Advisory Board Company

      We provide best practices research and analysis to the health care industry, focusing on business strategy, operations and general management issues. Best practices research identifies, analyzes and describes specific management initiatives, strategies and processes that produce the best results in solving common problems or challenges. We provide our best practices research and analysis through discrete annual programs to a membership of more than 2,000 hospitals, health systems, pharmaceutical and biotech companies, health care insurers, and medical device companies in the United States. Each program charges a fixed annual fee and provides members with best practices research reports, executive education and other supporting research services.

      We currently offer 13 distinct programs, each of which targets the issues of a specific executive constituency or business function. We sell substantially all of our program memberships as one-year agreements. Memberships in the majority of our programs are renewable at the end of their one-year contracts and these renewable programs generated 86% of our revenues for the six months ended September 30, 2001. The remaining 14% of our revenues came from programs that provide best practices installation support through 12-month memberships that are not individually renewable. Each program offers a standardized set of services, allowing us to spread our largely fixed program cost structure across our membership base of participating companies. This economic model enables us to increase our revenues and operating margin as we expand the membership base of our programs and, we believe, permits members to learn about industry best practices at a fraction of the cost of a customized analysis performed by a major consulting firm. We believe that the resulting program prices generally represent a small percentage of the potential bottom-line improvement members can achieve by successfully implementing one or more of the dozens of best practices they receive as members of a particular program.

      The health care industry is especially suited for our business model of developing standardized best practices programs that target large numbers of potential members with common problems and issues. The fragmented nature of the health care industry and our cooperative membership model enable us to identify new best practices that are not widely known and distribute them broadly to our members. Our programs provide access to best practices on a shared-cost basis that, we believe, is especially appealing to health care companies.

      Our business was founded in 1979 to provide best practices research and analysis across all industries. We launched our first health care best practices program in 1986. Almost all of our new program development efforts from fiscal 1996 through fiscal 1999 were targeted outside the health care sector as we focused on developing a division of our company, The Corporate Executive Board Company. After we divested our non-health care operations through the spin-off and 1999 initial public offering of The Corporate Executive Board Company, we adopted an aggressive growth strategy for our health care business.

      Since April 2000, we have launched seven new programs, five of which provide best practices installation support, and doubled the size of our sales force. The early results of this growth strategy can be seen in our recent operating results. For the six months ended September 30, 2001, our revenues grew 25.3% from the comparable period of the prior year and our income from operations grew from $0.9 million in the six months ended September 30, 2000 to $2.5 million in the six months ended

September 30, 2001. We will continue to cross-sell our 13 current programs to existing members and develop new programs targeting the health care industry as part of our growth strategy to increase our revenues and earnings.

Our Membership Model

      Our membership-based model, in which members actively participate in our research and analysis, is central to our strategy. This model gives us privileged access to our members’ business practices, proprietary data and strategic plans and enables us to provide detailed best practices analyses on current industry issues. Our member renewal rate for each of the last three years equaled or exceeded 84%, reflecting our members’ recognition of the value they derive from participating in our programs.

      Our membership includes the most prestigious and progressive health care institutions in the United States. As of September 30, 2001, 15 of the top 16 hospitals as ranked by U.S. News and World Report were members, including The Cleveland Clinic, Duke University Medical Center, Johns Hopkins Hospital, Massachusetts General Hospital, New York-Presbyterian Hospital and the UCLA Medical Center. Our membership also includes leading pharmaceutical and biotech companies, health care insurers and medical device companies, such as Genentech, Johnson & Johnson, Medtronic, Merck and WellPoint Health Networks. Our programs currently reach over 3,900 chief executive and chief operating officers and 40,000 senior executives, clinical leaders, department heads and product-line managers.

Our Business Strategy

      Our business strategy is to develop and operate membership-based best practices programs that research and analyze the strategic, operational and management issues facing the healthcare industry and distribute our findings to our members in a standardized manner. Key elements of our business strategy include:

•	Capitalizing on our membership-based business model;

•	Continuing to focus on researching best practices within the health care industry;

•	Leveraging our research and relationships to offer best practices installation support to our members;

•	Scaling our largely fixed-cost economic model; and

•	Delivering a compelling value proposition while maintaining a high member renewal rate.

Principal Executive Offices

      Our principal executive offices are located at The Watergate, 600 New Hampshire Avenue, NW, Washington, DC 20037. Our telephone number at that address is (202) 672-5600.

The Offering

Shares of common stock offered by the selling stockholder(1)

Shares to be outstanding after the offering(2)	890,800

Use of proceeds	We will not receive any proceeds from the sale of the shares.

Proposed Nasdaq symbol	ABCO

(1)	See “Principal and Selling Stockholders” for information on the selling stockholder. Assumes no exercise of the underwriters’ over-allotment option. See “Underwriting.”

(2)	Unless otherwise indicated, references in this prospectus to the number of shares to be outstanding after the offering do not include:

•	shares, based on the mid-point of the estimated initial public offering price range set forth on the cover page of this prospectus, that we will receive at the closing of the offering from the selling stockholder under a stock option agreement;

•	539,302 shares issuable upon the exercise of stock options outstanding as of September 30, 2001, at a weighted average exercise price of $124.01 per share (giving effect to the tax benefit related to the exercise of these non-qualified options using the treasury stock method results in an effective weighted average exercise price of $ per share);

•	236,698 additional shares that we may issue under our stock option plans as of September 30, 2001; and

•	50,000 shares that we may issue under our employee stock purchase plan after the closing of the offering.

Risk Factors

      See “Risk Factors” beginning on page 8 for a discussion of material risks that prospective purchasers of our common stock should consider.

Summary Financial Data

						Six Months Ended
	Fiscal Year Ended March 31,					September 30,

	1997	1998	1999	2000	2001	2000	2001

	(In thousands, except per share amounts)

Statement of Operations Data:

Revenues	$52,089	$55,334	$57,831	$58,535	$63,727	$30,492	$38,212

Cost of services (excluding special compensation arrangements expense of $1,348, $1,230, $4,592, $1,766, $1,821, $976 and $282) (1)	23,342	23,140	24,096	27,441	33,644	15,140	18,091

Gross profit	28,747	32,194	33,735	31,094	30,083	15,352	20,121

Costs and expenses:

Member relations and marketing (excluding special compensation arrangements expense of $1,979, $711, $4,143, $836, $679, $382 and $0) (1)	6,166	6,242	6,631	8,741	12,592	5,608	7,475

General and administrative (excluding special compensation arrangements expense of $0, $279, $1,838, $408, $344, $164 and $835) (1)(2)	7,073	8,941	9,618	8,524	9,764	4,509	5,294

Depreciation and loss on disposal of fixed assets	1,047	1,640	1,976	1,762	1,539	653	1,064

Special compensation arrangements (1)	3,327	2,220	10,573	3,010	2,844	1,522	1,117

Affiliate company charge (3)	—	—	959	4,097	4,505	2,147	2,676

Total costs and expenses	17,613	19,043	29,757	26,134	31,244	14,439	17,626

Income (loss) from operations	11,134	13,151	3,978	4,960	(1,161)	913	2,495

Interest income	851	1,221	1,044	592	471	255	320

Income (loss) before (provision) benefit for state income taxes	11,985	14,372	5,022	5,552	(690)	1,168	2,815

(Provision) benefit for state income taxes	(645)	(1,434)	(505)	(559)	68	(128)	(280)

Income (loss) from continuing operations (4)	11,340	12,938	4,517	4,993	(622)	1,040	2,535

(Loss) income from discontinued operations (net of income tax benefit of $28 in 1997 and provision of $288 in 1998) (4)	(269)	2,598	—	—	—	—	—

Net income (loss)	$11,071	$15,536	$4,517	$4,993	$(622)	$1,040	$2,535

Pro forma net income (loss) (5)	$6,721	$9,923	$2,888	$3,192	$(397)	$672	$1,619

Pro forma net income (loss) per share — basic (6)			$3.48	$3.85	$(0.48)	$0.81	$1.86

Pro forma weighted average shares outstanding — basic (6)			830	830	830	830	871

Pro forma net income (loss) per share — diluted (6)			$3.36	$3.72	$(0.48)	$0.79	$1.79

Pro forma weighted average shares outstanding — diluted (6)			859	858	830	856	907

	March 31,					September 30, 2001

	1997	1998	1999	2000	2001	Actual	Pro forma (7)

	(In thousands)

Balance Sheet Data:

Cash and cash equivalents	$17,408	$5,746	$5,330	$5,433	$20,853	$5,629	$2,964

Working capital deficit	(18,234)	(9,300)	(14,169)	(13,662)	(6,793)	(16,697)	(25,478)

Total assets	48,589	36,913	31,716	29,195	44,009	30,777	21,539

Deferred revenues	28,709	29,342	30,874	29,592	39,270	35,371	35,371

Total stockholders’ deficit	(19,103)	(7,497)	(12,801)	(10,229)	(1,531)	(11,831)	(21,069)

	March 31,					September 30,

	1997	1998	1999	2000	2001	2000	2001

Other Operating Data:

Adjusted income from operations (in thousands) (8)	$14,461	$15,371	$15,510	$12,067	$6,188	$4,582	$6,288

Membership programs offered	4	5	6	6	12	9	13

Total members	1,929	1,947	1,959	1,988	2,086

Member renewal rate (9)	86.1%	84.8%	85.3%	85.5%	86.2%

Contract value (in thousands) (10)	$55,012	$56,417	$56,933	$58,122	$69,873

Contract value per member (11)	$28,518	$28,976	$29,062	$29,236	$33,496

(1)	As a private company, we entered into special equity-based compensation arrangements with key employees. These arrangements were predominantly the repurchase of stock options and a special bonus paid to optionholders. See note 10 to our financial statements for a detailed description of these arrangements. We do not anticipate entering into new arrangements like these once we are a public company.

(2)	General and administrative expenses include certain amounts paid to DGB Enterprises, Inc., an affiliated corporation owned by the selling stockholder, for management services. See note 4 to our financial statements for more information regarding these charges. After the offering, we will provide these management services internally and we anticipate that our costs of providing these services will be similar to the amounts paid to DGB Enterprises in the past.

(3)	Charges from DGB Enterprises for strategic direction and oversight. See note 4 to our financial statements for more information regarding these charges. Once the offering is completed, our newly-constituted board of directors will provide strategic direction and oversight services and we will no longer pay the affiliate company charge.

(4)	In October 1997, we spun-off The Corporate Executive Board Company. Prior to the spin-off, The Corporate Executive Board Company was operated as one of our divisions. We have presented The Corporate Executive Board Company’s business as a discontinued operation in the statement of operations prior to October 31, 1997.

(5)	In conjunction with the offering, we intend to terminate our S corporation election and become subject to U.S. federal and state income taxes at prevailing corporate rates. The pro forma net income reflects an estimate of the income taxes that would have been recorded if we had been a C corporation for the periods presented.

(6)	Basic pro forma net income (loss) per share is computed by dividing pro forma net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted pro forma net income (loss) per share is computed by dividing pro forma net income (loss) by the pro forma weighted average number of shares outstanding, including dilutive securities, during the period. See note 3 and note 10 to our financial statements.

(7)	The pro forma balance sheet data as of September 30, 2001 gives effect to the following transactions, which will take place at or shortly before the closing of the offering:

•	an estimated $4.8 million distribution of cash and promissory notes to our stockholders;

•	termination of our S corporation election and the resulting increase of $1.6 million in federal deferred tax asset, decreased by the amount of the distribution of our S corporation net operating loss carryforward asset of $0.5 million;

•	transfer to the selling stockholder of amounts receivable from affiliates of $6.4 million and income taxes receivable of $1.2 million;

•	payment of approximately $1.3 million in offering expenses on behalf of the selling stockholder, which we will treat for accounting purposes as a distribution to the selling stockholder; and

•	reclassification of accumulated deficit to additional paid-in capital upon closing of the offering.

(8)	For the period ended at that date. Adjusted to exclude the special compensation arrangements and affiliate company charges discussed in notes 2 and 3 above.

(9)	The percentage of member institutions at the beginning of a fiscal year that hold one or more memberships in any of our programs at the beginning of the next fiscal year, adjusted to reflect mergers, acquisitions or different affiliations of members that result in changes of control over individual hospitals.

(10)	The aggregate annualized revenue attributed to all agreements in effect at a given point in time, without regard to the initial term or remaining duration of any such agreement.

(11)	Total contract value divided by the number of members.

Recent Operating Results

	Three Months Ended,

	Dec. 31, 2000	Mar. 31, 2001	Jun. 30, 2001	Sep. 30, 2001

	(In thousands)

Revenues	$15,733	$17,502	$18,530	$19,682

Cost of services (excluding special compensation arrangements expense of $488, $358, $98 and $184) (1)	8,942	9,562	9,247	8,844

Gross profit	6,791	7,940	9,283	10,838

Costs and expenses:

Member relations and marketing (excluding special compensation arrangements expense of $185, $110, $0 and $0) (1)	3,285	3,699	3,653	3,822

General and administrative (excluding special compensation arrangements expense of $82, $99, $33 and $802) (1)(2)	2,527	2,733	2,516	2,778

Depreciation	413	468	508	556

Special compensation arrangements (1)	755	567	131	986

Affiliate company charge (3)	1,143	1,215	1,298	1,378

Total costs and expenses	8,123	8,682	8,106	9,520

(Loss) income from operations (4)	$(1,332)	$(742)	$1,177	$1,318

Revenue growth over prior year period	10.0%	18.2%	25.8%	24.9%

Contract value (5)	$65,947	$69,873	$74,236	$77,578

Contract value growth over prior year period	15.6%	20.2%	22.4%	24.2%

(1)	As a private company we entered into special equity-based compensation arrangements with key employees. These arrangements were predominantly the repurchase of stock options and a special bonus paid to optionholders. See note 10 to our financial statements for a detailed description of these arrangements. We do not anticipate entering into new arrangements like these once we are a public company.

(2)	General and administrative expenses include certain amounts paid to DGB Enterprises for management services. See note 4 to our financial statements for more information regarding these charges. After the offering, we will provide these management services internally and we anticipate that our costs of providing these services will be similar to the amounts paid to DGB Enterprises in the past.

(3)	Charges from DGB Enterprises for strategic direction and oversight. See note 4 to our financial statements for more information regarding these charges. Once the offering is completed, our newly-constituted board of directors will provide strategic direction and oversight services and we will no longer pay the affiliate company charge.

(4)	By excluding the special compensation arrangements and affiliate company charges discussed in notes 2 and 3 above, adjusted income from operations would have been as follows:

	Three Months Ended,

	Dec. 31, 2000	Mar. 31, 2001	Jun. 30, 2001	Sep. 30, 2001

	(In thousands)

Adjusted income from operations	$566	$1,040	$2,606	$3,682

(5)	The aggregate annualized revenue attributed to all agreements in effect at a given point in time, without regard to the initial term or remaining duration of any such agreement.

RISK FACTORS

      In addition to the other information in this prospectus, you should consider carefully the following risk factors in evaluating us and our business before purchasing shares of common stock.

Risks Relating to Our Business

Our business is limited to the health care industry

      We derive substantially all of our revenues from clients in the health care industry and are prohibited by an agreement with The Corporate Executive Board Company from selling our membership-based programs to companies and institutions principally engaged in businesses other than health care until December 31, 2003. See “Certain Relationships and Transactions — Noncompetition Agreement with The Corporate Executive Board Company” for a more detailed discussion of this agreement.

      As a result, our business, financial condition and results of operations depend upon conditions affecting the health care industry generally and hospitals and health systems particularly. Our ability to grow will depend upon the growth of the health care industry generally as well as our ability to increase the number of programs and services that we sell to our members. Factors that adversely affect the revenues and cash flows of the health care industry, including operating results, capital requirements, regulation and litigation, can be expected to reduce the funds available for purchase of our products and services.

We depend on renewals of our membership-based services

      We derive most of our revenues from renewable memberships in our discrete annual programs. Our prospects therefore depend on our ability to achieve and sustain high renewal rates on existing programs and to enter into new membership arrangements. Failure to achieve high renewal rates would have a material adverse effect on our business, financial condition and operating results. Our success in securing renewals depends upon our ability to deliver consistent, high-quality and timely research and analysis with respect to issues, developments and trends that members view as important. We cannot assure you that we will be able to sustain the necessary level of performance to achieve a high rate of renewals and, as a result, we cannot assure you that we will be able to increase or even maintain our revenues.

We may experience difficulties building and sustaining a membership base in our new programs

      We launched six new programs in fiscal 2001 and one new program in the first half of fiscal 2002. Our future success depends on our ability to capitalize on these recently introduced programs. Five of these new programs offer best practices installation support, which we began to offer in fiscal 2001. These programs provide 12-month memberships to help participants accelerate the installation of best practices profiled in our research studies. Memberships in these five programs are not individually renewable. In order to maintain our annual revenues and contract value from these five programs, we will have to enroll new members each year as other members complete their 12-month program terms. We cannot assure you that we will be successful in selling these new programs in the future. Lack of market acceptance of these new programs could have a material adverse effect on our business.

Programs we launch in the future may not be successful

      Our future success depends on our ability to develop new programs that serve specific health care constituencies and the changing needs of our current and prospective members for information, analysis and advice. We cannot assure you that our efforts to introduce new programs will be successful. Delays or failures during development or implementation, or lack of market acceptance, of new programs could have a material adverse effect on our business. Our business would be materially adversely affected if we were unable to develop and introduce successful new programs or other new services, or to make enhancements to existing programs, in a timely manner in response to member requirements.

We may experience difficulties in anticipating market trends

      Our future success depends upon our ability to anticipate changing market trends and to adapt our research and analysis to meet the changing information and installation support needs of our members. We may not be able to provide helpful and timely research and analysis of developments and trends in a manner that meets market needs. Any such failure would have a material adverse effect on our business. The health care industry undergoes frequent and often dramatic changes, including the introduction of new and the obsolescence of old payments systems, changing regulatory environments, shifting strategies and market positions of major industry participants and changing objectives and expectations of health care consumers. This environment of rapid and continuous change presents significant challenges to our ability to provide our members with current and timely research, analysis and installation support on issues and topics of importance. Meeting these challenges requires the commitment of substantial resources. We cannot assure you that we will be able to meet these challenges.

Consolidation in the health care industry could adversely affect our business

      Many health care providers, insurers, medical device companies and pharmaceutical companies have consolidated to create larger organizations. Further consolidation could reduce the number of current and potential clients for our services. A reduction in the size of our target market could have a material adverse effect on our business.

      The larger organizations resulting from consolidation in the health care industry could have greater bargaining power which could affect the current pricing structure for our services. In addition, group purchasing organizations and managed care organizations could increase pressure on providers of health care related services, like ourselves, to reduce prices. Our failure to maintain adequate pricing levels could have a material adverse effect on our business.

We must attract and retain a significant number of highly-skilled employees

      Our future success depends upon our ability to hire, train, motivate and retain a significant number of highly-skilled employees, particularly research analysts and sales and marketing staff. Our inability to do so would have a material adverse effect on our business. We have experienced, and expect to continue to experience, intense competition for professional personnel from management consulting firms and other producers of research and analysis services. Many of these firms have substantially greater financial resources than we do to attract and compensate qualified personnel. We cannot assure you that we will be successful in attracting a sufficient number of highly-skilled employees in the future, or that we will be successful in training, motivating and retaining the employees we are able to hire.

Potential liability claims may adversely affect our business

      Our services, which involve recommendations and advice to health care providers regarding complex business and operational processes, regulatory and compliance issues and labor practices, may give rise to liability claims by our members or by third parties who bring claims against our members and us. Health care providers increasingly are the subject of litigation, and we cannot assure you that we would not also be the subject of such litigation based on our advice and services. A successful liability claim brought against us may adversely affect our reputation in the health care industry and could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that we would have adequate insurance coverage for claims against us.

Cost containment pressures on health care providers may adversely affect our business

      Health care providers have come under increasing pressure to contain operating costs in response to changes in reimbursement rates and increases in labor costs driven by workforce shortages. Health care financing entities, such as Medicare, Medicaid and private health plans, periodically adjust reimbursement rates to health care providers in response to changes in government legislation or market pressure to slow the growth of health care costs. As a result, health care providers may pressure professional information services companies to lower the cost of the services they provide. Our failure to maintain our revenues or gross profit margins could have a material adverse effect on our business.

The expiration of our noncompetition agreement with The Corporate Executive Board Company may adversely affect our business

      We have a noncompetition agreement with The Corporate Executive Board Company which generally prohibits The Corporate Executive Board Company from selling any membership-based products and services to health care providers. Additionally, The Corporate Executive Board Company is prohibited from selling such products and services to other types of health care organizations unless the products and services are of a general business nature and are principally sold to companies and institutions not in the health care industry. This agreement ends on December 31, 2003. After that date, The Corporate Executive Board Company may sell membership-based products and services in direct competition with us. Direct competition with The Corporate Executive Board Company may have a material adverse effect on our revenues. See “Certain Relationships and Transactions — Noncompetition Agreement with The Corporate Executive Board Company” for a more detailed discussion of this noncompetition agreement.

Regulatory change in our market may adversely affect our business

      Changing political, economic and regulatory influences on health care providers could have a material adverse effect on our business, financial condition and results of operations. These influences affect the purchasing practices and operations of health care organizations. Federal and state legislatures periodically have considered programs to reform or amend the United States health care system at both the federal and state level. These efforts could adversely affect our members by resulting in lower reimbursement rates for health care providers, which could change the environment in which providers operate and reduce the willingness or ability of our members to renew or pay for our products and services.

We may have difficulty managing our growth

      Our growth may place significant demands on our financial, operational and managerial resources. To manage future growth, we will have to continue to implement and enhance our operations and financial systems and augment, train and manage our personnel. Our inability to manage our growth successfully would have a material adverse effect on our business, financial condition and results of operations.

We may be unable to protect our intellectual property rights

      We rely on copyright laws, as well as nondisclosure and confidentiality arrangements, to protect our proprietary rights in our products and services. We cannot assure you that the steps we have taken to protect our intellectual property rights will be adequate to deter misappropriation of our rights or that we will be able to detect unauthorized uses and take timely and effective steps to enforce our rights. If unauthorized uses of our proprietary products and services were to occur, we might be required to engage in costly and time-consuming litigation to enforce our rights. We cannot assure you that we would prevail in such litigation. If others were able to use our intellectual property, our ability to charge our fees for our services would be adversely affected.

We may be exposed to litigation related to content

      As a publisher and distributor of original research and analysis and user of licensed third-party content, we face potential liability for defamation, negligence and copyright and trademark infringement. Any such litigation, whether or not resulting in a judgment against us, could have a material adverse effect on our business, financial condition and results of operations. Third-party content includes information created or provided by information services organizations and consultants whom we retain and may be delivered in writing, over the internet or orally to our members.

There have been recent changes in our senior management

      Frank J. Williams joined us in September 2000 and became our Chief Executive Officer in June 2001. Mr. Williams has no prior experience as a chief executive officer of an independent public corporation. David L. Felsenthal worked for us or an affiliate from 1992 to 1995 and from 1999 to the present and became our Chief Financial Officer, Treasurer and Secretary in April 2001. Mr. Felsenthal has no prior experience in those positions. A failure by our senior management to effectively manage our business would have a material adverse effect our operating results.

Our management has no experience in managing a public company

      Our management team has historically operated our business as a privately-owned corporation. The individuals who now constitute our management have never had responsibility for managing a publicly-traded company.

We may face damage to our professional reputation or legal liability if our clients are not satisfied with our services

      As a provider of best practices research and analysis, our professional reputation is an important factor in attracting and retaining our members and in building relationships with the progressive health care companies that supply many of the best practices we feature in our research. If members were to become dissatisfied with the quality of our best practices research and the services we provide, our professional reputation could be damaged. If we fail to meet our contractual obligations, we could be subject to legal liability or loss of client relationships.

Risks Relating to Our Certificate of Incorporation and Bylaw Provisions and the Offering

A large number of shares may be sold in the market following the offering which may depress our stock price

      Sales of a substantial number of shares of our common stock in the public market by our stockholders after the offering, or the perception that such sales may occur, could depress the market price of our common stock. Upon completion of the offering, we will have outstanding 890,800 shares of common stock. Of these shares, the                shares offered under this prospectus, or                 shares if the underwriters exercise their over-allotment option, which will represent      % of our outstanding common stock, or      % if the underwriters exercise their over-allotment option, will be freely tradable, without restriction, in the public market unless held by an affiliate of ours. After the lock-up agreements pertaining to the offering expire 180 days from the date of this prospectus, our existing stockholders will be entitled, until five years after the closing of the offering, to require us to register their shares. As of September 30, 2001, there were options outstanding to purchase 539,302 shares of our common stock, 32,500 shares of which are exercisable. Approximately one-third of the remaining outstanding options will become exercisable on each of the first, second and third anniversaries of the offering. We may issue an additional 236,698 shares under our stock option plans as of September 30, 2001. We may issue 50,000 shares under our employee stock purchase plan after the closing of the offering. Upon exercise, these options will be eligible for sale in the public market.

An active public market for our common stock may not develop, which would impede your ability to sell your shares and depress our stock price

      The initial price of our common stock to be sold in the offering will be determined through negotiations between the selling stockholder and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. Before the offering, no public market existed for our common stock. An active public market for our common stock may not develop or be sustained after the offering, which could affect your ability to sell your shares and depress the market price of your shares. The market price of your shares may fall below the initial public offering price.

Our current stockholders will continue to control our company

      After the offering, the selling stockholder and our other current stockholders collectively will own      % of our common stock, or      % of our common stock if the underwriters’ over-allotment option is exercised in full. These stockholders may have interests that conflict with yours and, acting together, would be able to control any matter requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions, including a change of control.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

      We have made forward-looking statements in this prospectus, including the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, the effects of future regulation and the effects of competition.

      Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates” or similar expressions. Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we distribute this prospectus.

      You should understand that many important factors, in addition to those discussed elsewhere in this prospectus, could cause our results to differ materially from those expressed in forward-looking statements. These factors include our dependence on the health care industry, our membership-based business model, economic and other conditions in the markets in which we operate and governmental regulations.

CERTAIN TRANSACTIONS PRIOR TO THE OFFERING

S Corporation Distribution and Termination of S Corporation Status

      Prior to the closing of the offering, we will continue to be treated as an S corporation for federal and certain state income tax purposes. As a result, our earnings continue to be taxed for federal and certain state tax purposes directly to our stockholders. Effective as of the closing of the offering, our status as an S corporation will be terminated and we will become subject to federal and state income taxes as a C corporation. The termination of our S corporation election will result in a $1.6 million increase in federal deferred tax asset, decreased by the amount of the distribution of our S corporation net operating loss carryforward asset of $0.5 million, at the close of the offering.

      In May and June 2001, we made cash distributions to the selling stockholder in an aggregate amount of $13.0 million. Prior to the closing of the offering, we will distribute an additional estimated $4.8 million in cash and promissory notes to our stockholders. In addition, we will pay approximately $1.3 million in offering expenses and transfer to the selling stockholder amounts receivable from affiliates of $6.4 million and income taxes receivable of $1.2 million. These transactions will be treated for accounting purposes as a distribution to the selling stockholder.

      In connection with these distributions and payments, we entered into a cross-indemnification agreement with the selling stockholder under which we will indemnify the selling stockholder and the selling stockholder will indemnify us with respect to adverse tax effects resulting from the reallocation of income and expenses between S corporation and C corporation tax years.

Recapitalization

      Our board of directors and stockholders approved a   -for-one stock split to our class A and class B common stock on           , 2001 which was effected on           , 2001. At the time of this stock split, we had two classes of common stock issued and outstanding, class A voting common stock and class B nonvoting common stock, which differed only as to voting rights. Our certificate of incorporation provides for the reclassification of our two outstanding classes of common stock into shares of a single class of common stock upon the closing of the offering. See “Description of Capital Stock.”

Reincorporation

      Prior to August 13, 2001 we were incorporated as a Maryland corporation. In order to change our state of incorporation, our board of directors and our stockholders approved a merger, effective August 13, 2001, into a Delaware corporation. As of the effective date of the merger, each outstanding share of the Maryland corporation’s class A common stock was exchanged for one share of the Delaware corporation’s class A common stock and each outstanding share of the Maryland corporation’s class B common stock was exchanged for one share of the Delaware corporation’s class B common stock. All outstanding shares of common stock of the Maryland corporation were then cancelled. No accounting recognition will be given to the reincorporation.

USE OF PROCEEDS

      The selling stockholder is selling all of the shares of common stock being sold in the offering, including any shares sold on exercise of the underwriters over-allotment option. We will not receive any proceeds from the offering.

DIVIDEND POLICY

      We made cash distributions to the selling stockholder of $2.6 million in fiscal 2000 and $16,000 in fiscal 2001. In May and June 2001, we made cash distributions to the selling stockholder in an aggregate amount of $13.0 million. Prior to the closing of the offering we will make the distributions to our stockholders described in “Certain Transactions prior to the Offering — S Corporation Distribution and Termination of S Corporation Status.” We do not anticipate declaring or paying dividends after the offering. The timing and amount of future dividends, if any, would be determined by our board of directors and would depend, among other factors, upon our results of operations, financial condition and cash requirements at the time such payment is considered.

CAPITALIZATION

      The following table sets forth our capitalization at September 30, 2001 on an actual and as adjusted basis. You should read this table in conjunction with the financial statements and notes to the financial statements included elsewhere in this prospectus.

	September 30, 2001

	Actual	As adjusted(1)

	(In thousands)

Cash and cash equivalents	$5,629	$2,964

Preferred stock	$—	$—

Class A voting common stock	—	—

Class B nonvoting common stock	9	9

Common stock	—	—

Additional paid-in capital	14,502	(20,378)

Deferred compensation	(700)	(700)

Promissory notes receivable	(3,418)	—

Accumulated deficit	(22,224)	—

Total capitalization	$(11,831)	$(21,069)

(1)	The as adjusted balance sheet data as of September 30, 2001 gives effect to the following transactions, which will take place at or shortly before the closing of the offering:

•	an estimated $4.8 million distribution of cash and promissory notes to our stockholders;

•	our reincorporation as a Delaware corporation and the reclassification of our two outstanding classes of common stock into a single class of common stock;

•	termination of our S corporation election and the resulting increase of $1.6 million in federal deferred tax asset, decreased by the amount of the distribution of our S corporation net operating loss carryforward asset of $0.5 million;

•	transfer to the selling stockholder of amounts receivable from affiliates of $6.4 million and income taxes receivable of $1.2 million;

•	payment of approximately $1.3 million in offering expenses on behalf of the selling stockholder, which we will treat for accounting purposes as a distribution to the selling stockholder; and

•	reclassification of accumulated deficit to additional paid-in capital upon closing of the offering.

DILUTION

      The following table compares the public offering price of the shares to the cost to our existing stockholders of shares of common stock that they acquired within the past five years, or which they have the right to acquire under outstanding stock options.

	Shares Purchased		Total Consideration
						Average Price
	Number	Percent(3)	Amount		Percent(3)	Per Share

Existing stockholders(1)	600,102	%	$70,226,123	(4)	%	$117.02 (6)

New investors(2)		%		$(5)	%	$(7)

Total		100%			100%

(1)	The number of shares of our common stock currently outstanding that were purchased from us within the past five years, plus the number of shares issuable upon the exercise of currently outstanding stock options.

(2)	The number of shares being offered to investors in this offering.

(3)	The percent that each number represents of the sum of both numbers.

(4)	The sum of the price paid to us for all shares purchased from us within the past five years and the aggregate exercise price of all currently outstanding stock options.

(5)	The product of the mid-point of the estimated initial public offering price range set forth on the cover page of this prospectus and the aggregate price to public of the shares being offered to investors in the offering.

(6)	The weighted average price of all shares purchased from us within the past five years and aggregate exercise price of all currently outstanding stock options.

(7)	The mid-point of the estimated initial public offering price range set forth on the cover page of this prospectus.

      As of September 30, 2001 our common stock had a negative tangible book value of $     per fully diluted share. Pro forma for the transactions expected to occur upon completion of the offering, our negative tangible net worth per share would be $     . Because all of the shares are being sold by the selling stockholder, the completion of the offering will not affect our net worth and purchasers of our shares will experience significant dilution from their purchase price to the negative tangible net worth per share.

SELECTED FINANCIAL DATA

      The following table sets forth selected financial and operating data. The selected financial data presented below as of March 31, 2001, and for each of the years in the five-year period ended March 31, 2001, have been derived from our financial statements which have been audited by Arthur Andersen LLP, independent public accountants. The selected financial data for the six months ended September 30, 2000 and 2001, and the recent operating results for the quarters ended December 31, 2000, March 31, 2001, June 30, 2001 and September 30, 2001 are derived from our unaudited financial statements and include all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of the financial position and results of operations as of and for such periods. Operating results for the six months ended September 30, 2001 are not necessarily indicative of the results that may be expected for the year ended March 31, 2002. You should read the selected financial data presented below in conjunction with our financial statements, the notes to our financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

						Six Months Ended
	Fiscal Year Ended March 31,					September 30,

	1997	1998	1999	2000	2001	2000	2001

	(In thousands, except per share amounts)

Statement of Operations Data:

Revenues	$52,089	$55,334	$57,831	$58,535	$63,727	$30,492	$38,212

Cost of services (excluding special compensation arrangements expense of $1,348, $1,230, $4,592, $1,766, $1,821, $976 and $282) (1)	23,342	23,140	24,096	27,441	33,644	15,140	18,091

Gross profit	28,747	32,194	33,735	31,094	30,083	15,352	20,121

Costs and expenses:

Member relations and marketing (excluding special compensation arrangements expense of $1,979, $711, $4,143, $836, $679, $382 and $0) (1)	6,166	6,242	6,631	8,741	12,592	5,608	7,475

General and administrative (excluding special compensation arrangements expense of $0, $279, $1,838, $408, $344, $164 and $835) (1)(2)	7,073	8,941	9,618	8,524	9,764	4,509	5,294

Depreciation and loss on disposal of fixed assets	1,047	1,640	1,976	1,762	1,539	653	1,064

Special compensation arrangements (2)	3,327	2,220	10,573	3,010	2,844	1,522	1,117

Affiliate company charge (3)	—	—	959	4,097	4,505	2,147	2,676

Total costs and expenses	17,613	19,043	29,757	26,134	31,244	14,439	17,626

Income (loss) from operations	11,134	13,151	3,978	4,960	(1,161)	913	2,495

Interest income	851	1,221	1,044	592	471	255	320

Income (loss) before (provision) benefit for state income taxes	11,985	14,372	5,022	5,552	(690)	1,168	2,815

(Provision) benefit for state income taxes	(645)	(1,434)	(505)	(559)	68	(128)	(280)

Income (loss) from continuing operations (4)	11,340	12,938	4,517	4,993	(622)	1,040	2,535

(Loss) income from discontinued operations (net of income tax benefit of $28 in 1997 and provision of $288 in 1998) (4)	(269)	2,598	—	—	—	—	—

Net income (loss)	$11,071	$15,536	$4,517	$4,993	$(622)	$1,040	$2,535

Pro forma net income (loss) (5)	$6,721	$9,923	$2,888	$3,192	$(397)	$672	$1,619

Pro forma net income (loss) per share — basic (6)			$3.48	$3.85	$(0.48)	$0.81	$1.86

Pro forma weighted average shares outstanding — basic (6)			830	830	830	830	871

Pro forma net income (loss) per share — diluted (6)			$3.36	$3.72	$(0.48)	$0.79	$1.79

Pro forma weighted average shares outstanding — diluted (6)			859	858	830	856	907

	March 31,					September 30, 2001

	1997	1998	1999	2000	2001	Actual	Pro forma (7)

	(In thousands)

Balance Sheet Data:

Cash and cash equivalents	$17,408	$5,746	$5,330	$5,433	$20,853	$5,629	$2,964

Working capital deficit	(18,234)	(9,300)	(14,169)	(13,662)	(6,793)	(16,697)	(25,478)

Total assets	48,589	36,913	31,716	29,195	44,009	30,777	21,539

Deferred revenues	28,709	29,342	30,874	29,592	39,270	35,371	35,371

Total stockholders’ deficit	(19,103)	(7,497)	(12,801)	(10,229)	(1,531)	(11,831)	(21,069)

	March 31,					September 30,

	1997	1998	1999	2000	2001	2000	2001

	(In thousands)

Other Operating Data:

Adjusted income from operations (in thousands) (8)	$14,461	$15,371	$15,510	$12,067	$6,188	$4,582	$6,288

Membership programs offered	4	5	6	6	12	9	13

Total members	1,929	1,947	1,959	1,988	2,086

Member renewal rate (9)	86.1%	84.8%	85.3%	85.5%	86.2%

Contract value (in thousands) (10)	$55,012	$56,417	$56,933	$58,122	$69,873

Contract value per member (11)	$28,518	$28,976	$29,062	$29,236	$33,496

(1)	As a private company, we entered into special equity-based compensation arrangements with key employees. These arrangements were predominantly the repurchase of stock options and a special bonus paid to optionholders. See note 10 to our financial statements for a detailed description of these arrangements. We do not anticipate entering into new arrangements like these once we are a public company.

(2)	General and administrative expenses include certain amounts paid to DGB Enterprises, Inc., an affiliated corporation owned by the selling stockholder, for management services. See note 4 to our financial statements for more information regarding these charges. After the offering, we will provide these management services internally and we anticipate that our costs of providing these services will be similar to the amounts paid to DGB Enterprises in the past.

(3)	Charges from DGB Enterprises for strategic direction and oversight. See note 4 to our financial statements for more information regarding these charges. Once the offering is completed, our newly-constituted board of directors will provide strategic direction and oversight services and we will no longer pay the affiliate company charge.

(4)	In October 1997, we spun-off The Corporate Executive Board Company. Prior to the spin-off, The Corporate Executive Board Company was operated as one of our divisions. We have presented The Corporate Executive Board Company’s business as a discontinued operation in the statement of operations prior to October 31, 1997.

(5)	In conjunction with the offering, we intend to terminate our S corporation election and become subject to U.S. federal and state income taxes at prevailing corporate rates. The pro forma net income reflects an estimate of the income taxes that would have been recorded if we had been a C corporation for the periods presented.

(6)	Basic pro forma net income (loss) per share is computed by dividing pro forma net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted pro forma net income (loss) per share is computed by dividing pro forma net income (loss) by the pro forma weighted average number of shares outstanding, including dilutive securities, during the period. See note 3 and note 10 to our financial statements.

(7)	The pro forma balance sheet data as of September 30, 2001 gives effect to the following transactions, which will take place at or shortly before the closing of the offering:

•	an estimated $4.8 million distribution of cash and promissory notes to our stockholders;

•	termination of our S corporation election and the resulting increase of $1.6 million in federal deferred tax asset, decreased by the amount of the distribution of our S corporation net operating loss carryforward asset of $0.5 million;

•	transfer to the selling shareholder of receivables due from affiliates of $6.4 million and income taxes receivable of $1.2 million;

•	payment of approximately $1.3 million in offering expenses on behalf of the selling stockholder, which we will treat for accounting purposes as a distribution to the selling stockholder; and

•	reclassification of accumulated deficit to additional paid-in capital upon closing of the offering.

(8)	For the period ended at that date. Adjusted to exclude the special compensation arrangements and affiliate company charges discussed in notes 2 and 3 above.

(9)	The percentage of member institutions at the beginning of a fiscal year that hold one or more memberships in any of our programs at the beginning of the next fiscal year, adjusted to reflect mergers, acquisitions or different affiliations of members that result in changes of control over individual hospitals.

(10)	The aggregate annualized revenue attributed to all agreements in effect at a given point in time, without regard to the initial term or remaining duration of any such agreement.

(11)	Total contract value divided by the number of members.

Recent Operating Results

	Three Months Ended,

	Dec. 31, 2000	Mar. 31, 2001	Jun. 30, 2001	Sep. 30, 2001

	(In thousands)

Revenues	$15,733	$17,502	$18,530	$19,682

Cost of services (excluding special compensation arrangements expense of $488, $358, $98 and $184) (1)	8,942	9,562	9,247	8,844

Gross profit	6,791	7,940	9,283	10,838

Costs and expenses:

Member relations and marketing (excluding special compensation arrangements expense of $185, $110, $0 and $0) (1)	3,285	3,699	3,653	3,822

General and administrative (excluding special compensation arrangements expense of $82, $99, $33 and $802) (1)(2)	2,527	2,733	2,516	2,778

Depreciation	413	468	508	556

Special compensation arrangements (1)	755	567	131	986

Affiliate company charge (3)	1,143	1,215	1,298	1,378

Total costs and expenses	8,123	8,682	8,106	9,520

(Loss) income from operations (4)	$(1,332)	$(742)	$1,177	$1,318

Revenue growth over prior year period	10.0%	18.2%	25.8%	24.9%

Contract value (5)	$65,947	$69,873	$74,236	$77,578

Contract value growth over prior year period	15.6%	20.2%	22.4%	24.2%

(1)	As a private company we entered into special equity-based compensation arrangements with key employees. These arrangements were predominantly the repurchase of stock options and a special bonus paid to optionholders. See note 10 to our financial statements for a detailed description of these arrangements. We do not anticipate entering into new arrangements like these once we are a public company.

(2)	General and administrative expenses include certain amounts paid to DGB Enterprises for management services. See note 4 to our financial statements for more information regarding these charges. After the offering, we will provide these management services internally and we anticipate that our costs of providing these services will be similar to the amounts paid to DGB Enterprises in the past.

(3)	Charges from DGB Enterprises for strategic direction and oversight. See note 4 to our financial statements for more information regarding these charges. Once the offering is completed, our newly-constituted board of directors will provide strategic direction and oversight services and we will no longer pay the affiliate company charge.

(4)	By excluding the special compensation arrangements and affiliate company charges discussed in notes 2 and 3 above, adjusted income from operations would have been as follows:

	Three Months Ended,

	Dec. 31, 2000	Mar. 31, 2001	Jun. 30, 2001	Sep. 30, 2001

	(In thousands)

Adjusted income from operations	$566	$1,040	$2,606	$3,682

(5)	The aggregate annualized revenue attributed to all agreements in effect at a given point in time, without regard to the initial term or remaining duration of any such agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

      Our business was founded in 1979 to provide best practices research and analysis across all industries. We launched our first health care best practices program in 1986. Almost all of our new program development efforts from fiscal 1996 through fiscal 1999 were targeted outside the health care sector as we focused on developing a division of our company, The Corporate Executive Board Company. After we divested our non-health care operations through the spin-off and 1999 initial public offering of The Corporate Executive Board, we adopted a growth strategy for our health care business. Since April 2000, we have launched seven new programs and doubled the size of our sales force.

      The implementation of our growth strategy can be seen in our operating results. Our revenues grew 25.3% in the first six months of fiscal 2002 over the first six months of fiscal 2001, after growing 8.9% in fiscal 2001 over fiscal 2000. We increased our contract value by 20.2% at March 31, 2001 over March 31, 2000 and 24.2% at September 30, 2001 over September 30, 2000. We define contract value as the aggregate annualized revenue attributed to all membership agreements in effect at a given point in time, without regard to the initial term or remaining duration of any such agreement. Revenue growth typically trails contract value growth because we recognize revenues from our programs ratably over the term of program contracts, substantially all of which are 12 months in duration.

      Memberships in each of our six programs introduced prior to April 2000, and two of our programs introduced since April 2001, are renewable at the end of their one-year membership contracts. Our remaining five programs, all of which were introduced in fiscal 2001, provide best practices installation support. These 12-month program memberships help participants accelerate the adoption of best practices profiled in our research studies, and are therefore not individually renewable. For the six months ended September 30, 2001, renewable programs generated 86% of our revenues with the balance of our revenues for the quarter generated by programs providing installation support.

      While our revenue has begun to accelerate, our operating margins have been adversely affected by the start-up costs associated with our new programs. Costs associated with a new program initially increase more rapidly than revenues following introduction of the program because revenues associated with the new program are recognized ratably over the membership year while costs are expensed as incurred. Because we offer a standardized set of services, however, our program cost structure is relatively fixed and the incremental cost to serve an additional member is low. As a result, we anticipate that gross margin will increase in future periods as we increase the number of members participating in our existing programs, partially offset by the costs associated with the introduction of additional new programs.

      Our operating costs and expenses consist of cost of services, member relations and marketing, general and administrative expenses and depreciation. Cost of services represents the costs associated with the production and delivery of our products and services. Member relations and marketing expenses include the costs of acquiring new members and renewing existing members. General and administrative expenses include the costs of human resources and recruiting, finance and accounting, management information systems, facilities management, new product development and other administrative functions.

      As a private company, we entered into the following arrangements which have been or will be discontinued in connection with the offering. Since these arrangements will not continue after the offering, we believe the effect of these items on our historical financial statements do not reflect our prospects following the offering.

•	We entered into special equity-based compensation arrangements with key employees. These arrangements were predominantly the repurchase of stock options and a special bonus paid to optionholders in the absence of a public market for our stock. We do not anticipate entering into new special compensation arrangements once we are a public company, although we have incurred charges of $1.1 million in the first half of fiscal 2002, and will incur charges of approximately $0.3 million in the second half of fiscal 2002 and $0.3 million in fiscal 2003 with respect to arrangements entered into prior to the offering.

•	We paid the affiliate company charge to DGB Enterprises, Inc., an affiliated corporation created by the selling stockholder in 1997 to manage his various business interests, for strategic direction and oversight. Once the offering is completed, our newly constituted board of directors will provide this strategic direction and oversight and we will no longer pay the affiliate company charge.

      We are currently treated as an S corporation for federal income tax purposes. As an S corporation, our taxable income or losses flow through to, and are reportable by, our stockholders. Accordingly, we have not made any provision for federal income taxes in our financial statements for periods ending prior to the closing of the offering. In connection with our initial public offering, we will terminate our S corporation status and become subject to federal income taxes at prevailing corporate rates.

Results of Operations

      The following table shows statement of operations data expressed as a percentage of revenues for the periods indicated.

				Six Months
	Fiscal Year Ended			Ended
	March 31,			September 30,

	1999	2000	2001	2000	2001

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of services	41.7	46.9	52.8	49.7	47.4

Gross profit	58.3	53.1	47.2	50.3	52.6

Costs and expenses:

Member relations and marketing	11.5	14.9	19.8	18.4	19.6

General and administrative	16.6	14.6	15.3	14.8	13.8

Depreciation and loss on disposal of fixed assets	3.4	3.0	2.4	2.1	2.8

Special compensation arrangements	18.3	5.1	4.5	5.0	2.9

Affiliate company charge	1.6	7.0	7.0	7.0	7.0

Total costs and expenses	51.4	44.6	49.0	47.3	46.1

Income (loss) from operations	6.9	8.5	(1.8)	3.0	6.5

Interest income	1.8	1.0	0.7	0.8	0.8

Income (loss) before (provision) benefit for state income taxes	8.7	9.5	(1.1)	3.8	7.3

(Provision) benefit for state income taxes	(0.9)	(1.0)	0.1	(0.4)	(0.7)

Net income (loss)	7.8%	8.5%	(1.0)%	3.4%	6.6%

Six Months ended September 30, 2000 and 2001

      Revenues. Total revenues increased 25.3% from $30.5 million in the six months ended September 30, 2000 to $38.2 million in the six months ended September 30, 2001. The majority of the increase in revenues was due to the introduction and expansion of new programs providing best practices installation support, with the remainder due predominately to price increases on and increased sales of existing programs. We initiated six programs during fiscal 2001 and one program during the six months ended September 30, 2001. As a result, we offered 13 programs at September 30, 2001 versus nine at September 30, 2000. Our contract value increased 24.2% from $62.5 million at September 30, 2000 to $77.6 million at September 30, 2001.

      Cost of services. Cost of services increased 19.5% from $15.1 million in the six months ended September 30, 2000 to $18.1 million in the six months ended September 30, 2001. The increase in cost of services was primarily due to the addition of staff and research expenses associated with the introduction of new programs. Gross margin increased from 50.3% in the six months ended September 30, 2000 to 52.6% in the six months ended September 30, 2001.

      Member relations and marketing. Member relations and marketing expense increased from $5.6 million, or 18.4% of revenues, in the six months ended September 30, 2000, to $7.5 million, or 19.6% of revenues, in the six months ended September 30, 2001. The increase in member relations and marketing expense was primarily due to an increase in sales staff and related costs associated with the introduction of new programs, and to a lesser extent an increase in member relations personnel and related costs to serve the larger membership base.

      General and administrative. General and administrative expense increased from $4.5 million, or 14.8% of revenues, in the six months ended September 30, 2000, to $5.3 million, or 13.8% of revenues, in the six months ended September 30, 2001. The increase in general and administrative expense was primarily due to increased costs associated with the expansion of administrative functions and the development of new programs. General and administrative expense in the six months ended September 30, 2000 and 2001 includes approximately $1.8 million and $0.8 million, respectively, of charges from DGB Enterprises for expenses related to management services, shared space and facilities and certain administrative functions. We believe that these charges approximate the expenses which would have been incurred had we provided the equivalent services internally.

      Depreciation. Depreciation expense increased from $0.7 million, or 2.1% of revenues in the six months ended September 30, 2000, to $1.1 million, or 2.8% of revenues in the six months ended September 30, 2001. The increase in depreciation expense was primarily due to increased capital expenditures in fiscal 2001.

      Special compensation arrangements. Special compensation arrangements expense decreased from $1.5 million in the six months ended September 30, 2000 to $1.1 million in the six months ended September 30, 2001. See note 10 to our financial statements for a detailed description of these arrangements. We will incur charges of approximately $0.3 million in the second half of fiscal 2002 and $0.3 million in fiscal 2003 with respect to special compensation arrangements entered into prior to the offering. We anticipate that we will not enter into any new special compensation arrangements.

      Affiliate company charge. Affiliate company charge remained constant at approximately 7% of revenues in both the six months ended September 30, 2000 and the six months ended September 30, 2001. See note 4 to our financial statements for more information regarding these charges. Upon the closing of the offering, the affiliate company charge will be eliminated.

Fiscal years ended March 31, 1999, 2000 and 2001

      Revenues. Total revenues increased 1.2% from $57.8 million in fiscal 1999 to $58.5 million in fiscal 2000, and increased 8.9% to $63.7 million in fiscal 2001. The increase in revenues was primarily due to the introduction of new programs, as well as increased sales of, and to a lesser degree price increases on, existing programs. We initiated one new program during fiscal 1999, no new programs during fiscal 2000 and six new programs during fiscal 2001. Five of the six new programs launched in fiscal 2001 provide best practices installation support and accounted for the majority of the increase in our revenues in fiscal 2001. Our contract value increased 2.1% from $56.9 million at March 31, 1999 to $58.1 million at March 31, 2000, and increased 20.2% to $69.9 million at March 31, 2001.

      Cost of services. Cost of services increased 13.9% from $24.1 million in fiscal 1999 to $27.4 million in fiscal 2000, and increased 22.6% to $33.6 million in fiscal 2001. The increase in cost of services was primarily due to the addition of staff and research expenses associated with the development and introduction of new programs. Costs relating to the start-up of new programs are expensed as incurred. Gross margin decreased from 58.3% in fiscal 1999 to 53.1% in fiscal 2000, and decreased to 47.2% in fiscal 2001. The decrease in gross profit was primarily due to increased costs associated with the development and introduction of new programs as described above. Costs associated with a new program initially increase more rapidly than revenues following introduction of the program because revenues associated with the new program are recognized ratably over the membership year while most costs are expensed as incurred. Because we offer a standardized set of services, our program cost structure is relatively fixed and the incremental cost to serve an additional member is low.

      Member relations and marketing. Member relations and marketing expense increased 31.8% from $6.6 million, or 11.5% of revenues, in fiscal 1999 to $8.7 million, or 14.9% of revenues, in fiscal 2000, and increased 44.1% to $12.6 million, or 19.8% of revenues, in fiscal 2001. The increase in member relations and marketing expense was primarily due to an increase in sales staff and related costs associated with the introduction of new programs, as well as an increase in member relations personnel and related costs to serve the expanding membership base.

      General and administrative. General and administrative expense decreased from $9.6 million, or 16.6% of revenues, in fiscal 1999 to $8.5 million, or 14.6% of revenues, in fiscal 2000 due to the sharing of certain administrative functions with other entities controlled by the selling stockholder, and increased to $9.8 million, or 15.3% of revenues, in fiscal 2001 with the development of new programs and the expansion of several administrative functions. General and administrative expense includes approximately $3.7 million of charges in 1999 from DGB Enterprises related to direct senior management services primarily in the areas of finance and accounting, which were phased out by March 1999. General and administrative expense includes $1.0 million of charges in fiscal 2000 and $3.8 million of charges in fiscal 2001 from DGB Enterprises for expenses related to management services, shared space and facilities and certain administrative functions. We believe these charges approximate the expenses which would have been incurred had we provided the equivalent services internally. The increase in charges from DGB Enterprises from fiscal 2000 to fiscal 2001 reflects that during fiscal 2001, the majority of our administrative functions, including recruiting and facilities, were provided by DGB Enterprises under the terms of an administrative services agreement. See note 4 to our financial statements for a detailed description of this agreement.

      Depreciation. Depreciation expense decreased from $2.0 million, or 3.4% of revenues, in fiscal 1999 to $1.8 million, or 3.0% of revenues, in fiscal 2000, and decreased to $1.5 million, or 2.4% of revenues in fiscal 2001. The decrease in depreciation expense was due to lower asset balances following the transfer of leasehold improvements to DGB Enterprises in fiscal 2000 in conjunction with the assignment of our lease to DGB Enterprises.

      Special compensation arrangements. Special compensation arrangements expense decreased from $10.6 million in fiscal 1999 to $3.0 million in fiscal 2000, and decreased to $2.8 million in fiscal 2001. See note 10 to our financial statements for a detailed description of these arrangements.

      Affiliate company charge. Affiliate company charge increased from $1.0 million in fiscal 1999 to $4.1 million in fiscal 2000, and further increased to $4.5 million in fiscal 2001. See note 4 to our financial statements for more information regarding this charge.

Liquidity and Capital Resources

      Memberships, which are predominantly annual contracts, are generally payable by members at the beginning of the contract term. The combination of revenue growth and advance payment of memberships has resulted historically in operating activities generating net positive cash flows on an annual basis, excluding cash payments for special compensation arrangements and the funding of affiliate activities. Upon completion of the offering, cash payments for special compensation arrangements will not materially affect operating cash flows and we will no longer pay an affiliate company charge. Net cash flows provided by operating activities were $7.1 million in 1999 and $7.0 million in 2001, with net cash flows used in operating activities of $2.4 million in 2000. Excluding cash payments for special compensation arrangements and the change in the receivable from affiliates, net cash flows provided by operating activities were $18.1 million, $7.5 million and $8.9 million during fiscal 1999, 2000 and 2001, respectively. We expect that our cash and cash equivalents balances after our planned distribution to the selling stockholder and expected net positive cash flows from operations will satisfy working capital, financing activities and capital expenditure requirements for at least the next 12 months. In addition, prior to the closing of the offering, we intend to obtain a credit facility of approximately $10.0 million for working capital purposes.

      Net cash flows provided by (used in) investing activities during fiscal 1999, 2000 and 2001 were $2.6 million, $5.1 million and ($1.6) million, respectively. Net cash flows provided by investing activities during fiscal 1999 were attributable to the sale of marketable securities of $4.6 million, offset by investments in property and equipment of $1.6 million, and the increase of $0.5 million in the balance due from the selling stockholder. Net cash flows provided by investing activities during fiscal 2000 were attributable primarily to a decrease of $7.3 million in the amount due to us from the selling stockholder, offset by investments in property and equipment of $2.2 million. Net cash flows used in investing activities during fiscal 2001 related to the additional investment in property and equipment of $3.5 million, offset by the sale of marketable securities of $1.9 million.

      Net cash flows used in financing activities during fiscal 1999 and 2000 were $10.1 million and $2.6 million, respectively. Net cash flows provided by financing activities during fiscal 2001 were $10.0 million. Net cash flows used in financing activities during fiscal 1999 and 2000 were attributable to distributions made to the selling stockholder. Net cash flows provided by financing activities during fiscal 2001 were attributable to cash contributions from the selling stockholder of $10.0 million.

      We used $5.5 million and $1.7 million of cash for operations during the six months ended September 30, 2000 and 2001, respectively. The use of cash was attributable to the change in amounts payable to and receivable from affiliates, and to the timing of the payment of incentive compensation obligations accrued as of March 31, 2000 and 2001. These annual obligations are accrued as of our fiscal year end and are paid during our first fiscal quarter. Cash flows used in investing activities in the six months ended September 30, 2000 was approximately $0.5 million, consisting of capital expenditures offset by cash proceeds from the sale of marketable securities. Cash flows used in investing activities in the six months ended September 30, 2001 was $0.5 million, representing capital expenditures for the period. Cash provided by financing activities was $4.0 million in the six months ended September 30, 2000, substantially due to contributions from the selling stockholder. Cash used in financing activities was $13.0 million in the six months ended September 30, 2001, consisting of a distribution to the selling stockholder. As of September 30, 2001, we had cash and cash equivalents of approximately $5.6 million. Prior to the closing of the offering, we expect to distribute an estimated $1.4 million in cash and $3.4 million in promissory notes to our stockholders. In addition, we will pay approximately $1.3 million in offering expenses and transfer to the selling stockholder amounts receivable from affiliates of $6.4 million and income taxes receivable of $1.2 million. These transactions will be treated for accounting purposes as a distribution to the selling stockholder.

Market Risk

      As of September 30, 2001 we had no investments in marketable securities. Our portfolio of cash equivalents is highly liquid and therefore does not expose us to material interest rate risk.

Recent Accounting Pronouncements

      In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, “Revenue Recognition (SAB 101).” SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. This interpretation was effective January 1, 2001 and did not have a material effect on our financial statements.

      In March 2000, the Financial Accounting Standards Board issued interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation,” an interpretation of APB Opinion No. 25. This interpretation provides guidance regarding the application of APB Opinion No. 25 to stock compensation involving employees. This interpretation was effective July 1, 2000 and did not have a material effect on our financial statements.

      The Financial Accounting Standards Board has issued Statements of Financial Accounting Standards Nos. 133, 137 and 138, all of which provide guidance on derivative instruments and hedging activities. As we do not currently participate in any activity involving derivatives or hedging, we believe the adoption of these standards will not have a material effect on our financial statements.

BUSINESS

Overview

      We provide best practices research and analysis to the health care industry, focusing on business strategy, operations and general management issues. Best practices research identifies, analyzes and describes specific management initiatives, strategies and processes that produce the best results in solving common problems or challenges. We provide our best practices research and analysis through annual programs to a membership of more than 2,000 hospitals, health systems, pharmaceutical and biotech companies, health care insurers and medical device companies in the United States. Each program charges a fixed annual fee and provides members with best practices research reports, executive education and other supporting research services. Our member renewal rate for each of the last three years equaled or exceeded 84%, reflecting our members’ recognition of the value they derive from participating in our programs.

      Our membership-based model, in which members actively participate in our research and analysis, is central to our strategy. This model gives us privileged access to our members’ business practices, proprietary data and strategic plans and enables us to provide detailed best practices analyses on current industry issues. We currently offer 13 distinct programs, each of which targets the issues of a specific executive constituency or business function. We sell substantially all of our program memberships as one-year agreements. Memberships in the majority of our programs are renewable at the end of their one-year contracts. For the six months ended September 30, 2001, our renewable programs generated 86% of our revenues, with the balance of our revenues coming from programs that provide best practices installation support through 12-month memberships that are not individually renewable.

      Each of our programs offers a standardized set of services, allowing us to spread our largely fixed program cost structure across our membership base of participating companies. This economic model enables us to increase our revenues and operating margin as we expand the membership base of our programs and, we believe, permits members to learn about industry best practices at a fraction of the cost of customized analysis performed by a major consulting firm.

      Our membership includes the most prestigious and progressive health care institutions in the United States. As of September 30, 2001, 15 of the top 16 hospitals as ranked by U.S. News and World Report were members, including The Cleveland Clinic, Duke University Medical Center, Johns Hopkins Hospital, Massachusetts General Hospital, New York-Presbyterian Hospital and the UCLA Medical Center. Our membership also includes leading pharmaceutical and biotech companies, health care insurers and medical device companies, such as Genentech, Johnson & Johnson, Medtronic, Merck and WellPoint Health Networks. Within these organizations, we serve a range of constituencies, including both the executive suite and the broader management team. Our programs currently reach over 3,900 chief executive and chief operating officers and 40,000 senior executives, clinical leaders, department heads and product-line managers.

      Our business was founded in 1979 to provide best practices research and analysis across all industries. We launched our first health care best practices program in 1986. Almost all of our new program development efforts from fiscal 1996 through fiscal 1999 were targeted outside the health care sector as we focused on developing a division of our company, The Corporate Executive Board Company. After we divested our non-health care operations through the spin-off and 1999 initial public offering of The Corporate Executive Board, we adopted an aggressive growth strategy for our health care business. Since April 2000, we have launched seven new programs and doubled the size of our sales force. The early results of this growth strategy can be seen in our recent operating results. For the six months ended September 30, 2001, our revenues grew 25.3% from the comparable period of the prior year and our income from operations grew from $0.9 million in the six months ended September 30, 2000 to $2.5 million in the six months ended September 30, 2001.

Our Target Market—The Health Care Industry

      According to U.S. Department of Commerce statistics, the health care industry is one of the largest and fastest-growing vertical segments of the U.S. economy. The Health Care Financing Administration estimates that spending in the United States for health care services was $1.2 trillion in 1999 and projects spending will grow at a 7.3% annual rate through 2010.

      Health care companies rely on professional information services firms to help them develop strategies and improve operations to remain competitive in the dynamic industry environment. Health care is an important vertical market within the $114 billion consulting and $54 billion corporate training and development segments of the overall professional information services industry. The market for health care professional information services includes spending on all forms of consulting, benchmarking data, education and training, and market research services.

      We believe that the following characteristics of the health care industry make it especially suited for our business model of delivering professional information services regarding best practices on a standardized basis:

Common Industry-Wide Issues. Health care companies of all sizes face many of the same complex strategic, operational and management issues, including increasing revenues, reducing costs, overcoming labor shortages, managing clinical innovation, improving productivity, reengineering business processes, increasing clinical quality and complying with new government regulations. Because the delivery of health care services is based upon very complex, interrelated processes that involve many types of health care companies, there is widespread interest in and broad applicability of standardized programs that address the major challenges facing the industry. For example, an issue like medication management affects nearly all health care companies, who in turn benefit from knowing about best practices that contain medication costs, change medication prescribing and administration practices, reduce adverse drug events, improve patient outcomes or promote new classes of therapeutic products.

Fragmented Industry. Our target market within the health care industry consists of over 4,000 current or potential members. This target market includes many health care providers that deliver health care services primarily on a local or regional basis. As a result of this fragmentation, best practices that are pioneered in local or regional markets are rarely widely known throughout the industry.

Willingness to Share Best Practices. We believe that health care companies have a relatively high propensity to share best practices. Many companies are non-profit organizations or compete in a limited geographic market and do not consider companies outside their market to be their competitors. In addition, the health care industry has a long tradition of disseminating information as part of ongoing medical research and education activities.

Limited Financial Resources. A cooperative membership model that provides access to best practices on a shared-cost basis appeals to many cost-conscious health care companies that otherwise lack the financial resources to commission a customized study to address their critical issues.

Business Strategy

      To capitalize on the favorable trends and characteristics of the health care industry, we will continue to develop and operate membership-based best practices programs that research and analyze the critical issues facing the healthcare industry and distribute our findings to our members in a standardized manner.

Capitalize on Membership-Based Business Model

      Our membership-based business model is key to our success. Our membership model enables us to target issues of relevance to a broad audience of health care companies and to draw on their experience to identify solutions. At the same time, our fixed fee economic model promotes frequent use of our programs and services by our members.

Focus on Best Practices Research for the Health Care Industry

      We focus on researching the best practices within the health care industry, which we believe is especially suited for our business model. Our focus on health care has enabled us to develop a membership that includes the most progressive and highly regarded health care institutions where many industry issues are first identified and where many of the best practices originate. We believe that health care companies will continue to demand access to proven best practices and solutions to common industry problems on a cost-effective, cross-industry basis and that our reputation and success to date has uniquely positioned us as a leading source for identifying, evaluating and communicating these evolving solutions.

Leverage Our Intellectual Capital and Relationships by Providing Best Practices Installation Support

      We are able to efficiently leverage research and relationships from our renewable programs to develop new programs offering best practices installation support, thereby generating additional revenues for a low incremental cost. Our research programs produce the best practices that we use to create new management tools and executive education modules. These tools are packaged and delivered as 12-month memberships for separate annual fees. Our research programs also provide a natural platform to identify member organizations seeking support in adopting the best practices profiled in our research to improve their own performance.

Scale Our Economic Model

      Our economic model enables us to add new members to all of our programs for a low incremental cost per member, thereby growing our revenues and improving our operating margin as we increase the membership base of our programs. A significant portion of every program’s cost structure for delivering the program’s standardized services is fixed and therefore does not vary with the number of members who participate in a program. By targeting topics that will be of interest to a broad range of members, we are able to spread the fixed costs associated with our programs over a large number of potential members.

Continue Research and Analysis Excellence

      The quality of our research and analysis is a critical component of our success. Experienced program research directors are responsible for assuring that our research methodology is applied to all studies and that research quality is maintained across all programs. We are highly selective in our hiring, recruiting only the top graduates of the leading universities and graduate schools. We emphasize continual training of all employees in key areas, including industry analysis, economics, quantitative modeling, root-cause analysis and presentation skills.

Deliver Superior Value Proposition

      We believe that our programs offer a compelling price-value proposition to participating members. Our standardized programs and scalable economic model allow us to provide access to best practices from leading institutions at a fraction of the cost any major consulting firm would charge to perform a comparable customized analysis. Members use our best practices research to improve the effectiveness of their organizations, often resulting in increased productivity and reduced operating costs. We believe that our program prices generally represent a small percentage of the potential bottom-line improvement members can achieve by successfully implementing one or more of the dozens of the best practices they receive as members of a particular program. Our member renewal rate for each of the last three years equaled or exceeded 84%, reflecting our members’ recognition of the value they derived from participating in our programs.

Growth Strategy

      Our growth strategy is to leverage our extensive membership, deep knowledge base of best practices and proven business formula to increase revenues and profitability.

Cross-Sell Additional Programs to Existing Members

      Since April 2000, we have increased the number of programs we offer from six to 13, thereby significantly increasing our cross-sell opportunity. We actively cross-sell additional programs to our 2,000 members using a variety of tactics, including sales force visits, presentations at member meetings and announcements in our research publications and website. As of March 31, 2001, our members participated in an average of 2.18 programs. Although not all of the programs we offer are applicable to all of our members, our programs are marketed widely within our membership and the average member is a prospect for 10.2 of our programs. We believe we have the potential to increase the average number of programs per member through our cross-selling efforts.

Develop New Programs

      We will continue developing new programs to cross-sell to existing members and to attract new member institutions. We actively manage a pipeline of new program concepts and rigorously evaluate and prioritize all target opportunities using well-defined new program development criteria. We involve industry thought-leaders from progressive and well-known companies as advisors early on in our four-month new program development process and typically convert a high percentage of our advisors into paying members prior to launching the program. We believe that launching our programs with 15 to 20 industry leaders signed on as initial members, while not a requirement for all programs, validates the program concept and provides a powerful marketing tool to convince other institutions to join a new program. We plan to launch three to four new programs per year for the next three years, which we expect will include research and installation support programs in both strategy and operations practice areas.

Expand Focus on Health Care Operations

      Having largely provided research on strategic issues until fiscal 2001, we are now aggressively creating programs focused on our members’ operational issues such as managing their workforce, increasing hospital throughput, lowering costs and reducing clinical utilization. Health systems are under continual pressure to improve operations to lower costs and improve quality of care. The delivery of health care services is an inherently complex process spanning many departments within a health system, significantly increasing the number of executive constituencies and business functions we can target with new programs. We believe that a large portion of the money spent by health systems on external consulting, training and management support services goes towards solving operational problems. Health care providers face many of the same operational issues, creating a new and significant opportunity for our standardized best practices research, analysis and installation support. In fiscal 2001, we increased the number of programs targeting operational issues from two to five, and we expect that the majority of our new programs introduced during the next three years will focus on operational issues.

Target Additional Sectors of Health Care Industry

      In 1992, we launched our Health Industry Strategy program to educate pharmaceutical, biotech, health insurance and medical device companies on the major issues and challenges facing their largest customer segment, health care provider organizations. We plan to leverage the Health Care Industry Strategy program and the relationships we have developed across the last nine years with senior executives at leading pharmaceutical, biotech, health insurance and medical device companies to drive deeper and develop additional programs focused directly on the issues of these additional sectors of the health care industry. We will target opportunities within these sectors that allow us to apply our business formula of launching programs that are largely fixed-cost in nature and offer a highly standardized solution.

Our Membership

      We believe that our membership brings together the broadest and deepest group of health care organizations and professionals in the industry. As of September 30, 2001, more than 2,000 hospitals, health systems, pharmaceutical and biotech companies, health care insurers and medical device and supply companies were members. Within these organizations, our programs also serve a range of constituencies, including both the executive suite and the broader management team. Our products currently reach over 3,900 chief executive and chief operating officers and 40,000 senior executives, clinical leaders, department heads and product line managers. No one member accounted for more than 2% of revenues in any of the last three fiscal years.

      At the same time, we continually strive to involve the country’s most progressive health care companies in our membership. The participation of these members provides us with a window on the latest challenges confronting the industry and the most innovative best practices that we can share broadly throughout our membership. As of September 30, 2001, 15 of the top 16 hospitals in the U.S. News and World Report 2001 America’s Best Hospitals ranking, 81 of the largest 100 health care delivery systems and 12 of the world’s 25 largest pharmaceutical companies were members. The following is a selected list of members:

Academic Medical Centers:
Beth Israel Medical Center
Duke University Medical Center
Georgetown University Medical Center
Johns Hopkins Health System
Massachusetts General Hospital
Mount Sinai NYU Health
New York-Presbyterian Healthcare System
Stanford University Medical Center
The University of Chicago Hospitals and
  Health System
UCLA Healthcare
University of Pennsylvania Health System
University of Pittsburgh Medical Center
University of Texas MD Anderson Cancer Center
Yale-New Haven Hospital

Large Health Care Delivery Systems:
Allina Health System
Avera Health
Baylor Health Care System
BJC HealthCare
Catholic Healthcare West
HCA — The Healthcare Company
Henry Ford Health System
Legacy Health System
Lovelace Health System
Mayo Clinic
Orlando Regional Healthcare
Providence Health System
Sharp HealthCare
Sutter Health
Tenet Healthcare Corporation
The Cleveland Clinic Health System

Pharmaceutical and Biotech Companies:
Abbott Laboratories
Centocor
Eli Lilly & Company
Genentech
Johnson and Johnson Healthcare
Merck & Company
Novartis Pharmaceuticals Corporation
Pfizer
Pharmacia Corporation
Schering-Plough Corporation

Health Care Insurers and Managed Care
Companies:
Aetna/ US Healthcare
Anthem
Blue Cross Blue Shield of Florida
Group Health
Harvard Pilgrim Health Care
HIP Health Plan of New York
Oxford Health Plans
WellPoint Health Networks

Medical Device and Supply Companies:
Boston Scientific Corporation
Cardinal Health
G.E. Medical Systems
Guidant Corporation
McKesson Corporation
Medtronic
Minnesota Mining and Manufacturing (3M)
Philips Medical Systems

Programs and Services

      We offer 13 distinct membership programs focused on identifying best-demonstrated management practices, critiquing widely-followed but ineffective practices, analyzing emerging trends within the health care industry, and supporting institutions’ efforts to adopt best practices to improve their own performance. Each year, our staff of research managers and analysts conducts thousands of interviews with health care industry executives on a large number of substantive areas, including:

•	health care industry strategy

•	health care marketing

•	revenue management and product line development

•	health system cost reduction and clinical reform

•	nursing recruitment, retention and productivity

•	hospital department operations

•	pharmaceuticals and medical device technology

      We focus senior management on important problems by providing an unbiased, objective analysis of best practices used by the most successful health care companies to solve those problems, and by providing tools to accelerate the adoption of best practices within our member institutions.

      Our programs offer a cost-effective, time-efficient opportunity for senior executives to learn from the practices and experiences of other health care companies from around the country. We believe that member institutions can participate in and benefit from one of our programs for a fraction of the cost and time of proceeding independently either through an internal research project or by engaging a management consulting firm. At the same time, our program members receive a wide array of valuable, timely information derived from lessons learned from the industry’s most progressive participants. In fiscal 2001, we published 47 best practices research studies, provided executive education services to over 1,700 member companies reaching more than 40,000 executive and managerial participants, produced over 3,000 customized research briefs and delivered daily executive briefings via our password-protected website and email to 30,000 executives.

      Each research program is run by a research director who is responsible for applying our standard research methodologies to produce best practices studies and for maintaining the quality of all program services. Relying on member steering sessions, member topic polls and one-on-one interviews with top industry executives, each research director identifies the most timely and important topics of shared member interest and sets the program’s research priorities in an annual agenda. The annual agenda is used to communicate potential best practices study topics and associated program services to participating members, although the actual studies and services delivered to members across the corresponding time period may vary from what is described in the agenda. A team of research analysts and instructors is dedicated to each program, collectively researching the topics on the program agenda, writing the best practices studies and providing all other program services.

      We currently offer 13 programs organized into two key practice areas, each of which targets a different executive constituency. Our seven health care strategy programs serve CEOs, CFOs, board members, senior-most marketing and planning executives and major product line managers and focus on broad industry trends and business issues. Our six health care operations programs serve executives and general managers operating key divisions and departments within health care companies and focus on operational issues such as process improvement, cost reduction, productivity and quality improvement. Within each practice area, we offer one or more platform programs focusing on enterprise-wide strategic or operational issues and serving senior executives within the organization, as well as more targeted programs which focus on specific strategic and operational issues and serve executives deeper within a member company. Our portfolio of 13 programs is represented in the graphic that follows:

Services

      Each program charges a separate annual membership fee. The program fee is fixed for the duration of the membership agreement and entitles participating members to access all of a program’s membership services. The specific membership services vary by program and change over time as services are periodically added or removed. Our full range of program services include best practices research studies, executive education, daily on-line executive briefings, original executive inquiry service, best practices installation support and on-line access to proprietary content databases. Health care companies can only access our services within a program if they are members of the relevant program. A description of these services follows:

     Best Practices Research Studies

      Best practices research studies generally address a specific strategic challenge, operational issue or management concern. In fiscal 2001, we published 47 best practices research studies. Each program typically publishes two to five best practices research studies annually. We design each study to present the conclusions and supporting best practices in a graphical format, enabling the intended audience to quickly assimilate the 100 to 250 pages of research content.

      Each study comprises two principal elements — the essay and the best practices. The essay consists of a series of observations and supporting evidence that frames the problems or business issues, helping to communicate the need for change or action to the membership at large. Each study typically contains ten to 20 best practices, and each best practice generally features a ten- to 15-page case study of narrative text, graphics and supporting analytical detail describing how the best practice works, how it was implemented and the best practice’s costs and benefits. In many cases, we assign pseudonyms to protect the confidentiality of proprietary information outlined in a study. Consistent application of our research methodology across all programs enables us to increase the number of our programs while maintaining research quality. An example of a best practices study is show in the graphic that follows:

      Every stage in the research and writing of a best practices study is highly standardized — from topic selection to secondary research, primary research and interviewing, root cause problem analysis, best practices analysis, best practices construction and report writing. All research staff receive extensive training in our proprietary research methodologies. In addition, program research directors and their teams can call upon our Chief Research Officer and his staff to provide assistance in conducting economic analyses, screening best practices, editing reports and creating best practices installation support tools.

      Our best practices research and the resulting reports provide us with the intellectual capital that supports other services that we offer member companies. In the course of preparing a best practices study, a research team typically will review thousands of pages of business and academic literature to ground their understanding of the issues. Then they will conduct hundreds of in-depth interviews with health care companies, industry experts, consultants and academic leaders to identify and evaluate specific business strategies and management practices. During the course of its research, a team generally evaluates dozens of management practices to isolate those practices worthy of potential implementation by members, separating out demonstrated and proven business practices from those, whether popular or conventional, that largely have failed.

      The following table lists selected representative best practices studies:

     Executive Education

      Relying on our proprietary best practices research, we deliver an executive education curriculum to member institutions nationwide. We offer executive education services through two channels — general membership meetings and presentations or facilitated discussions conducted on-site at member organizations. In either case, we use lively, interactive discussions to provide a deeper understanding of the best practices covered in our published reports. In fiscal 2001, we delivered executive education services to over 1,700 member organizations, reaching more than 40,000 executive participants. The executive education services are also an important lead generator for cross-selling new programs to existing members.

      In certain programs, we host general membership meetings across the country, presenting the most important research findings from our annual program agendas to groups of 20 to 200 members. In fiscal 2001, we hosted 109 member meetings in the United States, and one meeting each in Canada and the United Kingdom.

      As an example, the table below sets forth the general membership meetings hosted in fiscal 2001 by our platform Health System Strategy program:

Meeting Date	Meeting Location	Target Audience

June 15, 2000	Washington, DC	CEOs, CFOs, Line Managers
June 29, 2000	Atlanta, GA	CEOs, CFOs, Line Managers
July 10, 2000	Washington, DC	CEOs, CFOs, Line Managers
July 17, 2000	Chicago, IL	CEOs, CFOs, Line Managers
July 24, 2000	Marina del Rey, CA	CEOs, CFOs, Line Managers
July 24, 2000	Seattle, WA	CEOs, CFOs, Line Managers
July 31, 2000	Boston, MA	CEOs, CFOs, Line Managers
August 7, 2000	New York, NY	CEOs, CFOs, Line Managers
August 14, 2000	Dallas, TX	CEOs, CFOs, Line Managers
August 14, 2000	St. Louis, MO	CEOs, CFOs, Line Managers
August 17, 2000	Chicago, IL	CEOs, CFOs, Line Managers
August 21, 2000	Washington, DC	CEOs, CFOs, Line Managers
August 24, 2000	Dearborn, MI	CEOs, CFOs, Line Managers
September 7, 2000	New York, NY	CEOs, CFOs, Line Managers
September 11, 2000	San Francisco, CA	CEOs, CFOs, Line Managers
September 18, 2000	Denver, CO	CEOs, CFOs, Line Managers
September 25, 2000	Cleveland, OH	CEOs, CFOs, Line Managers
September 28, 2000	Atlanta, GA	CEOs, CFOs, Line Managers
October 2, 2000	Boston, MA	CEOs, CFOs, Line Managers
October 5, 2000	Washington, DC	CEOs, COOs, Boards of Directors
October 16, 2000	Chicago, IL	CEOs, COOs, Boards of Directors
October 19, 2000	Charlotte, NC	CEOs, CFOs, Line Managers
October 23, 2000	Pasadena, CA	CEOs, COOs, Boards of Directors
October 26, 2000	Washington, DC	CEOs, COOs, Boards of Directors
October 26, 2000	Houston, TX	CEOs, CFOs, Line Managers
October 30, 2000	Philadelphia, PA	CEOs, CFOs, Line Managers
November 2, 2000	Washington, DC	CEOs, COOs, Boards of Directors
November 6, 2000	Chicago, IL	CEOs, COOs, Boards of Directors
November 9, 2000	Washington, DC	CEOs, COOs, Boards of Directors
November 13, 2000	Pasadena, CA	CEOs, COOs, Boards of Directors
November 20, 2000	Washington, DC	CEOs, COOs, Boards of Directors
November 30, 2000	Chicago, IL	CEOs, COOs, Boards of Directors
February 1, 2001	Washington, DC	CEOs, COOs, Boards of Directors
February 12, 2001	Chicago, IL	CEOs, COOs, Boards of Directors

      Certain programs may also provide on-site executive education seminars and facilitated discussions as part of their membership services. Once a year or more, those members can request to schedule an Advisory Board faculty member to travel to their organization to deliver an executive education module, typically a one- to three-hour lecture, case study or facilitated working group discussion, of the member’s choice. In fiscal 2001, we conducted 1,120 on-site seminars at member organizations.

      We deploy a staff of 19 full-time and part-time faculty who conduct the on-site education seminars. We update our library of executive education modules throughout the year as we translate new best practices research into executive education content.

     Daily Executive Briefings

      To provide our member organizations with industry news and best practices on a more frequent basis than is possible with our longer reports, certain programs produce daily executive briefings that provide short, comprehensive summaries of our research findings, best practices, benchmark data and industry news. We provide two types of executive briefings, each available to our members through our password-protected website and by email.

Daily Briefings. Each day, our editorial team reviews the nation’s health care news drawn from over 250 sources — including daily newspapers, news wires, magazines, clinical journals and city business journals — and summarizes relevant industry business and clinical news in a five- to ten-page report. We produce two versions of our Daily Briefing, one targeting health care executives and the other physician leaders.

Executive Watches. Our Executive Watch reports provide best practices, benchmark data and industry news for specific executive constituencies within health care companies. We currently produce five Executive Watch reports for the following executive constituencies: chief financial officers; chief nursing officers; senior marketing and planning executives; cardiac administrators; and oncology administrators. Our Watch reports are updated throughout the week.

     Original Executive Inquiry Service

      Certain programs permit members to assign short-answer, customized research requests to our research staff through our original executive inquiry service. Depending on the need of the requesting member, completed projects may include literature searches, vendor profiles, benchmark data or original primary research. In fiscal 2001, we completed over 3,000 customized assignments.

      Original executive inquiry projects generally take five to 15 days to complete, depending on the depth of the information request and the type of research product desired. Our most in-depth research briefs generally contain two to four case study profiles of interviewed institutions, highlighting significant trends, successful practices and comparative responses to a range of questions. After we have completed and delivered the written brief to the requesting member, we make the best of these briefs accessible to other members of the same program through our proprietary database.

      We believe that the original executive inquiry service builds our proprietary database and further encourages members to view us as a reliable and effective resource for best practices research.

     Best Practices Installation Support

      Certain programs provide members with support in installing the best practices profiled in our research studies within their own organizations. We offer members a standardized package of management tools supplemented by three to four on-site sessions to educate relevant executives and line managers in their use. The majority of management tools and on-site curriculum derive from research content, data and documents gathered in the research process used to produce our best practices research studies, enabling us to create best practices installation modules quickly and for a low incremental cost. Our installation support includes both the management tools and the associated on-site sessions and is packaged and delivered to each member over a 12-month period.

      We offer two types of management tools. The first type is diagnostic tools, which include self-assessment tests, data workbooks and discussion guides to help members select those best practices most likely to have a large impact within their own organizations. The second type is installation tools, which include task checklists, process flow diagrams, results-reporting templates, project plans, job descriptions, budgets, management reports, forms, surveys, policies and procedures, organization charts, memos and benchmark data, designed to help members implement particular best practices. By using our installation tools, members benefit from work already completed by other members, saving them time, cost and effort by providing tools proven successful in installing a best practice.

      On-site education sessions are designed to help members organize, structure and manage an internal project team tasked with installing one or more best practices. Our on-site sessions, led by our executive education faculty, help members reach internal consensus and develop action plans for installing best practices and tracking results.

     Proprietary Database and On-line Services

      Certain programs maintain a password-protected proprietary database of best practices accessible only to members of that program. We continually update our databases with new management practices, management tools, quantitative performance data and related information supplied by our members. We maintain an electronic archive of all executive briefings, best practices research studies and the best of our customized research briefs in our databases and make them accessible to member executives and our staff. As of March 31, 2001, our proprietary databases contained more than 30,000 profiles of management practices.

Pricing

      We sell substantially all of our memberships in our programs as one-year agreements. Each program charges a separate fixed annual membership fee. Annual fees vary by program based on the target executive constituency and the specific combination of services provided to participating members. Annual fees for programs that offer best practices installation support generally are higher than annual fees for programs that do not offer this service. The annual fees paid by members within the same program also vary and are based on the size of the member institution and the total number of program memberships the member purchases. Membership fees may also be lower for the initial members of new programs. Membership agreements are generally paid in full within three months of the start of the membership period. All of our memberships also provide a pro rata service guarantee, in which members may request a refund of the unexpired portion of their current year fee, pro rated from the start of the membership.

Sales and Marketing

      At September 30, 2001, our sales force consisted of 36 new business development teams that are responsible for selling new memberships to assigned geographic market and program segments. Our two-person new business development teams sell programs to new clients as well as cross-sell programs to companies that are already members of other programs. As part of our growth strategy and in conjunction with the introduction of seven new programs in the last 18 months, we have invested extensively in expanding our dedicated direct sales force and have added 20 new business development teams since March 31, 2000. We also maintain 18 member services teams of one to two people that are responsible for servicing and renewing existing memberships.

      The separation of responsibility for new membership sales and membership renewals reflects the varying difficulty and cost of the respective functions. New business development representatives are compensated with a base salary and variable, goal-based incentive bonuses and travel on average 60% of the time, conducting face-to-face meetings with senior executives at current and prospective member institutions. Member services representatives assume more of an in-house coordinating role, conducting most of their responsibilities over the telephone. Although we actively market our programs throughout the year, historically a large portion of our total sales and renewals have taken place in the third quarter of our fiscal year. In fiscal 2001, 40% of all sales and renewals for the year took place in the quarter ended December 31, 2000.

Competition

      We are not aware of any other entity that enables health care organizations to study as broad a range of best management practices for fixed annual fees. We compete indirectly against other professional information services providers, including consulting firms, accounting firms that offer consulting services, market research firms and specialized providers of educational and training services. Other entities, such as state and national trade associations, group purchasing organizations, non-profit think-tanks and database companies, also offer research, consulting and education services to health care companies.

      We believe that the principal competitive factors in our market include quality and timeliness of research and analysis, applicability and efficacy of recommendations, reliable delivery, depth and quality of the membership network, ability to meet changing customer needs, service and affordability. We believe we compete favorably with respect to each of these factors.

      The Corporate Executive Board Company provides membership-based programs on a cross-industry basis that are similar to the types of programs that we sell to health care companies. We have a noncompetition agreement with The Corporate Executive Board Company that extends through December 31, 2003 which generally prohibits The Corporate Executive Board Company from selling programs to health care providers. This agreement also prohibits The Corporate Executive Board Company from selling programs to other types of health care organizations unless the programs address issues of a general business nature and are principally sold to companies and institutions not in the health care industry. This noncompetition agreement generally prohibits us from selling our programs to organizations principally engaged in businesses other than health care. For a description of this agreement, see “Certain Relationships and Transactions — Noncompetition Agreement with The Corporate Executive Board Company.”

Employees

      At September 30, 2001, we employed approximately 425 persons, all of whom are located at our headquarters in Washington, DC. None of our employees are represented by a collective bargaining arrangement. We believe that our relations with our employees are favorable.

      We believe strongly in a culture of meritocracy, rewarding key contributors with opportunities for rapid professional growth and advancement as well as competitive compensation. Training is a critical job component for all of our employees, including industry analysis, economics, quantitative modeling, root-cause analysis and presentation skills.

Facilities

      Our headquarters are located in approximately 100,000 square feet of office space in Washington, DC. This facility is leased from DGB Enterprises until April 2004. The facility accommodates research, marketing and sales, information technology, administration, graphic services and operations personnel. We believe that our existing facilities will be adequate for our current needs and that additional facilities are available for lease to meet future needs.

MANAGEMENT

Directors and Executive Officers

      Set forth below is certain information regarding our executive officers and directors.

Name	Age	Position

Jeffrey D. Zients	34	Chairman of the Board

Frank J. Williams	35	Chief Executive Officer and Director

David L. Felsenthal	31	Chief Financial Officer, Secretary and Treasurer

Scott M. Fassbach	41	Chief Research Officer

Richard A. Schwartz	36	General Manager, Research

Scott A. Schirmeier	33	General Manager, Sales and Marketing

Michael A. D’Amato	47	Director

Thomas E. Donilon	46	Director Nominee

Joseph E. Laird, Jr.	56	Director Nominee

LeAnne M. Zumwalt	43	Director Nominee

      Executive officers are appointed by and serve at the pleasure of our board of directors. A brief biography of each director and executive officer follows.

      Jeffrey D. Zients joined us in 1992, served as our Chief Executive Officer from July 1998 until June 2001 and became our Chairman of the Board in June 2001. Prior to July 1998, Mr. Zients held various positions with us, including Chief Operating Officer from 1996 to July 1998. Mr. Zients also has served as the Chief Operating Officer of DGB Enterprises since October 1997. From the time of our spin-off of The Corporate Executive Board Company until April 2001, Mr. Zients was a director of The Corporate Executive Board Company, and was Chairman of the Board of The Corporate Executive Board Company from January 2000 to April 2001. Prior to joining us, Mr. Zients was employed at Mercer Management Consulting and Bain & Company. Mr. Zients received a B.S. from Duke University.

      Frank J. Williams joined us in September 2000 as an Executive Vice President and has been our Chief Executive Officer and a director since June 2001. From June 2000 through January 2001, Mr. Williams was also the President of an affiliated company, eHospital NewCo Inc., focused on developing and delivering healthcare content to patients and providers via the internet. From May 1999 to May 2000, Mr. Williams served as the President of MedAmerica OnCall, a provider of outsourced services to physician organizations, hospitals, and managed care entities. Mr. Williams also served as a Vice President of Vivra Incorporated and as the General Manager of Vivra Orthopedics, an operational division of Vivra Specialty Partners, a private health care services and technology firm. Earlier in his career, Mr. Williams was employed by Bain & Company. Mr. Williams received a B.A. from University of California, Berkeley, and an M.B.A. from Harvard Business School.

      David L. Felsenthal first joined us in 1992. He has been our Chief Financial Officer, Treasurer and Secretary since April 2001. From September 1999 to March 2001, Mr. Felsenthal was Vice President of an affiliated company, eHospital NewCo Inc., focused on developing and delivering healthcare content to patients and providers via the internet. From 1997 to 1999, Mr. Felsenthal worked as Director of Business Development and Special Assistant to the CEO/ CFO of Vivra Specialty Partners, a private health care services and technology firm. From 1992 through 1995, Mr. Felsenthal held various positions with us including research analyst, manager and director of the original executive inquiry research department. Mr. Felsenthal received an A.B. degree from Princeton University and an M.B.A. from Stanford University.

      Scott M. Fassbach first joined us in 1987. He has been our Chief Research Officer since March 2000. From 1987 through 1990, and from 1991 through March 2000, Mr. Fassbach served in various management capacities with us. From 1990 to 1991, Mr. Fassbach worked in Ernst & Young’s health care consulting practice. Mr. Fassbach received a B.A. from Johns Hopkins University and an M.A. from Harvard University.

      Richard A. Schwartz joined us in 1992 and has been our General Manager, Research since June 2001. Prior to June 2001, Mr. Schwartz held various management positions in our research programs, including Executive Director, Research from June 1996 to March 2000, and Executive Vice President from March 2000 to May 2001. Mr. Schwartz received a B.A. from Stanford University and an M.B.A. from Duke University.

      Scott A. Schirmeier joined us in 1995 and has been our General Manager, Sales and Marketing, since June 2001. From 1995 to June 2001, Mr. Schirmeier held various management positions overseeing marketing, sales and relationship management functions, including Senior Director, Sales and Relationship Management from July 1998 to March 2000, and Executive Director, Sales and Marketing from March 2000 to June 2001. Mr. Schirmeier received a B.A. from Colby College.

      Michael A. D’Amato served as our Executive Vice President from July 1998 until June 2001, and as our Chief Financial Officer from 1996 until July 1998. He has been a director since June 2001. Since October 1997, Mr. D’Amato also has served as the Chief Financial Officer of DGB Enterprises, and was the Chief Financial Officer of The Corporate Executive Board Company from October 1997 until November 1998. Mr. D’Amato is also a member of the board of directors of The Corporate Executive Board Company. Mr. D’Amato was a partner at Bain & Company from 1982 until 1995. Mr. D’Amato received a B.S. from Massachusetts Institute of Technology and an M.B.A. from Harvard Business School.

      Thomas E. Donilon has been named to become a director at the closing of the offering. Mr. Donilon is presently an Executive Vice President at Fannie Mae, a publicly held national financial services company. Mr. Donilon joined Fannie Mae in 1999 as Senior Vice President, General Counsel and Secretary. From 1997 to 1999, Mr. Donilon was a partner with the international law firm O’Melveny & Myers. From 1993 to 1996, Mr. Donilon served as Assistant Secretary of State for Public Affairs and Chief of Staff to the Secretary of State at the United States Department of State. From 1985 to 1992, Mr. Donilon was an attorney with O’Melveny & Myers. Mr. Donilon received a B.A. from Catholic University of America and a J.D. from the University of Virginia Law School.

      Joseph E. Laird, Jr. has been named to become a director at the closing of the offering. Mr. Laird is presently the Chairman and Chief Executive Officer of Laird Squared, LLC, an investment banking company serving the database information services industry. From 1989 to 1998, Mr. Laird was a Managing Director of Veronis, Shuler & Associates, a leading specialty merchant bank that serves the media and information industries. From 1975 to 1989, Mr. Laird held a variety of positions, including senior securities analyst and investment strategist, for PaineWebber Mitchell and Hambrecht & Quist. Mr. Laird serves on the board of directors of FactSet Research Systems, a publicly held financial information services database integrator. Mr. Laird received an A.B. from Franklin & Marshall College and an M.B.A. from the Wharton School of Business at the University of Pennsylvania.

      LeAnne M. Zumwalt has been named to become a director at the closing of the offering. Ms. Zumwalt is presently a Vice President of DaVita, Inc., a publicly held provider of dialysis services. From 1997 through 1999, Ms. Zumwalt was the Chief Financial Officer of Vivra Specialty Partners, a privately held health care services and technology firm. From 1991 to 1997, Ms. Zumwalt held several executive positions, including Chief Financial Officer and Treasurer, with Vivra Incorporated, a publicly held provider of dialysis services. Ms. Zumwalt also served on the board of directors of Vivra Incorporated from 1994 to 1997. Prior to joining Vivra Incorporated, Ms. Zumwalt was with Ernst & Young for ten years. Ms. Zumwalt received a B.S. from Pacific Union College.

Information Regarding our Board of Directors

      Until June 2001, our board of directors consisted solely of the selling stockholder. In June 2001, Messrs. D’Amato, Williams and Zients were elected to serve as members of, and the selling stockholder resigned from, our board of directors. In October 2001, Mr. Donilon, Mr. Laird and Ms. Zumwalt were named to serve as members of our board of directors effective at the closing of the offering. All directors are elected annually and serve until the next annual meeting of stockholders or until the election and qualification of their successors. Our board of directors elects our executive officers and these officers serve at the discretion of our board. There are no family relationships among our directors and executive officers.

Director Compensation

      Directors’ compensation will be set from time to time by our board of directors or, to the extent authorized by our board, by a compensation committee, under the directors plan and such other arrangements as the compensation committee determines to be appropriate. Our directors stock plan, approved by our board of directors and stockholders on June 1, 2001, provides that our board of directors or a compensation committee may grant stock options or make stock grants to non-employee directors. The terms, provisions and conditions of such awards are set at the sole discretion of our board of directors or a compensation committee, except that options may not be granted with an exercise price below the market value of our common stock at the time of the grant. In June 2001, our board of directors approved a grant to Mr. Zients of options to purchase 3,600 shares of our common stock at $150 per share and a grant to Mr. D’Amato of options to purchase 2,400 shares of our common stock at $150 per share. In October 2001, our board of directors approved a grant upon closing of the offering to each of Mr. Donilon, Mr. Laird and Ms. Zumwalt of options to purchase 2,400 shares of our common stock at the initial price per share to the public set forth on the cover page of this prospectus. Non-employee directors will also be paid a retainer of $15,000 per year. Our Chairman of the Board will be paid a retainer of $30,000 per year. We plan to issue non-employee directors an additional         shares per year. Directors who are employees do not receive any additional compensation for their service as directors. We will reimburse each director for his or her reasonable out-of-pocket expenses for attending board of directors meetings.

Committees of our Board of Directors

      When the offering is completed, our board of directors will have an audit committee, comprising solely independent directors who will be nominated and elected at that time. The primary responsibilities of the audit committee will be to:

•	recommend annually the independent public accountants for appointment by our board as auditors;

•	review the scope of the audit to be made by the accountants;

•	review the audit reports submitted by the accountants; and

•	conduct such other reviews as the audit committee deems appropriate and make reports and recommendations to our board within the scope of its functions.

      When the offering is completed our board of directors will also have a compensation committee. A majority of the compensation committee will consist of independent directors who will be nominated and elected when the offering is completed. The compensation committee will have the authority to approve salaries and bonuses and other compensation matters for our officers, to approve employee health and benefit plans and to administer our stock option plans.

      Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

      We do not currently have a compensation committee. After the offering, our board of directors will have a compensation committee consisting of a majority of independent directors.

      Prior to the offering the functions of a compensation committee have been performed by our board of directors. Until June 2001, our board of directors consisted solely of the selling stockholder. After the offering, the selling stockholder will not hold any director or officer position with us. The selling stockholder is the President, Chairman of the Board and sole stockholder of DGB Enterprises, a company which the selling stockholder created in 1997 to manage his various business interests.

Executive Compensation

      The following table shows the cash compensation and certain other compensation paid or accrued by us for fiscal 2001 to our Chief Executive Officer and our four most highly compensated executive officers. We refer to these officers as our named executive officers.

Summary Compensation Table

				Long-Term
				Compensation
	Annual Compensation
Name and				Number of	All Other
Principal Position	Salary		Bonus(1)	Stock Options	Compensation(2)

Jeffrey D. Zients, Chairman of the Board (formerly our Chief Executive Officer) (3)	$500,000	(4)	$—	—	$—

Frank J. Williams, Chief Executive Officer and Director (5)	$165,809	(4)	$—	35,250	$—

Scott M. Fassbach, Chief Research Officer	$521,000		$—	1,875	$1,400,000

Richard A. Schwartz, General Manager, Research	$470,100		$—	1,875	$350,000

Scott A. Schirmeier, General Manager, Sales and Marketing	$276,475		$58,125	10,000	$—

(1)	Except for incentive compensation related to sales results paid to our General Manager, Sales and Marketing, we have not historically paid annual bonuses to our executive officers.

(2)	Represents payments made pursuant to special equity-based compensation arrangements entered into with selected employees while we were a private company. We do not anticipate entering into new special equity-based compensation arrangements after the offering. For more information on special equity-based compensation arrangement see note 10 to our financial statements.

(3)	Mr. Zients resigned from the position of Chief Executive Officer on June 1, 2001. Since June 1, 2001, Mr. Zients has served as the Chairman of our board of directors.

(4)	Includes payments by DGB Enterprises which were allocated to us for services provided by the named executive officers during fiscal 2001.

(5)	Mr. Williams has served as our Chief Executive Officer since June 1, 2001. His salary for fiscal 2002 is $500,000. In addition, he is eligible to receive a bonus at the discretion of our board of directors.

Stock Option Grants in Fiscal 2001

      The following table shows information about stock option grants to our named executive officers during fiscal 2001. These figures do not represent our estimate or projection of future stock prices.

Stock Option Grants in Fiscal 2001

	Individual Grants(1)				Potential Realizable
					Value at Assumed
		% of Total			Annual Rates of
	Number of	Options			Stock Price
	Shares	Granted to			Appreciation for
	Underlying	Employees	Exercise		Option Term
	Option	in	Price	Expiration
Name	Grants	Fiscal Year	(per share)	Date (1)	5%	10%

Jeffrey D. Zients	—	—%	$—	—	$—	$—

Frank J. Williams	35,250	14.9%	$120	September 30, 2007	$332,551	$2,039,142

Scott M. Fassbach	1,875	0.8%	$120	September 30, 2007	$17,689	$108,465

Richard A. Schwartz	1,875	0.8%	$120	September 30, 2007	$17,689	$108,465

Scott A. Schirmeier	10,000	4.2%	$120	September 30, 2007	$94,341	$578,480

(1)	The stock options granted pursuant to our 1997 stock-based incentive compensation plan generally become exercisable in equal portions on each of the first three anniversaries of the offering and generally will expire on the later of seven years after the date of the grant or the fifth anniversary of the offering.

Aggregated Option Exercises in Fiscal 2001 and Year-End Option Values

      The following table shows information about the value realized on option exercises for each of our named executive officers during fiscal 2001, and the value of their unexercised options at the end of fiscal 2001. Value is measured as the difference between the exercise price and a fiscal year-end value estimated at $92.75 per share.

Aggregated Option Exercises in Fiscal 2001

and Year-End Option Values

	Number of Securities		Value of Unexercised
	Underlying Unexercised		In-the-Money Options at
	Options at Fiscal Year-End		Fiscal Year-End

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Jeffrey D. Zients	18,474	41,526	$764,476	$1,718,396

Frank J. Williams	—	35,250	$—	$—

Scott M. Fassbach	—	41,875	$—	$—

Richard A. Schwartz	—	26,875	$—	$—

Scott A. Schirmeier	—	16,500	$—	$—

Employment Agreements

Employment and Noncompetition Agreements with Frank J. Williams

      Mr. Williams is employed by us under an agreement pursuant to which he receives an annual salary of $500,000, which is subject to periodic increases in our sole discretion, and an annual bonus which may be awarded at the discretion of our board of directors. This agreement requires Mr. Williams to devote his efforts and abilities to us on a full-time basis and provides that Mr. Williams, in addition to salary, is entitled to the standard benefits we provide to similarly situated executive employees and the reimbursement of reasonable and necessary business expenses. In the event that Mr. Williams’ employment is terminated without cause, he will continue to receive his base salary for one year after termination and all stock options granted to him will vest and become exercisable immediately. This agreement also provides for accelerated vesting of certain stock options in the event that we experience a change of control.

      Mr. Williams is party to a noncompetition agreement with us. Under the terms of this agreement, Mr. Williams may not compete with us or solicit our employees for a period of two years after the termination of his employment. This agreement also provides that Mr. Williams may not disclose any of our confidential or proprietary information, must disclose business opportunities to us and must return all of our property upon the termination of his employment.

Agreements with our other named executive officers

      Messrs. Zients, D’Amato, Fassbach, Schirmeier and Schwartz are parties to agreements concerning exclusive services, confidential information, business opportunities, noncompetition, non-solicitation and work product. These agreements prohibit Messrs. Zients and D’Amato from competing with us or soliciting our employees during their tenure as members of our board of directors or employees, as the case may be, and for a period of two years thereafter. These agreements also provide that Messrs. Zients, D’Amato, Fassbach, Schirmeier and Schwartz will not disclose any of our confidential or proprietary information. Similar agreements have been signed by each participant in our incentive compensation plans.

      There are no other employment agreements in effect with respect to any of our directors, or named executive officers.

Stock Plans and Agreements

1997 Stock-Based Incentive Compensation Plan

      Our 1997 stock-based incentive compensation plan, as amended, is designed to provide for the grant of stock options that do not qualify as incentive stock options under Section 422 of the Internal Revenue Code. Either our board of directors or a compensation committee may serve as administrator of the plan. Stock options granted pursuant to the plan may be granted to our key employees as determined by the administrator of the plan.

      The aggregate number of shares of our common stock issuable under the plan may not exceed 600,000 shares. As of the closing of the offering, approximately 533,302 shares of our common stock will be subject to stock options granted under the plan, 32,500 shares of which are exercisable. The remaining stock options granted pursuant to our 1997 stock-based incentive compensation plan generally become exercisable in equal portions on each of the first three anniversaries of the offering and generally will expire on the later of seven years after the date of the grant or the fifth anniversary of the offering. In the event of a transaction or other event effecting our authorized or issued common stock, the board of directors is authorized, to the extent it deems appropriate, to make substitutions or adjustments in the number and kind of shares reserved for issuance and the limits on individual awards pursuant to the plan. After the offering, we do not intend to make any additional grants under the plan.

      Common stock purchased upon the exercise of any stock options granted pursuant to the plan may, at the sole discretion of the administrator of the plan, be paid for in cash or other means including a full recourse promissory note. Unless otherwise provided, stock options granted are nontransferable by the optionholder other than by will or the laws of descent and distribution, and are exercisable only by the optionholder during his or her lifetime. The plan terminates on the tenth anniversary of its effective date unless terminated earlier.

2001 Stock-Based Incentive Compensation Plan

      In June 2001, our board of directors adopted and our stockholders approved our 2001 stock-based incentive compensation plan. The plan is designed to provide for the grant of stock options that qualify as incentive stock options as well as stock options that do not qualify as incentive stock options under Section 422 of the Internal Revenue Code. The plan is meant to provide participants with an increased economic and proprietary interest in us in order to encourage those participants to contribute to our success and progress. Either our board of directors or a compensation committee may serve as administrator of the plan. Stock options granted pursuant to the plan may only be granted to our officers, independent contractors, employees and prospective employees.

      The aggregate number of shares of our common stock issuable under the plan may not exceed 140,000 shares. The aggregate number of stock options issued during any calendar year to any one participant may not exceed 15,000 shares. After the closing of the offering, stock options will generally become exercisable based on the vesting schedule established by the administrator of the plan on the grant date. In the event of a transaction or other event effecting our authorized or issued common stock, our board of directors is authorized, to the extent it deems appropriate, to make substitutions or adjustments in the number and kind of shares reserved for issuance and the limits on individual awards pursuant to the plan. As of the closing of the offering, approximately      shares of our common stock will be subject to options granted under the plan, which will be granted as of the offering at the initial price to the public set forth on the cover page of this prospectus.

      Stock options may not be granted with an exercise price below our common stock’s fair market value on the date of grant unless granted in substitution of stock options granted by a new employee’s previous employer or the participant pays or foregoes compensation in the amount of any discount. Stock options intended to qualify as incentive stock options may not be granted with an exercise price of less than 110% of our common stock’s fair market value on the date of grant if the participant owns stock representing more than 10% of the combined voting power of our stock.

      Stock options generally expire within ten years of the date of grant. However stock options intended to qualify as incentive plan options granted to a participant who owns more than 10% of the combined voting power of our stock must expire within five years of the date of grant. Shares of stock issued upon exercise of an option may be subject to such additional conditions as the administrator of the plan may specify before the exercise of the option, including limitations on manner of sale, conditions on vesting or transferability and forfeiture or repurchase provisions.

      Common stock purchased upon the exercise of any stock options granted pursuant to the plan may, at the sole discretion of the administrator of the plan, be paid for in cash or other means including a full recourse promissory note. Stock options are generally nontransferable by the optionholder other than by will or the laws of descent and distribution, and are exercisable only by the optionholder during his or her lifetime. Except that the plan may not be amended to materially increase the number of shares of our common stock authorized for issuance, our board of directors may periodically amend the plan without further stockholder approval. The plan terminates on the tenth anniversary of its effective date unless terminated earlier.

Employee Stock Purchase Plan

      Prior to the offering we anticipate that our board of directors and stockholders will adopt and approve an employee stock purchase plan. The plan is designed to qualify under Section 423 of the Internal Revenue Code. The purpose of the plan is to retain the services of our employees, to attract new employees and to provide incentives for our employees to exert maximum efforts for our success. Either our board of directors or a committee of the board may serve as administrator of the plan.

      The plan permits our eligible employees to purchase our common stock at a discount to the market price through payroll deductions. The aggregate number of shares of our common stock issuable under the plan may not exceed 50,000 shares. No employee may purchase more than $25,000 in stock under the plan in any calendar year, and no employee may purchase stock under the plan if such purchase would cause the employee to own more than 5% of the voting power or value of our common stock. Offering periods not to exceed 27 months will be established by the board of directors or the committee. On the offering date at the beginning of each offering period, each eligible employee is granted an option to purchase a number of shares of common stock, which option is exercised automatically on the purchase date at the end of the offering period. The purchase price of the common stock upon exercise of the options will be 85% of its fair market value on the offering date or purchase date, whichever is lower.

Directors’ Stock Plan

      In June 2001, our board of directors adopted and our stockholders approved our directors’ stock plan. The plan is designed to operate in a manner that exempts grants of stock from Section 16(b) of the Securities Exchange Act of 1934 and provide for the grant of stock options that do not qualify as incentive stock options under Section 422 of the Internal Revenue Code. The purpose of the plan is to assist us in attracting, retaining and motivating qualified individuals to serve on our board of directors and to align their financial interests with those of our stockholders by providing for or increasing their interest in our common stock. Either our board of directors or a compensation committee may serve as administrator of the plan. Any person who is, or is elected to be, a member of our board of directors or of the board of directors of a subsidiary of ours is eligible for the award of stock options or stock grants under the plan.

      The aggregate number of shares of our common stock issuable under the plan may not exceed 50,000 shares. The aggregate number of stock options issued during any calendar year to any one participant may not exceed 7,500 shares. See “Management — Directors’ Compensation.” Stock options generally become exercisable at the discretion of the administrator of the plan. In the event of a transaction or other event effecting our authorized or issued common stock, the board of directors is authorized, to the extent it deems appropriate, to make substitutions or adjustments in the number and kind of shares reserved for issuance and the limits on individual awards pursuant to the incentive compensation plan.

      The administrator of the plan has the sole discretion to award stock options or stock grants under the plan and determine the terms, provisions and conditions of such awards, except stock options may not be granted with an exercise price below our common stock’s fair market value on the date of the grant unless the optionholder pays or foregoes compensation in the amount of any discount. Shares of stock issued upon exercise of an option may be subject to such additional conditions as the administrator of the plan may specify before the exercise of the option, including limitations on manner of sale, conditions on vesting or transferability and forfeiture or repurchase provisions.

      Awards granted under the plan are generally nontransferable by the director other than by will or the laws of descent and distribution, and are exercisable only by the director during his or her lifetime. Except that the plan may not be amended to increase the number of shares of our common stock authorized for issuance, our board of directors may periodically amend the plan without further stockholder approval. The plan terminates on the tenth anniversary of its effective date unless terminated earlier.

Special Equity-Based Compensation Arrangements

      As a private company, we entered into special equity-based compensation arrangements with certain employees. These arrangements included the payment of cash compensation to optionholders, generally in consideration of increased stock option exercise prices, and the repurchase of stock options. These arrangements provide for payments to the subject employees over several years so long as they remain our employees during that period. We do not anticipate entering into new special equity-based compensation arrangements after the offering. For more information on special equity-based compensation arrangements see note 10 to our financial statements.

Indemnification Arrangements

      Our certificate of incorporation limits, to the maximum extent permitted by the Delaware General Corporation Law, the personal liability of directors for monetary damages for breach of their fiduciary duties as directors. Our certificate of incorporation and bylaws provide that we will indemnify our officers, directors and employees and other agents to the fullest extent permitted by law. In addition, we plan to enter into individual indemnification agreements with our directors and certain officers and employees.

      At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

Agreements with The Corporate Executive Board Company

Noncompetition Agreement

      In October 1997, we spun-off The Corporate Executive Board Company. In conjunction with the spin-off and subsequent initial public offering of The Corporate Executive Board, we entered into a noncompetition agreement with The Corporate Executive Board Company and the selling stockholder in January 1999. The noncompetition agreement has a term ending on December 31, 2003.

      The noncompetition agreement prohibits The Corporate Executive Board Company from selling membership-based products and services to:

•	health care providers such as hospitals and health systems; or

•	companies and institutions in the health care industry other than health care providers (such as pharmaceutical companies; medical supply and equipment companies; technology, software, communications, financing and services vendors selling predominantly to health care companies; companies providing health insurance; and managed care companies), unless the products and services are of a general business nature and are principally sold to companies and institutions not in the health care industry.

      The Corporate Executive Board Company may:

•	sell any product or service to companies and institutions not in the health care industry; and

•	renew sales arrangements existing on February 23, 1999 with respect to products and services that do not specifically address health care provider issues.

      The noncompetition agreement prohibits us and the selling stockholder, including any entity controlled by the selling stockholder, from selling membership-based products and services to:

•	companies and institutions not in the health care industry; or

•	companies and institutions in the health care industry other than health care providers if the products and services are targeted at the same audience and cover the same subjects as certain of The Corporate Executive Board Company’s programs.

      We and the selling stockholder may:

•	sell any product or service to health care providers; and

•	renew sales arrangements existing on February 23, 1999 with respect to any products and services that specifically address health care provider issues.

      During the term of the noncompetition agreement, we and the selling stockholder are generally prohibited from recruiting or employing any person who is or was an employee of The Corporate Executive Board Company during the 24-month period preceding the date of such recruitment or employment, unless the Chief Executive Officer of The Corporate Executive Board Company consents to such recruitment or employment. The noncompetition agreement also prohibits The Corporate Executive Board Company from recruiting or employing any person who is or was an employee of ours or the selling stockholder during the 24-month period preceding the date of such recruitment or employment, unless our Chief Executive Officer or the Chief Executive Officer of the relevant entity controlled by the selling stockholder consents to such recruitment or employment. We also agreed not to use the name “The Corporate Advisory Board Company” or any of its derivations containing the word “Corporate” during the term of the noncompetition agreement. We and The Corporate Executive Board Company are required to incorporate into any noncompetition agreements entered into with employees, provisions that would prohibit such employees from competing with the other company.

Lease Guarantee

      Prior to the spin-off of The Corporate Executive Board Company, we shared facilities with them. Subsequent to the spin-off, The Corporate Executive Board Company subleased office space from us pursuant to a sublease agreement discussed below. In July 1999, The Corporate Executive Board Company signed a lease for a new headquarters facility in Washington, DC. The initial term of this lease will expire on June 30, 2009. We agreed to guarantee The Corporate Executive Board Company’s obligations under this lease. The guarantee will expire on March 31, 2002 provided that The Corporate Executive Board Company meets conditions regarding its financial condition. We believe that The Corporate Executive Board Company will meet these conditions.

Agreements Related to the Spin-off of The Corporate Executive Board Company

      In conjunction with the spin-off of The Corporate Executive Board Company and in order to assist in its transition to an independent corporation, we entered into the following agreements, each of which has expired or been terminated:

•	a royalty-free license agreement which granted The Corporate Executive Board Company the right to use certain materials developed by us, including administrative, recruitment, employee and marketing related materials;

•	an administrative services agreement under which we provided services to The Corporate Executive Board Company, including information systems support and maintenance, human resources functions and general services such as facilities management;

•	a vendor contracts agreement under which The Corporate Executive Board Company participated in certain vendor contracts entered into by us for the provision of services such as telecommunications, travel, mailing and general office services; and

•	a sublease agreement under which The Corporate Executive Board Company sublet a portion of its office space from us.

      Aggregate amounts charged to The Corporate Executive Board Company in fiscal 1999, fiscal 2000 and fiscal 2001 for the services described above were $5.6 million, $1.0 million and $0.1 million, respectively.

Agreements with David G. Bradley

Noncompetition Agreement

      We entered into a noncompetition agreement with the selling stockholder which will be effective on the closing of the offering. This agreement has a term of five years. This agreement generally prohibits him and any company owned or controlled by him from selling membership-based products and services substantially similar to those provided by us to companies and institutions in the health care industry. He is permitted to offer and sell software development products and services to any such companies and institutions. During the first three years of the term of this agreement, he is prohibited from recruiting or employing any person who is or was our employee during the 24-month period preceding the date of such recruitment or employment.

Stock Option Agreement

      In May 2001, we entered into a stock option agreement with the selling stockholder pursuant to which we have an option to purchase 271,025 shares of our common stock at $120 per share. This option was intended to provide us with shares to be issued upon the exercise of outstanding employee stock options so that our stockholders would not experience dilution because of the issuance of new shares upon such exercise. The selling stockholder may terminate this option at any time by paying us an amount equal to the excess of the fair value of the stock over the exercise price of the option. The payment may be made in cash or our common stock. The selling stockholder intends to terminate this option upon the closing of the offering by paying this excess in common stock based on the initial public offering price of our common stock sold in the offering.

Loans

      We held a promissory note from the selling stockholder in the amount of $6.5 million with an interest rate of 7%. All principal and interest due under this note was repaid in fiscal 2000.

      In December 1999, the selling stockholder loaned us $7.5 million pursuant to a promissory note with an interest rate of 7%. The principal and interest due on this loan was repaid in January 2000.

Agreements with Our Directors, Officers and Stockholders

Cross-Indemnification Agreement

      In July 2001, we entered into a cross-indemnification agreement with our existing stockholders in connection with the pre-offering distributions to them and the payment of the expenses of the offering. Under this agreement, we indemnify these stockholders and these stockholders indemnify us with respect to adverse tax effects resulting from the reallocation of income and expenses between S corporation and C corporation tax years. See “Certain Transactions Prior to the Offering.”

Registration Rights Agreement

      In July 2001, we entered into a registration rights agreement with our existing stockholders. Following the closing of the offering, these stockholders will hold approximately     shares of our common stock (approximately     shares if the underwriters’ overallotment options are exercised in full). For a period of five years after the closing of the offering, these stockholders may require us, at their expense, on two separate occasions, to file a registration statement under the Securities Act of 1933 with respect to some or all of the shares of our common stock owned by them. These stockholders may not exercise such rights prior to the expiration of the lock-up agreements pertaining to the offering without the prior written consent of the underwriters. Under certain circumstances, we may, on no more than one occasion, delay such registration for a period of not more than three months. In addition, during the five-year period, if we propose to register shares of our capital stock, subject to certain exceptions, these stockholders are entitled to notice of the registration and to include our common stock owned by them. The managing underwriters have the right to limit, in certain circumstances, the number of their shares included in the registration but not to less than 20% of the shares included in such registration.

Loans to Officers and Directors

      On April 6, 2001, we funded a loan to Scott A. Schirmeier, our General Manager, Sales and Marketing, in the amount of $220,000 pursuant to a full recourse promissory note which provides for interest at the rate of 7%. Principal and interest on the loan are due on the earlier of the date on which Mr. Schirmeier sells our common stock issued to him pursuant to the exercise of stock options, the date, if any, on which we repurchase stock options from him, the date that is 30 days after the expiration of his options to purchase our stock, or the date of the termination of his employment with us.

      On May 31, 2001, Jeffrey D. Zients, our Chairman of the Board, exercised options to purchase shares of our common stock. We loaned Mr. Zients $1.5 million, an amount equal to the aggregate exercise price of the options, in exchange for a note payable. The note is a full recourse note and is further secured by a pledge of the securities underlying the transaction. The note is due on May 31, 2006, and bears interest at 6.5%.

      On May 31, 2001, Michael A. D’Amato, one of our directors, exercised options to purchase shares of our common stock. We loaned Mr. D’Amato $1.9 million, an amount equal to the aggregate exercise price of the options, in exchange for a note payable. The note is a full recourse note and is further secured by a pledge of the securities underlying the transaction. The note is due on May 31, 2006, and bears interest at 6.5%.

Agreements with DGB Enterprises, Inc. and Affiliated Entities

      In fiscal 1998, the selling stockholder created DGB Enterprises to manage his various business interests, including us. We entered into certain relationships with DGB Enterprises and those other interests to achieve operational efficiencies.

Administrative Services Agreements

      Certain of our administrative functions, including recruiting, human resources, facilities and telecommunications, were provided by DGB Enterprises during the period of January 2000 through June 2001 under an administrative services agreement with DGB Enterprises which provided similar services to all entities under the selling stockholder’s control. Charges under this agreement were based on direct costs per transaction, square footage, headcount or a fixed cost per month, which approximated the cost for us to internally provide or externally source such services. We paid DGB Enterprises nothing in fiscal 1999, $0.4 million in fiscal 2000, $3.2 million in fiscal 2001 and $0.6 million in the quarter ended June 30, 2001 for these services at which time this agreement terminated.

      In July 2001, we entered into a new administrative services agreement with DGB Enterprises under which DGB Enterprises provides us with services related to the facilities associated with our shared leased space and we provide DGB Enterprises and related entities owned or controlled by the selling stockholder, with a variety of administrative services including services related to information technology and support, payroll and accounting and recruiting. This agreement has a two-year term. Either party under this agreement may terminate one or more of the services provided on 60 days written notice. The terminating party must pay the other party’s costs of terminating or reassigning employees related to any such termination. Fees for services provided under this agreement are based on direct costs per transaction, square footage, headcount or a fixed cost per month that approximates the cost for each entity to internally provide or externally source these services. We paid DGB Enterprises approximately $0.1 million in the quarter ended September 30, 2001 for these services.

Management Services

      From October 1997 through June 2001, DGB Enterprises provided us with direct senior management services. The majority of these services were phased out during the period of October 1998 to March 1999. The management services charges also included an allocation for compensation and related charges of Jeffrey D. Zients, who acted through DGB Enterprises as our Chief Executive Officer. The Chief Executive Officer services charge was phased out in June 2001 when Frank J. Williams became our Chief Executive Officer. We paid DGB Enterprises $3.7 million in fiscal 1999, $0.6 million in fiscal 2000, $0.6 million in fiscal 2001, and $0.1 million in the quarter ended June 30, 2001 for these services. DGB Enterprises ceased providing us with management services after June 30, 2001.

Affiliate Company Charge

      DGB Enterprises provided strategic direction and oversight services to each of the entities controlled by the selling stockholder, including us. The charge is calculated as a percentage of each entity’s revenues. We paid DGB Enterprises $1.0 million in fiscal 1999, $4.1 million in fiscal 2000, $4.5 million in fiscal 2001 and $2.7 million in the six months ended September 30, 2001 for these services. Upon completion of the offering, our newly constituted board of directors will provide those strategic direction and oversight services and we will no longer pay this affiliate company charge.

Sublease Agreement

      From October 1997 to June 1999, DGB Enterprises subleased from us a portion of our office space on terms consistent with our lease. DGB Enterprises paid to us $0.1 million in fiscal 1999 and $0.6 million in fiscal 2000 under this sublease. In July 1999, we assigned the lease for and transferred leasehold improvements related to our office space to DGB Enterprises and subsequently entered into a sublease agreement with them pursuant to which we sublease our office space from them on terms consistent with the original lease agreement through April 2004. Under the sublease agreement we are jointly and severally liable with DGB Enterprises for the obligations under the lease, with additional charges for leasehold improvement expenses. The sub-rent we are charged is based upon the same per square foot rent as the original lease, with additional charges for leasehold improvement expenses. We paid DGB Enterprises $0.8 million in fiscal 2000, $2.6 million in fiscal 2001 and $1.6 million in the six months ended September 30, 2001 under this sublease.

Reimbursement Staff Costs of eHospital Newco Inc.

      In fiscal 2001, eHospital Newco Inc., a company controlled by the selling stockholder that was established to develop and deliver healthcare content to patients and providers via the internet, provided us with its staff to assist in the development of our IT Strategy program and in the delivery of this program to our members during the first year of its availability. We reimbursed eHospital Newco $1.7 million for its direct costs related to these services. No further services have been provided by eHospital Newco.

Administrative Services from National Journal Group

      Beginning in November 1998, we purchased certain administrative support services from National Journal Group, Inc., a company controlled by the selling stockholder. The aggregate amount paid for such services was approximately $52,000 in fiscal 1999, $133,000 in fiscal 2000, $71,000 in fiscal 2001, and $23,000 in the six months ended September 30, 2001.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth certain information regarding the beneficial ownership of our common stock as of September 30, 2001 with respect to:

•	each person known by us to beneficially own 5% or more of the outstanding shares of our common stock,

•	each director and named executive officer,

•	our named executive officers and members of our board of directors as a group, and

•	the selling stockholder.

      Except as indicated in the footnotes to the table:

•	the persons named in the table have sole voting and investment power with respect to all shares beneficially owned, and

•	the business address of each person named in the table below is The Watergate, 600 New Hampshire Avenue NW, Washington, DC 20037.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of September 30, 2001 are deemed outstanding for the purposes of computing the percentage ownership of any person. These shares, however, are not considered outstanding when computing the percentage ownership of any other person.

				Shares to be
	Shares Beneficially			Beneficially
	Owned Prior to		Number	Owned After the
	the Offering		of	Offering
			Shares
Name	Number	Percent	Offered	Number		Percent(1)

David G. Bradley (the selling stockholder)	680,000	76.3%	(2)		(2)	%(2)

Jeffrey D. Zients	210,000	22.8%	—	210,000		22.8%

Michael A. D’Amato	33,300	3.7%	—	33,300		3.7%

Frank J. Williams	—	—	—	—		—

Scott M. Fassbach	—	—	—	—		—

Richard A. Schwartz	—	—	—	—		—

Scott A. Schirmeier	—	—	—	—		—

All executive officers and directors as a group (6 persons)	243,300	26.4%	—	243,300		26.4%

(1)	Excludes shares estimated to be received by us from the selling stockholder under a stock option agreement as of the closing of the offering. See “Stock Option Agreement” under the caption “Certain Relationships and Transactions” for information about this agreement.

(2)	Assumes no exercise of the underwriters’ over-allotment option.

DESCRIPTION OF CAPITAL STOCK, CERTIFICATE OF INCORPORATION AND BYLAWS

General

      Our certificate of incorporation provides that, upon the closing of the offering, we will be authorized to issue 125.0 million shares of common stock, par value $0.01 per share and 5.0 million shares of preferred stock, par value $0.01 per share. Prior to the closing of the offering, we have authorized and outstanding two classes of common stock, differing only as to voting rights. Our certificate of incorporation provides for the reclassification of our two outstanding classes of common stock into shares of a single class of common stock upon the closing of the offering. Upon the closing of the offering before giving effect to the pre-offering stock split and reclassification, we will have 890,800 shares of common stock and no shares of preferred stock outstanding. In addition an aggregate of 776,000 shares of our common stock will be reserved for issuance under our stock option plans under which options to purchase 539,302 shares of our common stock were outstanding as of September 30, 2001 and 50,000 shares of our common stock will be reserved for issuance under our employee stock purchase plan.

Common Stock

      Stockholders are entitled to one vote for each share of our common stock held of record on all matters on which stockholders are entitled or permitted to vote. Our common stock does not have cumulative voting rights in the election of directors. As a result, holders of a majority of the shares of our common stock voting for the election of directors can elect all the directors standing for election. Holders of our common stock are entitled to receive dividends out of legally available funds when and if declared from time to time by our board of directors. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to the rights of any then outstanding preferred stock. Our common stock has no preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions in our certificate of incorporation. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future. The outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

      Our board of directors is authorized to issue preferred stock in different series and classes and to fix the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and other rights and preferences. We currently have no shares of preferred stock outstanding, and our board of directors has no present plans to issue any shares of preferred stock. Our board of directors, without stockholder approval, can issue shares of preferred stock with voting and conversion rights that could adversely affect the voting power of holders of our common stock. The issuance of shares of preferred stock may have the effect of delaying, deferring or preventing a change in control.

Corporate Governance Provisions of Our Certificate of Incorporation and Bylaws

      Our certificate of incorporation provides that our board of directors may not adopt a stockholders rights plan (as defined in our certificate of incorporation), commonly called a poison pill, unless the rights plan:

•	is ratified by the affirmative vote of the holders of a majority of our shares of common stock then outstanding and present in person or by proxy at the next meeting of stockholders,

•	by its terms expires no later than 37 months after adoption (unless extended by the affirmative vote of the holders of a majority of our outstanding shares of common stock), and

•	permits the rights issued thereunder to be redeemed at any time by the affirmative vote of the holders of a majority of our outstanding shares of common stock.

      We have elected not to be subject to Section 203 of the Delaware General Corporation Law, which generally prevents a stockholder which owns 15% or more of a corporation’s outstanding voting stock from engaging in a business combination with a Delaware corporation for three years following the date such person became an interested stockholder unless certain conditions are satisfied.

      Our certificate of incorporation provides that, after the offering, our stockholders are not permitted to act by written consent without a meeting. Our certificate of incorporation and our bylaws provide that special meetings of stockholders may be called by a majority of our full board of directors, our Chairman of our board or any holder or holders of at least 40% of any class of our outstanding capital stock then entitled to vote at the meeting. Our bylaws provide that the number of directors will be fixed from time to time by our stockholders or board of directors. The number of directors is currently fixed at six.

Limitations on Liability and Indemnification of Officers and Directors

      Our certificate of incorporation provides that to the fullest extent permitted by the Delaware General Corporation Law, no director will be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Under the Delaware General Corporation Law, liability of a director may not be limited:

•	for any breach of the director’s duty of loyalty to us or our stockholders,

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

•	in respect of certain unlawful dividend payments or stock redemptions or repurchases, and

•	for any transaction from which the director derives an improper personal benefit.

      The effect of this provision of our certificate of incorporation is to eliminate our rights and the rights of our stockholders to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except in the situations described above. This provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. In addition, our bylaws provide that we will indemnify our directors, officers, employees and agents to the fullest extent permitted by the Delaware General Corporation Law. We may purchase and maintain insurance or furnish similar protection on behalf of any officer or director against any liability asserted against the officer or director and incurred by the officer or director in such capacity, or arising out of the status, as an officer or director.

Transfer Agent and Registrar

      First Union National Bank is the transfer agent and registrar for our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

      Upon completion of the offering, we will have 890,800 shares of common stock outstanding. We reserved 776,000 shares of common stock for issuance upon the exercise of stock options pursuant to our stock option plans under which options to purchase 539,302 shares of common stock with a weighted average exercise price of $124.01 per share were outstanding as of September 30, 2001. We will also reserve 50,000 shares of common stock for issuance pursuant to our employee stock purchase plan. The shares of our common stock sold in the offering will be freely tradable without restriction or further registration under the Securities Act of 1933, except that any shares of common stock held by an affiliate of ours within the meaning of Rule 144 under the Securities Act of 1933 will be subject to the resale limitations of Rule 144. The remaining      shares of our common stock outstanding upon completion of the offering, assuming no exercise of the underwriters’ over-allotment option, will be held by our existing stockholders, are restricted securities, as defined under Rule 144 under the Securities Act of 1933 and may not be sold publicly unless they are registered under the Securities Act of 1933 or are sold pursuant to Rule 144 or another exemption from registration. In this regard, our existing stockholders have been granted certain registration rights with respect to their shares of our common stock. See “Certain Relationships and Transactions — Registration Rights Agreement.”

      In general, under Rule 144 under the Securities Act of 1933, a person who has beneficially owned restricted securities for at least one year, including any affiliate of ours, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock, or

•	the reported average weekly trading volume of the common stock on the automated quotation system of a registered securities association or the consolidated transaction reporting system during the four calendar weeks preceding such sale.

      Sales under Rule 144 also are subject to certain requirements regarding the manner of sale, notice and the availability of current public information about us. In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who holds shares that were last purchased from us or an affiliate of ours more than two years before the date the shares are proposed to be sold, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.

      We, our existing stockholders, our executive officers and the directors entitled to receive shares of common stock under our stock option plans, have agreed not to offer, sell, contract to sell, announce any intention to sell, pledge or otherwise dispose of, directly or indirectly, or file a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities or other rights convertible into or exchangeable or exercisable for any shares of our common stock without the prior written consent of the underwriters for a period of 180 days after the date of this prospectus. These restrictions will not affect our ability to:

•	issue and sell shares of our common stock or make any awards pursuant to our stock option plans or employee stock purchase plan,

•	issue shares of our common stock pursuant to the exercise of stock options currently outstanding or granted pursuant to our stock option plans, or

•	issue shares of our common stock or securities convertible into, or exercisable or exchangeable for, shares of our common stock in connection with an acquisition of or merger with another corporation as long as such securities are not registered under the Securities Act of 1933 during this 180-day period. See “Underwriting.”

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated           , 2001 the selling stockholder has agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation and Deutsche Banc Alex. Brown Inc. are acting as joint-book running managers and, together with UBS Warburg LLC and William Blair & Company, L.L.C., as representatives, the following respective numbers of shares of our common stock:

Number of
Underwriter	Shares

Credit Suisse First Boston Corporation

Deutsche Banc Alex. Brown Inc.

UBS Warburg LLC

William Blair & Company, L.L.C.

Total

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

      The selling stockholder has granted to the underwriters a 30-day option to purchase on a pro rata basis up to                     additional shares from him at the initial public offering price less the underwriting discounts and commissions. This option may be exercised only to cover any over-allotments of common stock. To the extent such option is exercised, the underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of common stock as the number of shares of common stock set forth opposite the underwriters’ names in the preceding table bears to the total number of shares in such table.

      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $          per share. The underwriters and selling group members may allow a discount of $          per share on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

      The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$

Expenses payable by us	$	$	$	$

      The representatives have informed us and the selling stockholder that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

      We, the selling stockholder, our executive officers and directors and all of our other existing stockholders have agreed that they will not offer, sell, contract to sell, announce any intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities act of 1933 relating to any shares of our common stock or securities or other rights convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement without, in each case, the prior written consent of Credit Suisse First Boston Corporation and Deutsche Banc Alex. Brown Inc. for a period of 180 days after the date of this prospectus. Such restrictions will not affect our ability (i) to issue and sell common stock or make any awards pursuant to the 1997 Plan, the 2001 Plan and the Directors’ Plan, (ii) to issue shares of common stock pursuant to the exercise of stock options currently outstanding or granted pursuant to the 1997 Plan, the 2001 Plan and the Directors’ Plan, or (iii) to issue shares of common stock or securities convertible into, or exercisable or exchangeable for, shares of common stock in connection with an acquisition of or merger with another corporation as long as such securities are not registered under the Securities Act of 1933 during the lock-up period. See “Shares Eligible for Future Sale.”

      The underwriters have reserved for sale, at the initial public offering price, approximately           shares of common stock for persons associated with us who have expressed an interest in purchasing common stock in this offering. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

      We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

      We have been approved to list the shares of common stock on The Nasdaq National Market under the symbol “ABCO.”

      Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us, the selling stockholder and the representatives and will not necessarily reflect the market price of the common stock following the offering. The principal factors that will be considered in determining the public offering price will include:

•	the information in this prospectus and otherwise available to the representatives;

•	market conditions for initial public offerings;

•	the history and the prospects for the industry in which we will compete;

•	our past and present operations;

•	our past and present earnings and current financial position;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of this offering.

      We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

      In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over- allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option — a naked short position — the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      In the ordinary course of their respective businesses, certain of the underwriters and their affiliates have performed, and may in the future perform, investment banking or commercial banking services for us.

      As part of the offering, up to           shares of common stock are being offered hereunder directly to certain or our employees and directors, and their friends and family members, at a price equal to the initial public offering price per share. Any obligation of the investors to purchase shares of common stock in the direct offering would be contingent on the purchase of shares by the underwriters. There is no minimum number of shares to be purchased in the direct offering. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all the other shares of common stock offered.

      A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, CSFBdirect Inc., an on-line broker/dealer, as a selling group member.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that the selling shareholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

      By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholder and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers

      The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

      All of the issuer’s directors and officers as well as the experts named herein and the selling stockholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

MATERIAL UNITED STATES INCOME TAX CONSIDERATIONS

FOR NON-UNITED STATES HOLDERS

      This is a general summary of material United States federal income and estate tax considerations with respect to your acquisition, ownership and disposition of our common stock if you are a beneficial owner of shares other than:

•	a citizen or resident of the United States;

•	a corporation, partnership or other entity created or organized in, or under the laws of, the United States or any political subdivision of the United States;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source;

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; or

•	a trust that existed on August 20, 1996, was treated as a United States person on August 19, 1996, and elected to be treated as a United States person.

      This summary does not address all of the United States federal income and estate tax considerations that may be relevant to you in light of your particular circumstances or if you are a beneficial owner subject to special treatment under United States income tax laws such as a:

•	controlled foreign corporation;

•	passive foreign investment company;

•	foreign personal holding company;

•	company that accumulates earnings to avoid United States federal income tax;

•	foreign tax-exempt organization;

•	financial institution;

•	broker or dealer in securities; or

•	former United States citizen or resident.

      This summary does not discuss any aspect of state, local or non-United States taxation. This summary is based on current provisions of the Internal Revenue Internal Revenue Code, Treasury regulations, judicial opinions, published positions of the United States Internal Revenue Service and all other applicable authorities, all of which are subject to change, possibly with retroactive effect. This summary is not intended as tax advice.

      We urge prospective non-United States stockholders to consult their tax advisors regarding the United States federal, state, local and non-United States income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Dividends

      In general, any distributions we make to you with respect to your shares of our common stock that constitute dividends for United States federal income tax purposes will be subject to United States withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you provide proper certification of your eligibility for such reduced rate (usually on an IRS Form W-8BEN). A distribution will constitute a dividend for United States federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under the Internal Revenue Code. Any distribution not constituting a dividend will be treated first as reducing your basis in your shares of our common stock and, to the extent it exceeds your basis, as gain from the disposition of your shares of our common stock.

      Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States and, if certain income tax treaties apply, are attributable to a United States permanent establishment maintained by you, generally will not be subject to United States withholding tax if you comply with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to United States federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to United States persons. If you are a corporation, effectively connected income may also be subject to a “branch profits tax” at a rate of 30%, or a lower rate specified by an applicable income tax treaty. Dividends that are effectively connected with your conduct of a trade or business but that under an applicable income tax treaty are not attributable to a United States permanent establishment maintained by you may be eligible for a reduced rate of United States withholding tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.

Sale or Other Disposition of Our Common Stock

      You generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of your shares of our common stock unless:

•	the gain is effectively connected with your conduct of a trade or business within the United States and, under certain income tax treaties, is attributable to a United States permanent establishment you maintain;

•	you are an individual, you hold your shares of our common stock as capital assets, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes (which we believe we are not and have never been, and do not anticipate we will become) and you hold or have held, directly or indirectly, at any time within the shorter of the five-year period preceding disposition or your holding period for your shares of our common stock, more than 5% of our common stock.

      Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to United States federal income tax, net of certain deductions, at the same rates applicable to United States persons. If you are a corporation, the branch profits tax also may apply to such effectively connected gain. If the gain from the sale or disposition of your shares is effectively connected with your conduct of a trade or business in the United States but under an applicable income tax treaty is not attributable to a permanent establishment you maintain in the United States, your gain may be exempt from United States tax under the treaty. If you are described in the second bullet point above, you generally will be subject to United States tax at a rate of 30% on the gain realized, although the gain may be offset by some United States source capital losses realized during the same taxable year.

Information Reporting and Backup Withholding

      We must report annually to the IRS the amount of dividends or other distributions we pay to you on your shares of our common stock and the amount of tax we withhold on these distributions regardless of whether withholding is required. The IRS may make copies of the information returns reporting those dividends and amounts withheld available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

      The United States imposes a backup withholding tax on dividends and certain other types of payments to United States persons at a rate of 30.5% (with scheduled reductions through 2006 and a scheduled increase to 31% in 2011) of the gross amount. You will not be subject to backup withholding tax on dividends you receive on your shares of our common stock if you provide proper certification

(usually on an IRS Form W-8BEN) of your status as a non-United States person or you are a corporation or one of several types of entities and organizations that qualify for exemption.

      Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of our common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if you sell your shares of our common stock through a United States broker or the United States office of a foreign broker, the broker will be required to report the amount of proceeds paid to you to the IRS and also backup withhold at a rate of 30.5% (with scheduled reductions through 2006 and a scheduled increase to 31% in 2011) of that amount unless you provide appropriate certification (usually on an IRS Form W-8BEN) to the broker of your status as a non-United States person or you are a corporation or one of several types of entities and organizations that qualify for exemption. Information reporting, and backup withholding if the appropriate certification is not provided, also apply if you sell your shares of our common stock through a foreign broker deriving more than a specified percentage of its income from United States sources or having certain other connections to the United States.

      Any amounts withheld with respect to your shares of our common stock under the backup withholding rules will be refunded to you or credited against your United States federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.

Estate Tax

      Shares of our common stock owned or treated as owned by an individual who is not a citizen or resident, as defined for United States federal tax purposes, of the United States at the time of his or her death will be subject to United States federal estate tax unless an applicable estate tax treaty provides otherwise.

VALIDITY OF COMMON STOCK

      The validity of the shares of our common stock offered in the offering will be passed upon for us by Gibson, Dunn & Crutcher LLP, New York, New York. Certain legal matters relating to the offering will be passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York.

EXPERTS

      The audited financial statements and schedule as of March 31, 2000 and 2001, and for each of the three years in the period ended March 31, 2001, included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common stock to be sold in the offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. Any statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved, and each statement in this prospectus shall be deemed qualified in its entirety by this reference. You may read and copy all or any portion of the registration statement or any reports, statements or other information in the files at the following public reference facilities of the SEC:

Washington, DC
Room 1024
450 Fifth Street, N.W.
Washington, DC, 20549

      You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the registration statement, will also be available to you on the Internet web site maintained by the SEC at http://www.sec.gov.

      We intend to furnish our stockholders with annual reports containing financial statements audited by our independent auditors, and make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim financial statements.

INDEX TO FINANCIAL STATEMENTS

Fiscal Years Ended March 31, 1999, 2000 and 2001

And Six Months Ended September 30, 2000 and 2001 (Unaudited)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of The Advisory Board Company:

      We have audited the accompanying balance sheets of The Advisory Board Company (a Delaware corporation) as of March 31, 2000 and 2001, and the related statements of operations, stockholders’ deficit and cash flows for each of the three years in the period ended March 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Advisory Board Company as of March 31, 2000 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Baltimore, Maryland

August 20, 2001

THE ADVISORY BOARD COMPANY

BALANCE SHEETS

(In thousands, except share amounts)

	March 31,			Pro Forma
			September 30,	September 30,
	2000	2001	2001	2001

			(unaudited)

ASSETS

Current assets:

Cash and cash equivalents	$5,433	$20,853	$5,629	$2,964

Marketable securities	1,853	—	—	—

Membership fees receivable, net	7,979	11,830	9,575	9,575

Prepaid expenses and other current assets	1,647	1,895	2,031	793

Deferred income taxes, net	916	377	478	2,031

Deferred incentive compensation	756	1,203	1,367	1,367

Receivable from affiliates, net	7,178	1,889	6,431	—

Total current assets	25,762	38,047	25,511	16,730

Property and equipment, net	3,433	5,353	4,809	4,809

Deferred income taxes	—	609	457	—

Total assets	$29,195	$44,009	$30,777	$21,539

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities:

Deferred revenues	$29,592	$39,270	$35,371	$35,371

Accounts payable and accrued liabilities	3,215	2,699	3,491	3,491

Accrued incentive compensation	1,855	2,471	2,173	2,173

Special compensation arrangements	4,762	400	1,173	1,173

Total current liabilities	39,424	44,840	42,208	42,208

Long-term liabilities:

Special compensation arrangements	—	700	400	400

Total liabilities	39,424	45,540	42,608	42,608

Commitments and contingencies

Stockholders’ deficit:

Class A voting common stock, $0.01 par value; 1,000 shares authorized, issued and outstanding	—	—	—	—

Class B nonvoting common stock, $0.01 par value; 1,399,000 shares authorized, 829,000 shares issued and outstanding at March 31, 2000 and 2001, and 889,800 shares issued and outstanding at September 30, 2001 and pro forma	8	8	9	9

Additional paid-in capital	949	10,949	14,502	(20,378)

Deferred compensation	(12)	(700)	(700)	(700)

Accumulated elements of comprehensive loss	(24)	—	—	—

Promissory notes receivable	—	—	(3,418)	—

Accumulated deficit	(11,150)	(11,788)	(22,224)	—

Total stockholders’ deficit	(10,229)	(1,531)	(11,831)	(21,069)

Total liabilities and stockholders’ deficit	$29,195	$44,009	$30,777	$21,539

The accompanying notes are an integral part of these statements.

THE ADVISORY BOARD COMPANY

STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

				Six Months Ended
	Year Ended March 31,			September 30,

	1999	2000	2001	2000	2001

				(unaudited)

Revenues:	$57,831	$58,535	$63,727	$30,492	$38,212

Cost of services (excluding special compensation arrangements expense of $4,592, $1,766, $1,821, $976 and $282)	24,096	27,441	33,644	15,140	18,091

Gross profit	33,735	31,094	30,083	15,352	20,121

Costs and expenses:

Member relations and marketing (excluding special compensation arrangements expense of $4,143, $836, $679, $382 and $0)	6,631	8,741	12,592	5,608	7,475

General and administrative (excluding special compensation arrangements expense of $1,838, $408, $344, $164 and $835)	9,618	8,524	9,764	4,509	5,294

Depreciation and loss on disposal of fixed assets	1,976	1,762	1,539	653	1,064

Special compensation arrangements	10,573	3,010	2,844	1,522	1,117

Affiliate company charge	959	4,097	4,505	2,147	2,676

Total costs and expenses	29,757	26,134	31,244	14,439	17,626

Income (loss) from operations	3,978	4,960	(1,161)	913	2,495

Interest income	1,044	592	471	255	320

Income (loss) before (provision) benefit for state income taxes	5,022	5,552	(690)	1,168	2,815

(Provision) benefit for state income taxes	(505)	(559)	68	(128)	(280)

Net income (loss)	$4,517	$4,993	$(622)	$1,040	$2,535

Earnings (loss) per share:

Historical net income (loss) per share — basic	$5.44	$6.02	$(0.75)	$1.25	$2.91

Basic weighted average number of shares outstanding	830	830	830	830	871

Historical net income (loss) per share — diluted	$5.16	$5.71	$(0.75)	$1.19	$2.73

Diluted weighted average number of shares outstanding	876	874	830	871	927

Pro forma statements of operations data (unaudited):

Income (loss) before (provision) benefit for state income taxes, as reported	$5,022	$5,552	$(690)	$1,168	$2,815

Pro forma income tax (provision) benefit	(2,134)	(2,360)	293	(496)	1,196

Pro forma net income (loss)	$2,888	$3,192	$(397)	$672	$1,619

Pro forma net income (loss) per share — basic	$3.48	$3.85	$(0.48)	$0.81	$1.86

Pro forma net income (loss) per share — diluted	$3.36	$3.72	$(0.48)	$0.79	$1.79

Pro forma diluted weighted average number of shares outstanding	859	858	830	856	907

The accompanying notes are an integral part of these statements.

THE ADVISORY BOARD COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(In thousands, except share amounts)

					Accumulated
	Class A and B				Elements of
	Common Stock		Additional		Comprehensive	Promissory
			Paid-in	Deferred	Income	Notes	Accumulated
	Shares	Amount	Capital	Compensation	(Loss)	Receivable	Deficit	Total

Balance at March 31, 1998	830,000	$8	$849	$(366)	$—	$—	$(7,988)	$(7,497)

Distributions to stockholder	—	—	—	—	—	—	(10,070)	(10,070)

Deferred compensation pursuant to stock options issued below market value	—	—	100	(62)	—	—	—	38

Amortization of deferred compensation	—	—	—	183	—	—	—	183

Unrealized gain on marketable securities	—	—	—	—	28	—	—	28

Net income	—	—	—	—	—	—	4,517	4,517

Balance at March 31, 1999	830,000	8	949	(245)	28	—	(13,541)	(12,801)

Distributions to stockholder	—	—	—	—	—	—	(2,602)	(2,602)

Amortization of deferred compensation	—	—	—	233	—	—	—	233

Unrealized loss on marketable securities	—	—	—	—	(52)	—	—	(52)

Net income	—	—	—	—	—	—	4,993	4,993

Balance at March 31, 2000	830,000	8	949	(12)	(24)	—	(11,150)	(10,229)

Distributions to stockholder	—	—	—	—	—	—	(16)	(16)

Deferred compensation pursuant to stock option repurchase agreement	—	—	—	(1,000)	—	—	—	(1,000)

Amortization of deferred compensation	—	—	—	312	—	—	—	312

Contribution from stockholder	—	—	10,000	—	—	—	—	10,000

Unrealized gain on marketable securities	—	—	—	—	24	—	—	24

Net loss	—	—	—	—	—	—	(622)	(622)

Balance at March 31, 2001	830,000	8	10,949	(700)	—	—	(11,788)	(1,531)

Distributions to stockholder (unaudited)	—	—	—	—	—	—	(12,971)	(12,971)

Deferred compensation pursuant to stock option repurchase agreements (unaudited)	—	—	—	(1,050)	—	—	—	(1,050)

Amortization of deferred compensation (unaudited)	—	—	—	1,050	—	—	—	1,050

Exercise of stock options (unaudited)	60,800	1	3,553	—	—	—	—	3,554

Issuance of promissory notes receivable (unaudited)	—	—	—	—	—	(3,346)	—	(3,346)

Interest earned on promissory notes receivable (unaudited)	—	—	—	—	—	(72)	—	(72)

Net income (unaudited)	—	—	—	—	—	—	2,535	2,535

Balance at September 30, 2001 (unaudited)	890,800	$9	$14,502	$(700)	$—	$(3,418)	$(22,224)	$(11,831)

[Additional columns below]

[Continued from above table, first column(s) repeated]

Annual
Comprehensive
Income
(Loss)

Balance at March 31, 1998

Distributions to stockholder	$—

Deferred compensation pursuant to stock options issued below market value	—

Amortization of deferred compensation	—

Unrealized gain on marketable securities	28

Net income	4,517

Balance at March 31, 1999	$4,545

Distributions to stockholder	$—

Amortization of deferred compensation	—

Unrealized loss on marketable securities	(52)

Net income	4,993

Balance at March 31, 2000	$4,941

Distributions to stockholder	$—

Deferred compensation pursuant to stock option repurchase agreement	—

Amortization of deferred compensation	—

Contribution from stockholder	—

Unrealized gain on marketable securities	24

Net loss	(622)

Balance at March 31, 2001	$(598)

Distributions to stockholder (unaudited)	$—

Deferred compensation pursuant to stock option repurchase agreements (unaudited)	—

Amortization of deferred compensation (unaudited)	—

Exercise of stock options (unaudited)	—

Issuance of promissory notes receivable (unaudited)	—

Interest earned on promissory notes receivable (unaudited)	—

Net income (unaudited)	2,535

Balance at September 30, 2001 (unaudited)	$2,535

The accompanying notes are an integral part of these statements.

THE ADVISORY BOARD COMPANY

STATEMENTS OF CASH FLOWS

(In thousands)

				Six Months Ended
	Year Ended March 31,			September 30,

	1999	2000	2001	2000	2001

				(unaudited)

Cash flows from operating activities:

Net income (loss)	$4,517	$4,993	$(622)	$1,040	$2,535
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities —

Depreciation	1,976	1,513	1,527	653	1,014

Loss on disposal of fixed assets	—	249	12	—	50

Special compensation arrangements	71	(2,675)	(4,350)	1,522	380

Deferred income taxes	127	437	(70)	(30)	280

Changes in operating assets and liabilities:

Membership fees receivable	509	521	(3,851)	(2,203)	2,255

Prepaid expenses and other current assets	324	(961)	(248)	(121)	(136)

Deferred incentive compensation	(167)	(77)	(447)	170	(164)

Payable to/receivable from affiliates	(554)	(4,199)	5,289	(4,015)	(4,542)

Deferred revenues	1,532	(1,282)	9,678	(2,076)	(3,899)

Accounts payable and accrued liabilities	(1,126)	(1,043)	(516)	50	792

Accrued incentive compensation	(149)	140	616	(466)	(298)

Net cash flows provided by (used in) operating activities	7,060	(2,384)	7,018	(5,476)	(1,733)

Cash flows from investing activities:

Purchases of property and equipment	(1,583)	(2,179)	(3,459)	(2,420)	(520)

Sales (purchases) of marketable securities	4,632	(78)	1,877	1,877	—

Proceeds from sale of property and equipment	—	37	—	—	—

Receivable from stockholder	(455)	7,309	—	—	—

Net cash flows provided by (used in) investing activities	2,594	5,089	(1,582)	(543)	(520)

Cash flows from financing activities:

Contributions from stockholder	—	—	10,000	4,000	—

Distributions to stockholder	(10,070)	(2,602)	(16)	(3)	(12,971)

Net cash flows (used in) provided by financing activities	(10,070)	(2,602)	9,984	3,997	(12,971)

Net (decrease) increase in cash and cash equivalents	(416)	103	15,420	(2,022)	(15,224)

Cash and cash equivalents, beginning of period	5,746	5,330	5,433	5,433	20,853

Cash and cash equivalents, end of period	$5,330	$5,433	$20,853	$3,411	$5,629

Supplemental disclosure of cash flow information:
Cash paid during the period for —

State income taxes	$1,403	$40	$2	$11	$270

The accompanying notes are an integral part of these statements.

THE ADVISORY BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS

1.  Business description

      The Advisory Board Company (the Company) provides best practices research and analysis to the health care industry, focusing on business strategy, operations and general management issues. Best practices research and analysis identifies, analyzes and describes specific management initiatives, processes and strategies that produce the best results in solving common business problems or challenges.

2.  Stock split and reincorporation

      On November 18, 1999, the Company amended and restated its charter to effect a 0.8298-for-1 reverse stock split of its Class B nonvoting shares. All share and per share amounts have been retroactively adjusted to give effect to this action.

      To change its state of incorporation, the Company was merged into a newly formed Delaware corporation on August 13, 2001. The new corporation is authorized to issue 175,000,000 shares of stock consisting of:

•	25,000 shares of Class A Voting Common Stock, par value $0.01 per share;

•	44,975,000 shares Class B Nonvoting Common Stock, par value $0.01 per share;

•	125,000,000 shares of Common Stock, par value $0.01 per share; and

•	5,000,000 shares of Preferred Stock, par value $0.01 per share.

      No effect was given to this reincorporation for accounting purposes.

3.  Summary of significant accounting policies

Interim financial information (unaudited)

      The interim financial data as of September 30, 2001, and for the six months ended September 30, 2000 and 2001, have been prepared by the Company, without audit, and include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of interim period results. The results of operations for the six months ended September 30, 2001, are not necessarily indicative of the results to be expected for the full year.

Marketable securities

      Marketable securities that mature within three months of purchase are considered cash equivalents. Investments with maturities of more than three months are classified as marketable securities. As of March 31, 2000, the Company’s marketable securities consisted of municipal and corporate bonds. The Company classifies its debt securities as available-for-sale securities. Unrealized gains and losses on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholder’s deficit until realized.

Property and equipment

      Property and equipment consists of furniture, fixtures, and equipment, and capitalized software development costs. Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Internal software development costs are accounted for in accordance with AICPA Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” and web development costs are accounted for in accordance with EITF 00-2,

THE ADVISORY BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

“Accounting for Web Site Development Costs.” Capitalized internal software development costs and capitalized web development costs are amortized using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Maintenance and repairs are charged to expense as incurred.

Recovery of long-lived assets

      Long-lived assets and identifiable assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed. Impairment is identified by comparing the carrying value to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual dispositions. Impairment is measured and recorded on the basis of fair value. The Company considers expected cash flows and estimated future operating results, trends, and other available information in assessing whether the carrying value of assets is impaired. The Company believes that no such impairment existed as of March 31, 2000 and 2001.

Revenue recognition

      Revenues from renewable research memberships are recognized over the term of the related subscription, which is generally 12 months. Revenues from 12-month best practices installation support memberships are recognized as services are performed, limited by the Company’s pro rated refund policy. As a result, revenues for all programs are generally recognized ratably over the term of the related program agreement, which is generally 12 months. Fees are generally billable, and revenue recognition begins, when a letter agreement is signed by the member. Certain fees are billed on an installment basis. Members may request a refund of their fees, which is provided on a pro rata basis relative to the length of the service period. The Company’s policy is to record the full amount of program agreement fees receivable and related deferred revenue when a letter of agreement is signed by the member.

Deferred incentive compensation

      Direct incentive compensation related to the negotiation of new and renewal memberships is deferred and amortized over the term of the related memberships.

Earnings (loss) per share

      Basic earnings (loss) per share is computed by dividing net income (loss) by the number of basic weighted average common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) by the number of diluted weighted average common shares outstanding during the period. Common share equivalents consist of common shares issuable upon the exercise of outstanding common stock options. The number of weighted average common share equivalents outstanding is determined in accordance with the treasury stock method, using the Company’s current S corporation tax rate. For the year ended March 31, 2001, common share equivalents are anti-dilutive. A

THE ADVISORY BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

reconciliation of basic to diluted weighted average common shares outstanding is as follows (in thousands):

				Six Months
				Ended
	Year Ended March 31,			September 30,

	1999	2000	2001	2000	2001

				(unaudited)

Basic weighted average common shares outstanding	830	830	830	830	871

Weighted average common share equivalents outstanding	46	44	—	41	56

Diluted weighted average common shares outstanding	876	874	830	871	927

Pro forma statements of operations data (unaudited)

      Prior to the closing of its planned initial public offering, the Company will terminate its status as an S corporation and will be subject to federal and state taxes at prevailing corporate rates. Accordingly, pro forma unaudited net income (loss) and net income (loss) per share are based on the assumption that the Company’s S corporation status was terminated at the beginning of each period. The Company has provided income taxes on a pro forma basis as if it were a subchapter C corporation for all periods presented utilizing an effective tax rate of 42.5%. Pro forma diluted weighted average shares outstanding incorporate the pro forma tax rate in the treasury stock method.

Pro forma balance sheet (unaudited)

      The unaudited pro forma balance sheet as of September 30, 2001 gives effect to transactions that are expected to occur upon completion of the Company’s proposed initial public offering, and reflect (1) termination of the Company’s S corporation election and the increase of the Company’s deferred income tax asset of approximately $1.6 million, decreased by the amount of the distribution of the Company’s S corporation net operating loss carryforward asset of $0.5 million, (2) the reclassification of the accumulated deficit to additional paid-in capital, (3) the distribution to the principal stockholder of promissory notes receivable, amounts receivable from affiliates and income taxes receivable, and (4) the payment of expenses of the offering and a final cash distribution to the principal stockholder.

Concentrations of risk

      Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, and membership fees receivable. The Company maintains cash and cash equivalents and marketable securities with financial institutions. Marketable securities consist of diversified holdings of high-grade municipal and corporate bonds. The concentration of credit risk with respect to membership fees receivable is generally diversified due to the large number of entities comprising the Company’s membership base. The Company performs periodic evaluations of the financial institutions, securities investments, and its membership base and establishes allowances for potential credit losses.

      The Company generates revenues from customers located outside the United States. For each of the years ended March 31, 1999, 2000 and 2001, and for the six-month periods ended September 30, 2000 and 2001 (unaudited), the Company generated approximately 1% of revenues from customers outside the United States. No one customer accounted for more than 2% of revenues for any period presented.

THE ADVISORY BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

Segment reporting

      During 1998, the Company adopted Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (SFAS No. 131). SFAS No. 131 requires a business enterprise, based upon a management approach, to disclose financial and descriptive information about its operating segments. Operating segments are components of an enterprise about which separate financial information is available and regularly evaluated by the chief operating decision maker of an enterprise. Under this definition, the Company operated as a single segment for all periods presented.

Income taxes

      The Company is a calendar year taxpayer and has elected to be treated as an S corporation for federal income tax purposes, whereby taxable income or losses flow through to, and are reportable by, the individual stockholder. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements. The District of Columbia, as well as several states, however, assesses a corporate level tax even on S corporations. The Company has accounted for income taxes related to the District of Columbia and other states using the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.”

Fair value of financial instruments

      The fair value of current assets and current liabilities approximates their carrying value due to their short maturity.

Use of estimates in preparation of financial statements

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent accounting pronouncements

      In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, “Revenue Recognition.” SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. This interpretation was effective January 1, 2001 and did not have a material effect on the Company’s financial statements.

      In March 2000, the Financial Accounting Standards Board issued interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation,” an interpretation of APB Opinion No. 25. This interpretation provides guidance regarding the application of APB Opinion No. 25 to stock compensation involving employees. This interpretation was effective July 1, 2000 and did not have a material effect on the Company’s financial statements.

4.  Transactions with affiliates

Transactions with Affiliates — Background

      The Company has certain transactions with affiliated entities as follows: (1) shared administrative functions and leased space with a spun-off entity during a transition period (October 1997 through October 1999); (2) shared administrative functions and leased space with commonly controlled companies

THE ADVISORY BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

to gain operating efficiencies; and, (3) a charge from the principal stockholder’s management company, calculated as a percentage of revenues, as consideration for strategic direction and oversight.

Transactions with The Corporate Executive Board

      In October 1997, the Company spun-off The Corporate Executive Board (CEB), a division of the Company that provided best practices research and analysis focusing on corporate strategy, operations and general management issues for non-health care companies.

      In conjunction with the spin-off, the Company entered into a Sublease Agreement with CEB pursuant to the Sublease Agreement, CEB sublet a portion of its office space from the Company. CEB’s sub-rent was based upon the same per square foot rent as the original lease. In July 1999, CEB leased separate facilities. The Company entered into an agreement to guarantee CEB’s obligations under this lease. This guarantee will expire on March 31, 2002 provided that certain conditions regarding the financial condition of CEB have been met.

      In conjunction with the spin-off, the Company also entered into the following agreements, each of which expired on December 31, 2000.

•	Administrative Services Agreement (ASA): the Company provided services to CEB including information systems support and maintenance, certain human resources functions and general services such as facilities management. The Company charged CEB an amount which approximated the cost for CEB to internally provide or externally source such services.

•	Vendor Contracts Agreement (VCA): CEB participated in certain vendor contracts entered into by the Company for the provision of certain services, such as telecommunications, travel, mailing and general office services. CEB either paid the vendor directly or reimbursed the Company for its reasonably allocated share of commonly billed costs.

Transactions with Entities Controlled by the Principal Stockholder

      The Company’s principal stockholder owns a controlling interest in certain entities that operate in different industries from the Company. In 1997, the Company’s principal stockholder formed a new company, DGB Enterprises, Inc. (DGB), to manage his various business interests.

      To achieve operating efficiencies, DGB consolidated management and administrative functions for the Company and these entities and assumed the primary lease on office space used by the Company and these entities. A chronology of these activities is listed below.

Management Services:

      October 1997 to March 2001: DGB Enterprises provided the Company with direct senior management services. The majority of these charges were phased out during the period of October 1998 to March 1999 as the Company expanded its internal finance department. The management services charges included an allocation for compensation and related charges of Jeffrey D. Zients, who acted through DGB Enterprises as the Company’s Chief Executive Officer. The Chief Executive Officer services charge was phased out in June 2001 when Frank J. Williams became the Company’s Chief Executive Officer.

      These charges, which management believes approximate the expenses which would have been incurred had the Company operated on a stand-alone basis, are included in the Company’s general and administrative expenses.

THE ADVISORY BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

Administrative Services:

      January 2000 to June 30, 2001: The majority of the Company’s administrative functions, including recruiting, career management, facilities and telecommunications, were provided by DGB, which provided similar services to all entities under the principal stockholder’s control. The Company and DGB entered into the Administrative Services Agreement which provided for fees for these services based on direct costs per transaction, square footage, headcount or a fixed cost per month that approximated the cost for each entity to internally provide or externally source these services.

      As of July 1, 2001, the Company and DGB entered into a new two-year Administrative Services Agreement (New ASA), whereby the Company assumed internal management of substantially all of these administrative functions, while DGB continued to provide those services related to the facilities associated with the shared leased space (see Lease and Sublease Agreements below). Under the New ASA, the Company provides certain services to DGB and other affiliated entities for fees based on direct costs per transaction, square footage, headcount or a fixed cost per month that approximates the cost for each entity to internally provide or externally source these services. These charges, which management believes approximate the expenses which would have been incurred had the Company operated on a stand-alone basis, are included in the Company’s general and administrative expenses.

      The Company performs and receives certain services from other affiliated entities. These charges are included in Transactions with Other Related Entities in the accompanying Receivable from Affiliates table.

Lease and Sublease Agreements:

      October 1997 to June 1999: The Company was the lessor on the lease for its office space. DGB and CEB (see above) entered into Sublease Agreements with the Company on terms consistent with the original lease agreement.

      July 1999 to September 30, 2001: On July 1, 1999, the Company assigned its lease to DGB and subsequently entered into a Sublease Agreement with DGB whereby the Company leased the space it occupies on terms consistent with the original lease agreement through April 2004. On July 1, 1999, the Company also transferred leasehold improvements related to the leased space to DGB at their net book value of $2.0 million.

Other Transactions:

      In May and June 2001, the Company distributed approximately $13.0 million to its principal stockholder.

      In fiscal 2001, eHospital Newco, Inc. (eHospital Newco), a company controlled by the Company’s principal stockholder that was established to develop and deliver healthcare content to patients and providers via the internet, provided us with its staff to assist in the development the Company’s IT Strategy program and in the delivery of this program to the Company’s members during the first year of its availability. The Company reimbursed eHospital Newco $1.7 million for its direct costs related to these services. These expenses are included in cost of services in the accompanying statements of operations. No further services have been provided to the Company by eHospital Newco.

      At March 31, 1999, the Company held a promissory note from its principal stockholder in the amount of $6.5 million. All principal and interest due under the note was repaid in full in fiscal 2000.

THE ADVISORY BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

Affiliate Company Charge

      DGB began to assess a fee for strategic direction and oversight services to each of the entities controlled by the principal stockholder, including the Company, in October 1998. The charge was phased in over the period between October 1998 and April 1999 as DGB decreased its senior management services provided to the Company and provided the Company with strategic direction and oversight, and is calculated as a percentage of each entity’s revenues.

Receivable from Affiliates

      The transactions discussed above are reflected in the receivable from affiliates as follows (in thousands):

				Six Months Ended
	Year Ended March 31,			September 30,

	1999	2000	2001	2000	2001

				(unaudited)

Balance at beginning of period	$454	$1,008	$7,178	$7,178	$1,889

Transactions with CEB:

Sublease income	1,812	452	—	—	—

ASA charges	3,590	553	—	16	16

VCA charges	174	11	55	145	46

Transactions with DGB:

Management services	(3,657)	(587)	(586)	(308)	(96)

ASA charges	—	(418)	(3,220)	(1,489)	(713)

Sublease income	147	561	—	—	—

Sublease charge	—	(792)	(2,585)	(1,277)	(1,568)

Transfer of assets	—	1,971	—	—	—

Affiliate company charge	(959)	(4,097)	(4,505)	(2,147)	(2,676)

Transactions with other related entities:

Direct costs of eHospital Newco	—	—	(1,699)	(316)	—

ASA charges, net	(141)	(97)	131	53	11

	966	(2,443)	(12,409)	(5,323)	(4,980)

Net cash transfers (to) from the Company	(412)	8,613	7,120	9,338	9,522

Balance at end of period	$1,008	$7,178	$1,889	$11,193	$6,431

5. Membership fees receivable

      Membership fees receivable consist of the following (in thousands):

	As of March 31,		As of
			September 30,
	2000	2001	2001

			(unaudited)

Billed fees receivable	$6,831	$9,074	$10,493

Unbilled fees receivable	2,572	4,043	482

	9,403	13,117	10,975

Allowance for doubtful accounts	(1,424)	(1,287)	(1,400)

Membership fees receivable, net	$7,979	$11,830	$9,575

THE ADVISORY BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Billed fees receivable represent invoiced membership fees. Unbilled fees receivable represent fees due to be billed to members who have elected to pay on an installment basis.

6.  Property and equipment

      Property and equipment consists of the following (in thousands):

	As of March 31,		As of
			September 30,
	2000	2001	2001

			(unaudited)

Furniture, fixtures & equipment	$6,830	$8,221	$8,263

Software and web development costs	1,509	3,554	3,903

	8,339	11,775	12,166

Accumulated depreciation	(4,906)	(6,422)	(7,357)

Property and equipment, net	$3,433	$5,353	$4,809

7.  Income taxes

      The (provision) benefit for state income taxes consists of the following (in thousands):

				Six Months
				Ended
	Year Ended March 31,			September 30,

	1999	2000	2001	2000	2001

				(unaudited)

Current	$(378)	$(122)	$(2)	$(158)	$—

Deferred	(127)	(437)	70	30	(280)

(Provision) benefit for state income taxes	$(505)	$(559)	$68	$(128)	$(280)

      Deferred income taxes are provided for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The tax effect of these temporary differences is presented below (in thousands):

	As of March 31,		As of
			September 30,
	2000	2001	2001

			(unaudited)

Deferred state income tax assets:

Compensation accrued for financial reporting purposes	$201	$329	$318

Deferred compensation arrangements	475	40	157

Allowance for doubtful accounts	142	128	140

Unamortized Section 481(a) adjustment related to conversion to accrual basis tax reporting	109	—	—

Other	64	—	—

Net operating loss	—	609	457

Deferred state income tax liabilities:

Deferred incentive compensation	(75)	(120)	(137)

Net deferred state income tax assets	$916	$986	$935

      As of September 30, 2001, the Company had net operating loss carryforwards of approximately $5.3 million. The timing and manner in which the operating loss carryforwards may be utilized in any year will be limited to the Company’s ability to generate future earnings. Current net operating loss carryforwards will expire in 2021. Management has determined that based upon the Company’s expected

THE ADVISORY BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

future earnings it will more likely than not be able to fully utilize these net deferred state income tax assets.

8.  Commitments and contingencies

Operating leases

      The Company assigned its office lease to DGB as of July 1, 1999, and subsequently entered into a sub-lease agreement with DGB. This non-cancelable operating lease (Lease) expires in April 2004. The Company remains jointly and severally liable for all obligations under the lease. The Company entered into a sublease agreement with CEB at the Spin-Off (see Note 4), which was terminated in July 1999. The Company’s future minimum lease payments under the sub-lease from DGB are as follows (in thousands):

Year Ending March 31,

2002	$3,015

2003	3,020

2004	3,026

2005	252

Total	$9,313

      Under the terms of the Lease, the Company is contingently liable for an additional $5.1 million over the term of the lease. Rent expense, net of sublease income from CEB and DGB (see Note 4), during the years ended March 31, 1999, 2000 and 2001, and the six-month periods ended September 30, 2000 and 2001, was approximately $2.3 million, $3.0 million, $2.7 million, $1.3 million and $1.6 million, respectively.

Benefit Plan

      The Company sponsors a defined contribution 401(k) plan (the Plan) for all employees who have reached the age of twenty-one. The Company provides contributions equal to 50% of an employee’s contribution up to a maximum of 4% of base salary. Prior to July 1, 2000, the Company contributed 25% of an employee’s contribution up to a maximum of 4% of base salary. Contributions to the Plan for the years ended March 31, 1999, 2000 and 2001, and the six-month periods ended September 30, 2000 and 2001, were approximately $105,000, $118,000, $317,000, $116,000 and $197,000, respectively.

Other

      The Company has outsourced certain office functions to a third party under a five-year services contract. The original contract included minimum volume commitments of approximately $102,000 per month through December 2001, which the Company was not able to meet due to the Spin-Off. The Company renegotiated the contract and paid a fee of approximately $68,000 in May 2000 to settle the contract. The renegotiated contract includes minimum volume commitments of approximately $57,000 per month through August 2002.

9.  Comprehensive income (loss)

      Comprehensive income (loss) is defined as net income (loss) plus the net-of-tax impact of foreign currency items, minimum pension liability adjustments, and unrealized gains and losses on certain investments in marketable securities. Comprehensive income (loss) for the years ended March 31, 1999, 2000 and 2001, and the six-month period ended September 30, 2001, was $4.5 million, $4.9 million, ($0.6 million), and $2.5 million, respectively. The accumulated elements of comprehensive income (loss), net of tax, included within stockholders’ deficit on the balance sheets are comprised solely of the change in unrealized gains (losses) on marketable securities.

THE ADVISORY BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

10.  Stock option plans and special compensation arrangements

Background

      On March 1, 1994, the Company adopted the Stock-Based Incentive Compensation Plan (Original Plan) to provide for granting of incentive stock options (Original Options). The Original Plan entitled certain employees to purchase shares of the Company’s Class B nonvoting common stock at a price equal to at least the fair market value of the Company’s stock on the date of grant. The Original Options were exercisable on the date ten years after the date of grant, subject to acceleration upon the occurrence of certain events that would alter the ownership of the Company, including an initial public offering or private sale.

Liquid Markets Agreements

      On March 31, 1995, the Company and existing optionees adopted the Liquid Markets Agreements (LM Agreements) to provide the optionees an opportunity to (i) sell all or a portion of their Original Options to the Company immediately and/or (ii) modify all or a portion of their Original Options in accordance with the terms and conditions of the Continuing Stock-Based Incentive Compensation Plan (Continuing Option Plan), which is described below.

      The LM Agreements provided for the designation of Original Options as described above and governed the payments to be made to the optionees for options sold. For the options elected to be sold, the Company was committed to pay an initial payment of $55.00 per option, minus the exercise price, in two installments (25% no later than December 31, 1995, and 75% no later than December 31, 1996). The Company was also obligated to pay the optionee an additional payment (Earn Out Payment) based on the Company’s income from operations for the year ended March 31, 1998.

      In March 1997, the Company amended the LM Agreements to provide for (i) guaranteed versus variable Earn Out Payments, (ii) revised payment schedules, (iii) revised employment requirements, and (iv) in limited instances, the one-time opportunity to put existing options retroactively into the liquid markets plan.

      The Company recognized approximately $0.9 million, $0.9 million, $0.7 million, $0.4 million and zero in compensation expense related to the LM Agreements during each of the years ended March 31, 1999, 2000, and 2001, and during the six-month periods ended September 30, 2000, and 2001, respectively.

Stock-based incentive compensation plans

      Adopted on March 31, 1995, the Continuing Option Plan amended and restated the Original Plan and formalized the terms and conditions of the remaining modified options (Continuing Options). In conjunction with the Spin-Off, the Company executed substitution agreements (Substitution Agreements) with each of its employees participating in the Continuing Option Plan. The Substitution Agreements with the Company’s continuing employees provided for the exchange of an aggregate 135,275 Continuing Options for options granted under the 1997 Stock-Based Incentive Compensation Plan (New Options and 1997 Plan, respectively), which was adopted at the time of the Spin-Off. The Substitution Agreements with employees who transferred to CEB provided for the exchange of an aggregate 61,500 Continuing Options for options in CEB.

      The terms of the Substitution Agreements resulted in a new measurement date for 27,800 continuing options held by continuing employees of the Company, resulting in the recognition of compensation expense. The compensation expense is being recognized over the related vesting period. The compensation expense was $0.2 million, $0.2 million and zero for each of the three years in the period ended March 31, 2001, respectively. The recognition of compensation expense was not required on the remaining 107,475

THE ADVISORY BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

continuing options outstanding at the time of the Spin-Off under the provisions of EITF No. 90-9. Further, during the year ended March 31, 1999, the Company granted certain options at less than fair market value. Compensation expense related to this grant is $100,000 of which $38,000, $50,000, $12,000, $12,000 and zero was recognized during the years ended March 31, 1999, 2000, and 2001, and during the six-month periods ended September 30, 2000, and 2001, respectively.

      The 1997 Plan provides for the issuance of options to purchase up to 600,000 shares of Class B nonvoting common stock. As of March 31, 2001, a total of 378,302 shares were available for future awards under the 1997 Plan. The New Options generally vest between April 2000 and December 2004, or upon a sale of the Company, if earlier. In the event of an initial public offering of the Company’s capital stock, the stock options granted pursuant to the 1997 Plan generally become exercisable in equal portions on each of the first three anniversaries of the offering. The New Options generally expire between April 2003 and December 2007, except in the event of an initial public offering, in which case the expiration date is generally the later of seven years after the date of the grant or five years after the initial public offering. Prior to an initial public offering, the New Options and shares acquired thereunder are subject to a stockholders agreement which, among other things, restricts the transfer of shares.

      The Company’s principal stockholder issued options to acquire 165,000 shares of the Company’s common stock owned by him. These options were cancelled during the six-month period ended September 30, 2001. In accordance with APB Opinion No. 25, the Company has accounted for these options as if the Company issued the options directly.

      On June 1, 2001, the Company adopted the 2001 Compensation Plan (2001 Plan). The 2001 Plan is designed to provide for the grant of stock options that qualify as incentive stock options as well as stock options that do not qualify as incentive stock options under Section 422 of the Internal Revenue Code. Stock options granted pursuant to the 2001 Plan may only be granted to the Company’s officers, independent contractors, employees and prospective employees. The aggregate number of shares of the Company’s common stock issuable under the 2001 Plan may not exceed 140,000 shares.

      On June 1, 2001, the Company adopted the Directors’ Stock Plan (Directors’ Plan). Any person who is, or is elected to be, a member of the Company’s board of directors or of the board of directors of a subsidiary of the Company’s is eligible for the award of stock options and/or stock grants under the Directors’ Plan. The Directors’ Plan is intended to operate in a manner that exempts grants of stock from Section 16(b) of the Securities Exchange Act of 1934. The maximum number of shares of the Company’s common stock that can be issued under the Directors’ Plan is 50,000. As of September 30, 2001, options for a total of 6,000 shares had been granted at a weighted average exercise price of $150.00.

Special Bonus Plan

      In February 1999, in conjunction with the public offering of CEB stock and in consideration of services provided to develop and grow CEB while it was a division of the Company, the Company agreed to pay a special bonus to selected optionholders in an amount totaling $7.0 million. The Company paid $6.0 million prior to March 31, 1999, and $1.0 million was paid during the year ended March 31, 2000. The Company recognized $7.0 million in compensation expense related to this plan during the year ended March 31, 1999.

Special Cash Compensation Arrangements

      In connection with and prior to the Spin-Off, the Company entered into cash compensation arrangements (Special Cash Compensation Arrangements) with certain employees generally in consideration for increased New Option exercise prices at the time the Substitution Agreements were made. The Special Cash Compensation Arrangements included employment requirements and provide for cash

THE ADVISORY BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

payments to be deferred over several years. Compensation expense related to the Special Cash Compensation Arrangements is being recognized ratably over the required employment requirement period and was $2.2 million, $1.8 million, $1.8 million, $1.0 million and $62,000, respectively, during the years ended March 31, 1999, 2000, and 2001, and the six-month periods ended September 30, 2000 and 2001.

Stock Option Repurchase Agreement

      During fiscal 2001, the Company entered into an agreement to repurchase stock options at a fixed price (Stock Option Repurchase Agreements). Total compensation expense to be recognized under this agreement is $1.0 million over a three-year employment requirement period. Compensation expense under the Stock Repurchase Plan was $0.3 million for fiscal 2001, and approximately $0.2 million and $1.1 million for the six-month periods ended September 30, 2000 and 2001, respectively.

      In August 2001, the Company entered into two additional Stock Option Repurchase Agreements. Total compensation expense under these agreements of $1.1 million will be recognized between July 1, 2001 and March 31, 2002, the relevant required employment periods.

      The Company’s existing obligation under the Special Cash Compensation Arrangements and Stock Option Repurchase Agreements is reflected in special compensation arrangements liability in the accompanying balance sheets. The expense related to all of the stock option plan agreements mentioned above is reflected in special compensation arrangements in the accompanying statements of operations. Future expenses and cash commitments related to these aggregate arrangements are as follows as of September 30, 2001 (in thousands):

Year Ending March 31,	Expense	Cash

2002	$1,442	$1,475

2003	333	300

2004	—	400

	$1,775	$2,175

Option to purchase stock from the Principal Stockholder

      The Company has an option to purchase 271,025 shares of common stock from the principal stockholder at $120.00 per share pursuant to a stock option agreement dated May 1, 2001. This option was intended to provide shares to be issued upon the exercise of outstanding employee stock options so that the Company’s stockholders would not experience dilution because of the issuance of new shares upon such exercise. The option is exercisable in one-third increments on each of the first three anniversary dates of the planned offering or upon an approved sale of the Company’s capital stock or assets, or on May 1, 2011 in the event none of the transactions listed above has occurred. The option expires on May 31, 2011.

      The principal stockholder may terminate this option at any time by paying the Company an amount equal to the excess of the fair value of the stock over the exercise price of the option. The payment may be made in cash or common stock. The principal stockholder intends to terminate this option upon the closing of the offering by paying this excess in common stock based on the offering price of the Company’s common stock sold in the planned offering.

THE ADVISORY BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

Transactions under stock option plans

      A summary of changes in stock options under the 1997 Plan and those issued by the principal stockholder is as follows:

			Weighted
	Number of	Exercise Price	Average Exercise
	Options	Per Share	Price

Outstanding at March 31, 1998	144,300	$49.00 – 220.00	$107.75

Options granted	91,000	80.00 – 220.00	126.00

Outstanding at March 31, 1999	235,300	49.00 – 220.00	114.75

Options granted	288,100	120.00 – 150.00	128.50

Options cancelled	(15,100)	120.00 – 206.00	165.00

Outstanding at March 31, 2000	508,300	49.00 – 220.00	121.50

Options granted	237,002	120.00	120.00

Options cancelled	(16,500)	120.00 – 200.00	168.25

Outstanding at March 31, 2001	728,802	49.00 – 220.00	119.99

Options granted (unaudited)	39,300	120.00 – 200.00	140.76

Options exercised (unaudited)	(60,800)	49.00 – 120.00	55.00

Options cancelled (unaudited)	(174,000)	120.00 – 206.00	135.95

Options at September 30, 2001 (unaudited)	533,302	$49.00 – 220.00	$123.72

      Exercise prices for options outstanding at March 31, 2001, are as follows:

			Weighted-Average
			Remaining
Range of Exercise		Weighted-Average	Contractual Life –
Prices	Number Outstanding	Exercise Price	Years

$ 49.0	0 82,462	$49.00	6.21
80.00 – 120.00	513,940	119.50	5.86
150.00 – 220.00	132,400	166.25	6.09

$ 49.00 – $220.00	728,802	$119.99	5.94

      In the event that the Company completes an initial public offering, the stock options granted pursuant to the 1997 Plan generally become exercisable in equal portions on each of the first three anniversary dates of the initial public offering, and generally will expire on the later of seven years after the grant date or the fifth anniversary of the offering. As of March 31, 2001 and September 30, 2001 (unaudited), a total of 96,974 and 32,500 options were exercisable, respectively, at weighted average exercise prices of $118.37 and $58.83 respectively.

      On May 31, 2001, certain employees of the Company exercised options to purchase 60,800 shares of Class B nonvoting common stock at a weighted average exercise price of $55.00 per share. The Company advanced funds to the employees equal to the aggregate exercise price of the options, in exchange for full recourse promissory notes from the employees. The notes are due May 31, 2006, and bear interest at 6.5%.

      The Company has elected to account for stock and stock rights in accordance with APB No. 25. Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation,” established an alternative method of expense recognition for stock-based compensation awards to employees based on fair values. Pro forma information regarding net income is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair

THE ADVISORY BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

value method prescribed by SFAS No. 123. The fair values of options granted from the date of the Spin-Off, were estimated at the date of grant for each period using the Black-Scholes option pricing model with the following weighted-average assumptions:

				Six Months Ended
	Year Ended March 31,			September 30,

	1999	2000	2001	2000	2001

				(unaudited)

Risk free interest rate	5.5%	6.0%	4.4%	6.0%	2.6%

Dividend yield	—	—	—	—	—

Weighted average expected lives of options	5 years	5 years	6 years	5 years	8 years

Expected volatility	50%	50%	92%	92%	92%

Weighted average fair values of options granted	$54.83	$55.16	$68.97	$70.09	$90.66

      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price characteristics that are significantly different from those of traded options. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock rights.

      For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the estimated service period. If the Company had used the fair value accounting provisions of SFAS No. 123, pro forma net income (loss) for each period would have need as follows (in thousands, except per share information):

				Six Months Ended
	Year Ended March 31,			September 30,

	1999	2000	2001	2000	2001

				(unaudited)

Pro forma net income (loss)	$1,753	$911	$(6,271)	$(1,405)	$(145)

Pro forma net income (loss) per share:

Basic	$2.11	$1.10	$(7.56)	$(1.69)	$(0.17)

Diluted	$2.00	$1.04	$(7.56)	$(1.69)	$(0.17)

      The pro forma results may not necessarily be indicative of future results.

THE ADVISORY BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of The Advisory Board Company:

      We have audited in accordance with auditing standards generally accepted in the United States, the financial statements of The Advisory Board Company included in this registration statement and have issued our report thereon dated August 20, 2001. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule II — Valuation and Qualifying Accounts is the responsibility of the Company’s management and is presented for purposes of complying with the Securities and Exchange Commission’s rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states, in all material respects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP

Baltimore, Maryland

August 20, 2001

THE ADVISORY BOARD COMPANY

SCHEDULE II — Valuation and Qualifying Accounts

(In thousands)

			Additions
	Balance at	Additions	Charged to	Deductions	Balance at
	Beginning	Charged to	Other	from	End of
	of Year	Revenue	Accounts	Reserve	Year

Year ending March 31, 1999

Allowance for doubtful accounts	$1,700	$1,481	$—	$1,481	$1,700

	$1,700	$1,481	$—	$1,481	$1,700

Year ending March 31, 2000

Allowance for doubtful accounts	$1,700	$970	$—	$1,246	$1,424

	$1,700	$970	$—	$1,246	$1,424

Year ending March 31, 2001

Allowance for doubtful accounts	$1,424	$669	$—	$806	$1,287

	$1,424	$669	$—	$806	$1,287

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

      The estimated expenses in connection with the offering (all of which will be borne by the Registrant), are as follows:

Expenses	Amount

Securities and Exchange Commission registration fee		$22,500

NASD filing fee		9,500

Nasdaq listing fees		*

Printing expenses		250,000

Accounting fees and expenses		250,000

Legal fees and expenses		650,000

Blue Sky fees and expenses		5,000

Transfer agent’s fees and expenses		15,000

Miscellaneous		*

Total	$	*

*	To be included by amendment.

Item 14.  Indemnification of Directors and Officers.

      Section 145 of the Delaware General Corporation Law (DGCL) generally provides that all directors and officers (as well as other employees and individuals) may be indemnified against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with certain specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation — a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification extends only to expenses (including attorneys’ fees) actually and reasonably incurred in connection with defense or settlement of an action and the DGCL requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Section 145 of the DGCL also provides that the rights conferred thereby are not exclusive of any other right which any person may be entitled to under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, and permits a corporation to advance expenses to or on behalf of a person to be indemnified upon receipt of an undertaking to repay the amounts advanced if it is determined that the person is not entitled to be indemnified.

      The Registrant’s bylaws provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding by reason of the fact that he is or was a director or officer of the Registrant (or is or was serving at the request of the Registrant as director, officer, employee or agent of another entity), shall be indemnified and held harmless by the Registrant to the fullest extent authorized by the DGCL, as in effect (or to the extent that indemnification is broadened, as it may be amended), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith. Except with respect to actions initiated by an officer or director against the Registrant to recover the amount of an unpaid claim, the Registrant is required to indemnify an officer or director in connection with an action, suit or proceeding initiated by such person only if such action, suit or proceeding was authorized by the board of directors of the Registrant. The bylaws further provide that an officer or director may (30 days after a written claim has been received by the Registrant) bring suit against the Registrant to recover an unpaid claim and, if such suit is successful, the expense of bringing such suit. While it is a defense to such suit that the claimant has not met the applicable standards of conduct which make indemnification permissible under the DGCL, neither the failure of the board of directors to have made a determination that indemnification is proper, nor an actual determination that the claimant has not met the applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

      The bylaws also provide that the rights conferred thereby are contract rights, that they are not exclusive of any other rights which an officer or director may have or hereafter acquire under any statute, any other provision of the certificate of incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, and that they include the right to be paid by the Registrant the expenses incurred in defending any specified action, suit or proceeding in advance of its final disposition provided that, if the DGCL so requires, such payment shall only be made upon delivery to the Registrant by the officer or director of an undertaking to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under the bylaws or otherwise. Additionally, the registrant plans to enter into individual indemnity agreements with its directors and certain officers and employees.

Item 15.  Recent Sales of Unregistered Securities

      We have granted options to purchase shares of our common stock to our directors, officers and employees under our 1997 Stock-Based Incentive Compensation Plan. Of these options, 533,302 are outstanding. None of these options are currently exercisable other than options to purchase 30,000 shares granted to Jeffrey D. Zients and options to purchase 2,500 shares granted to Michael A. D’Amato. On May 31, 2001, we sold 30,000 shares of our common stock to Jeffrey D. Zients at $49 per share, or $1,470,000, pursuant to the exercise of options issued under our 1997 Stock-Based Incentive Compensation Plan. On May 31, 2001, we sold 30,800 shares of our common stock to Michael A. D’Amato at a weighted average price of $60.91 per share, or $1,876,000, pursuant to the exercise of options issued under our 1997 Stock-Based Incentive Compensation Plan. We have granted options to purchase      shares of our common stock to our directors, officers and employees under our 2001 Stock-Based Incentive Compensation Plan, none of which are currently exercisable. We have granted options to purchase 6,000 shares of our common stock to our directors under our Directors’ Stock Plan, none of which are currently exercisable. Our board of directors approved the grant to our directors under our directors stock plan, effective at the closing date of the offering, of options to purchase an additional 7,200 shares of our common stock.

      The transactions described above were undertaken in reliance upon the exemptions from the registration requirements of the Securities Act of 1933 afforded by Rule 701 promulgated thereunder, as transactions pursuant to the compensatory benefit plans and contracts relating to compensation that did not exceed the threshold amounts set forth in Rule 701(d). The option grants did not constitute a sale. The shares sold to Jeffrey D. Zients and Michael A. D’Amato represented less than 15% of our outstanding shares at the time the related options were granted. The registrant believes that exemptions other than the foregoing exemption may exist for these transactions.

Item 16.  Exhibits and Financial Statement Schedules

      (a)  Exhibits

Exhibit
Number	Description of Exhibit

**1.1	Form of Underwriting Agreement
*3.1	Certificate of Incorporation of the Registrant
*3.2	Bylaws of the Registrant
**4.1	Form of Common Stock Certificate.

Exhibit
Number	Description of Exhibit

**5.1	Opinion of Gibson, Dunn & Crutcher LLP
**10.1	Employment Agreement, effective as of the closing of the offering, between Frank J. Williams and The Advisory Board Company.
**10.2	Noncompetition Agreement, effective as of the closing of the offering, between Frank J. Williams and The Advisory Board Company.
*10.3	Noncompetition Agreement, effective as of the closing of the offering, between David G. Bradley and The Advisory Board Company.
*10.4	Noncompetition Agreement, dated January 1, 1999, among The Corporate Executive Board Company, David G. Bradley and The Advisory Board Company.
*10.5	Form of Agreement Concerning Exclusive Services, Confidential Information, Business Opportunities, Non-Competition, Non-Solicitation and Work Product, as executed by The Advisory Board Company and each of Michael A. D’Amato, Jeffrey D. Zients, Scott M. Fassbach, Richard A. Schwartz and Scott A. Schirmeier.
*10.6	Stock Option Agreement, dated May 1, 2001, between David G. Bradley and The Advisory Board Company.
*10.7	Letter to Jeffrey D. Zients from The Advisory Board Company regarding vesting of unexercised options and Notice of Exercise for Non-qualified Stock Options, dated May 31, 2001, as amended by letter, dated July 30, 2001, to Jeffrey D. Zients from The Advisory Board Company.
*10.8	Secured Promissory Note and Pledge Agreement, dated May 31, 2001, between Jeffrey D. Zients and The Advisory Board Company.
*10.9	Class B Nonvoting Common Stock Option Exercise Agreement, dated May 31, 2001, between Michael A. D’Amato and The Advisory Board Company, as amended by letter, dated July 30, 2001, to Michael A. D’Amato from The Advisory Board Company.
*10.10	Secured Promissory Note and Pledge Agreement, dated May 31, 2001, between Michael A. D’Amato and The Advisory Board Company.
*10.11	The Advisory Board Company 1997 Stock-Based Incentive Compensation Plan, as amended on October 31, 1997.
*10.12	Form of Stock Option Agreement pursuant to The Advisory Board Company 1997 Stock-Based Incentive Compensation Plan, as executed by The Advisory Board Company and each of Frank J. Williams, Jeffrey D. Zients, Michael A. D’Amato, Scott M. Fassbach, Richard A. Schwartz and Scott A. Schirmeier.
*10.13	The Advisory Board Company 2001 Stock-Based Incentive Compensation Plan, adopted on June 1, 2001.
*10.14	Form of Term Sheets and Standard Terms and Conditions pursuant to The Advisory Board Company 2001 Stock-Based Incentive Compensation Plan.
*10.15	The Advisory Board Company Directors’ Stock Plan, adopted on June 1, 2001.
*10.16	Form of Term Sheet and Standard Terms and Conditions pursuant to The of Stock Option Agreement Pursuant to The Advisory Board Company Directors’ Stock Plan, as executed by The Advisory Board Company and each of Jeffrey D. Zients and Michael A. D’Amato.
*10.17	Option Repurchase Plan, dated March 31, 2001, between Richard A. Schwartz and The Advisory Board Company.
*10.18	Equity Value Agreement, dated October 31, 1997, between Richard A. Schwartz and The Advisory Board Company.
*10.19	Form of Liquid Markets Agreement, as executed by The Advisory Board Company and each of Scott M. Fassbach and Richard A. Schwartz.

Exhibit
Number	Description of Exhibit

*10.20	Equity Repurchase Plan, dated August 1997, between Scott M. Fassbach and The Advisory Board Company.
*10.21	Registration Rights Agreement, dated July 1, 2001, among David G. Bradley, Jeffrey D. Zients, Michael A. D’Amato and The Advisory Board Company.
*10.22	Cross Indemnity Agreement, dated July 1, 2001, among David G. Bradley, Jeffrey D. Zients, Michael A. D’Amato and The Advisory Board Company.
*10.23	Promissory Note, dated December 21, 1999, between David G. Bradley and The Advisory Board Company.
*10.24	Promissory Note, dated March 31, 2001, between Scott A. Schirmeier and The Advisory Board Company.
*10.25	Administrative Services Agreement, dated July 21, 1998, between The Corporate Executive Board Company and The Advisory Board Company.
*10.26	Vendor Contracts Agreement, dated July 21, 1998, between The Corporate Executive Board Company and The Advisory Board Company.
*10.27	Sublease Agreement, dated July 21, 1998, between The Corporate Executive Board Company and The Advisory Board Company.
*10.28	License Agreement, dated January 19, 1999, between The Corporate Executive Board Company and The Advisory Board Company.
*10.29	Lease Guaranty Agreement, dated June 25, 1998, between The Corporate Executive Board Company and The Advisory Board Company.
*10.30	Administrative Services Agreement, dated July 1, 2001, between DGB Enterprises, Inc. and The Advisory Board Company.
*10.31	Lease Assignment Agreement, dated July 1, 1999, between DGB Enterprises, Inc. and The Advisory Board Company.
*10.32	Sublease Agreement, dated January 1, 2000, between DGB Enterprises, Inc. and The Advisory Board Company.
**10.33	Form of Indemnity Agreement between The Advisory Board Company and certain officers, directors and employees.
**10.34	Employee Stock Purchase Plan
*21.1	Subsidiaries of the Registrant
**23.1	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)
23.2	Consent of Arthur Andersen LLP
*24.1	Power of Attorney (see signature page)

*	Previously filed.

**	To be filed by amendment.

      (b)  Financial Statement Schedules

Item 17.  Undertakings

      (a)  The undersigned Registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      (b)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange

Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (c)  The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES AND POWER OF ATTORNEY

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, DC, on October 19, 2001.

THE ADVISORY BOARD COMPANY

By:	*

Frank J. Williams
Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on October 19, 2001.

Signature	Title

* Jeffrey D. Zients	Chairman of the Board

* Frank J. Williams	Chief Executive Officer (Principal Executive Officer) and Director

* David L. Felsenthal	Chief Financial Officer (Principal Financial and Accounting Officer), Secretary and Treasurer

/s/ MICHAEL A. D’AMATO Michael A. D’Amato	Director

*By: /s/ MICHAEL A. D’AMATO Michael A. D’Amato by Power of Attorney

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

**1.1	Form of Underwriting Agreement
*3.1	Certificate of Incorporation of the Registrant
*3.2	Bylaws of the Registrant
**4.1	Form of Common Stock Certificate.
**5.1	Opinion of Gibson, Dunn & Crutcher LLP
**10.1	Employment Agreement, effective as of the closing of the offering, between Frank J. Williams and The Advisory Board Company.
**10.2	Noncompetition Agreement, effective as of the closing of the offering, between Frank J. Williams and The Advisory Board Company.
*10.3	Noncompetition Agreement, effective as of the closing of the offering, between David G. Bradley and The Advisory Board Company.
*10.4	Noncompetition Agreement, dated January 1, 1999, among The Corporate Executive Board Company, David G. Bradley and The Advisory Board Company.
*10.5	Form of Agreement Concerning Exclusive Services, Confidential Information, Business Opportunities, Non-Competition, Non-Solicitation and Work Product, as executed by The Advisory Board Company and each of Michael A. D’Amato, Jeffrey D. Zients, Scott M. Fassbach, Richard A. Schwartz and Scott A. Schirmeier.
*10.6	Stock Option Agreement, dated May 1, 2001, between David G. Bradley and The Advisory Board Company.
*10.7	Letter to Jeffrey D. Zients from The Advisory Board Company regarding vesting of unexercised options and Notice of Exercise for Non-qualified Stock Options, dated May 31, 2001, as amended by letter, dated July 30, 2001, to Jeffrey D. Zients from The Advisory Board Company.
*10.8	Secured Promissory Note and Pledge Agreement, dated May 31, 2001, between Jeffrey D. Zients and The Advisory Board Company.
*10.9	Class B Nonvoting Common Stock Option Exercise Agreement, dated May 31, 2001, between Michael A. D’Amato and The Advisory Board Company, as amended by letter, dated July 30, 2001, to Michael A. D’Amato from The Advisory Board Company.
*10.10	Secured Promissory Note and Pledge Agreement, dated May 31, 2001, between Michael A. D’Amato and The Advisory Board Company.
*10.11	The Advisory Board Company 1997 Stock-Based Incentive Compensation Plan, as amended on October 31, 1997.
*10.12	Form of Stock Option Agreement pursuant to The Advisory Board Company 1997 Stock-Based Incentive Compensation Plan, as executed by The Advisory Board Company and each of Frank J. Williams, Jeffrey D. Zients, Michael A. D’Amato, Scott M. Fassbach, Richard A. Schwartz and Scott A. Schirmeier.
*10.13	The Advisory Board Company 2001 Stock-Based Incentive Compensation Plan, adopted on June 1, 2001.
*10.14	Form of Term Sheets and Standard Terms and Conditions pursuant to The Advisory Board Company 2001 Stock-Based Incentive Compensation Plan.
*10.15	The Advisory Board Company Directors’ Stock Plan, adopted on June 1, 2001.
*10.16	Form of Term Sheet and Standard Terms and Conditions pursuant to The of Stock Option Agreement Pursuant to The Advisory Board Company Directors’ Stock Plan, as executed by The Advisory Board Company and each of Jeffrey D. Zients and Michael A. D’Amato.

Exhibit
Number	Description of Exhibit

*10.17	Option Repurchase Plan, dated March 31, 2001, between Richard A. Schwartz and The Advisory Board Company.
*10.18	Equity Value Agreement, dated October 31, 1997, between Richard A. Schwartz and The Advisory Board Company.
*10.19	Form of Liquid Markets Agreement, as executed by The Advisory Board Company and each of Scott M. Fassbach and Richard A. Schwartz.
*10.20	Equity Repurchase Plan, dated August 1997, between Scott M. Fassbach and The Advisory Board Company.
*10.21	Registration Rights Agreement, dated July 1, 2001, among David G. Bradley, Jeffrey D. Zients, Michael A. D’Amato and The Advisory Board Company.
*10.22	Cross Indemnity Agreement, dated July 1, 2001, among David G. Bradley, Jeffrey D. Zients, Michael A. D’Amato and The Advisory Board Company.
*10.23	Promissory Note, dated December 21, 1999, between David G. Bradley and The Advisory Board Company.
*10.24	Promissory Note, dated March 31, 2001, between Scott A. Schirmeier and The Advisory Board Company.
*10.25	Administrative Services Agreement, dated July 21, 1998, between The Corporate Executive Board Company and The Advisory Board Company.
*10.26	Vendor Contracts Agreement, dated July 21, 1998, between The Corporate Executive Board Company and The Advisory Board Company.
*10.27	Sublease Agreement, dated July 21, 1998, between The Corporate Executive Board Company and The Advisory Board Company.
*10.28	License Agreement, dated January 19, 1999, between The Corporate Executive Board Company and The Advisory Board Company.
*10.29	Lease Guaranty Agreement, dated June 25, 1998, between The Corporate Executive Board Company and The Advisory Board Company.
*10.30	Administrative Services Agreement, dated July 1, 2001, between DGB Enterprises, Inc. and The Advisory Board Company.
*10.31	Lease Assignment Agreement, dated July 1, 1999, between DGB Enterprises, Inc. and The Advisory Board Company.
*10.32	Sublease Agreement, dated January 1, 2000, between DGB Enterprises, Inc. and The Advisory Board Company.
**10.33	Form of Indemnity Agreement between The Advisory Board Company and certain officers, directors and employees
**10.34	Employee Stock Purchase Plan
*21.1	Subsidiaries of the Registrant
**23.1	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)
23.2	Consent of Arthur Andersen LLP
*24.1	Power of Attorney (see signature page)

*	Previously filed.

**	To be filed by amendment.